As filed with the Securities and Exchange Commission on August 22, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ON SEMICONDUCTOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	3674	36-3840979
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George H. Cave, Esq.

Senior Vice President, General Counsel and Secretary

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven D. Pidgeon, Esq. Diane Holt Frankle, Esq. David P. Lewis, Esq. DLA Piper US LLP 2415 East Camelback Road, Suite 700 Phoenix, Arizona 85016 (480) 606-5100	Gelu Voicu President and Chief Executive Officer Catalyst Semiconductor, Inc. 2975 Stender Way Santa Clara, California 95054 Phone: (408) 542-1000	Steve L. Camahort, Esq. Dana C.F. Kromm, Esq. O’Melveny & Myers LLP 275 Battery Street San Francisco, California 94111 (415) 984-8700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	15,407,849(1)	N/A	$108,317,179(2)	$4,257

(1)	The number of shares of common stock of the registrant being registered is based upon (x) an estimate of the maximum number of shares of common stock, par value $0.001 per share, of Catalyst Semiconductor, Inc. (“Catalyst”) presently outstanding or issuable or expected to be issued in connection with the merger of a wholly-owned subsidiary of the registrant with Catalyst multiplied by (y) the exchange ratio of 0.706 shares of common stock, par value $0.01 per share, of the registrant, for each such share of common stock of Catalyst.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price for the common stock is the product of (x) $7.03, the average of the high and low sales prices of Catalyst common stock, as quoted on The Nasdaq Stock Market, on August 20, 2008, and (y) 21,824,149, the estimated maximum number of shares of Catalyst common stock that may be exchanged for the shares of common stock of the registrant being registered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this Proxy Statement is not complete and may be changed. We may not sell the securities offered by this Proxy Statement until the registration statement filed with the Securities and Exchange Commission is effective. This Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 22, 2008

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To the stockholders of Catalyst Semiconductor, Inc.:

The board of Catalyst Semiconductor, Inc. (“Catalyst”) has approved a strategic merger combining Catalyst with ON Semiconductor Corporation (“ON”). We believe that the proposed merger will allow ON and Catalyst to be better positioned to compete in the rapidly evolving semiconductor industry. ON and Catalyst have entered into an Agreement and Plan of Merger and Reorganization under which a newly formed, wholly-owned subsidiary of ON will merge with and into Catalyst, with Catalyst becoming a wholly-owned subsidiary of ON.

In the proposed merger, Catalyst stockholders will receive 0.706 shares of ON common stock for each share of Catalyst common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing. ON’s stockholders will continue to own their existing shares, which will not be exchanged in connection with the merger. Upon completion of the merger, Catalyst’s former stockholders will own approximately 3% of the then outstanding ON common stock, based on the number of shares of ON and Catalyst outstanding on July 15, 2008. The value of the merger consideration to be received in exchange for each share of Catalyst common stock will fluctuate with the market price of ON common stock.

Based on the closing sale price for ON common stock on July 16, 2008, the last trading day before public announcement of the merger, the 0.706 exchange ratio represented approximately $6.24 in value for each share of Catalyst common stock. Based on the closing sale price for ON common stock on                     , 2008, the latest practicable date before the printing of this proxy statement/prospectus, which we refer to as this “Proxy Statement,” the 0.706 exchange ratio represented approximately $             in value for each share of Catalyst common stock.

ON common stock is listed on The Nasdaq Stock Market under the symbol “ONNN.” Catalyst common stock is listed on The Nasdaq Stock Market under the symbol “CATS.” We urge you to obtain current market quotations for the shares of ON and Catalyst.

Your vote is very important. The merger cannot be completed unless Catalyst stockholders adopt and approve the merger agreement. Catalyst is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger. Information about these meetings, the merger and the other business to be considered by stockholders is contained in this Proxy Statement. We urge you to read this Proxy Statement carefully. You should also carefully consider the risk factors beginning on page 17.

Whether or not you plan to attend Catalyst’s special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at that meeting.

The Catalyst board of directors recommends that you vote FOR the proposal to adopt and approve the merger agreement.

Gelu Voicu

President and Chief Executive Officer

Catalyst Semiconductor, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this Proxy Statement is accurate or complete. Any representation to the contrary is a criminal offense.

This Proxy Statement is dated                     , 2008, and is first being mailed to Catalyst stockholders on or about                     , 2008.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON                    , 2008

To the Stockholders of Catalyst Semiconductor, Inc.:

A special meeting of stockholders of Catalyst Semiconductor, Inc. will be held at Catalyst headquarters at 2975 Stender Way, Santa Clara, CA 95054, on                     , 2008 at 10:00 a.m., local time, for the following purposes:

1. To adopt and approve the Agreement and Plan of Merger and Reorganization, dated as of July 16, 2008, by and among ON Semiconductor Corporation, Centaur Acquisition Corporation, and Catalyst Semiconductor, Inc., as the same may be amended from time to time (the “Merger Proposal”).

2. To approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal listed above.

3. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The accompanying Proxy Statement further describes the matters to be considered at the special meeting. A copy of the merger agreement has been included as Annex A to this Proxy Statement.

The Catalyst board of directors has set                     , 2008 as the record date for the special meeting. Only holders of record of shares of Catalyst common stock at the close of business on                     , 2008 will be entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. The special meeting will begin promptly at 10:00 a.m., local time. Check-in will begin at 9:30 a.m., local time, and you should allow ample time for check-in procedures. To ensure your representation at the special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please submit your proxy promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote.

The Catalyst board of directors recommends that you vote FOR the proposal to adopt and approve the merger agreement and FOR the proposal to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies.

By Order of the Board of Directors,

Gelu Voicu

President and Chief Executive Officer

Santa Clara, California

                    , 2008

PLEASE SUBMIT A PROXY FOR YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR SUBMITTING A PROXY ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT SUBMITTING A PROXY FOR YOUR SHARES, PLEASE CALL MACKENZIE PARTNERS AT (800) 322-2885 (TOLL FREE) OR (212) 929-5500 (COLLECT) OR VIA EMAIL AT CATALYST@MACKENZIEPARTNERS.COM.

ADDITIONAL INFORMATION

This Proxy Statement incorporates by reference important business and financial information about ON and Catalyst from other documents that are not included in or delivered with this Proxy Statement. For a listing of the documents incorporated by reference into this Proxy Statement, see “Where You Can Find More Information.” This information is available to you without charge upon your written or oral request. You may obtain the documents incorporated by reference into this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:

ON Semiconductor Corporation 5005 E. McDowell Road, M/D-C302 Phoenix, Arizona 85008 Attn: Office of Investor Relations (602) 244-3437	Catalyst Semiconductor, Inc. 2975 Stender Way Santa Clara, California 95054 Attn: Investor Relations (408) 542-1000

In addition, you may obtain copies of this information by making a request through ON’s or Catalyst’s investor relations departments by sending an email to investor@onsemi.com or investor@catsemi.com, respectively.

You may also obtain documents incorporated by reference into this Proxy Statement by requesting them in writing or by telephone from MacKenzie Partners, Catalyst’s proxy solicitation agent, at the following address and telephone number:

MACKENZIE PARTNERS, INC.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Collect)

(800) 322-2885 (Toll-Free)

catalyst@mackenziepartners.com

To receive timely delivery of the documents in advance of the meetings, you should make your request no later than                     , 2008.

SUBMITTING A PROXY BY INTERNET OR BY TELEPHONE

Catalyst stockholders of record on the close of business on                     , 2008, the record date for the Catalyst special meeting, may submit their proxies by telephone or Internet by following the instructions on their proxy card or voting form. If you have any questions regarding whether you are eligible to submit your proxy by telephone or by Internet, please contact MacKenzie Partners by telephone at (800) 322-2885 (toll free) or (212) 929-5500 (collect) or via email at catalyst@mackenziepartners.com.

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(Continued)

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ANNEXES

Annex A	Agreement and Plan of Merger and Reorganization, dated as of July 16, 2008 by and among ON Semiconductor Corporation, Centaur Acquisition Corporation, and Catalyst Semiconductor, Inc.

Annex B	Form of Voting Undertaking by and among ON Semiconductor Corporation, Catalyst Semiconductor, and certain Catalyst Semiconductor, Inc. stockholders

Annex C	Form of Certificate of Incorporation of Catalyst Semiconductor, Inc. (to be in effect after consummation of the merger)

Annex D	Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers briefly address some commonly asked questions about the merger. The following questions and answers may not include all the information that is important to stockholders of Catalyst. We urge stockholders to read carefully this entire Proxy Statement, including the annexes and the other documents referred to herein.

Q:	Why am I receiving these materials?

A:	We are sending you these materials to help you decide how to vote your shares of Catalyst stock with respect to the proposed merger and related transactions.

The merger cannot be completed unless Catalyst stockholders adopt and approve the merger agreement. Information about the special meeting of stockholders of Catalyst, the merger, and the other business to be considered by stockholders of Catalyst is contained in this Proxy Statement.

We are delivering this document to you as both a proxy statement of Catalyst and a prospectus of ON. It is a proxy statement because the Catalyst board of directors is soliciting proxies from its stockholders. It is a prospectus because ON will exchange shares of its common stock for shares of Catalyst common stock in the merger.

Q:	What will stockholders receive in the merger?

A:	At the effective time of the merger, each outstanding share of Catalyst common stock will be converted into the right to receive 0.706 shares of ON common stock in the merger, which we refer to as the exchange ratio. Holders of Catalyst common stock will not receive any fractional ON shares in the merger. Instead, the total number of shares that each holder of Catalyst common stock will receive in the merger will be rounded down to the nearest whole number, and ON will pay cash for any resulting fractional share that a Catalyst stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of ON common stock will be determined by multiplying the fraction by the closing price for ON common stock on The Nasdaq Stock Market on the date that the merger becomes effective.

Q:	When do ON and Catalyst expect to complete the merger?

A:	ON and Catalyst expect to complete the merger after all conditions to the merger in the merger agreement are satisfied or waived, including the receipt of stockholder approval at the special meeting of Catalyst and the receipt of all required regulatory approvals. ON and Catalyst currently expect to complete the merger during the fourth quarter of 2008. However, it is possible that factors outside of either company’s control could cause the merger to be competed at a later time or not at all.

Q:	How does the board of directors of Catalyst recommend that I vote?

A:	The Catalyst board of directors recommends that Catalyst stockholders vote FOR the proposal to adopt and approve the merger agreement and FOR the proposal to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the previous proposal.

Q:	What vote is required to approve the proposal to adopt and approve the merger agreement?

A:	The affirmative vote of a majority of the outstanding shares of Catalyst common stock entitled to vote is required to adopt and approve the merger agreement, which is referred to in this Proxy Statement as the “Merger Proposal.”

Q:	What if I do not vote on the matters relating to the merger?

A:	If you fail to vote or fail to instruct your broker or other nominee how to vote on the Merger Proposal, it will have the same effect as a vote against the Merger Proposal. If you “abstain” from voting on the Merger Proposal, your shares will be counted in the same way as if they had been voted against the Merger Proposal. If you submit a proxy but do not indicate how you want your shares to be voted on the Merger Proposal, your shares will be counted as present for purposes of determining whether a quorum exists and will be counted as voting in favor of the Merger Proposal.

Q:	How do I submit a proxy?

A:	You may submit a proxy before the Catalyst special meeting in one of the following ways:

•	by telephone, using the toll free number shown on your proxy card;

•	via the Internet, by visiting the website shown on your proxy card; or

•	by mail, by completing, signing, dating, and returning the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at the Catalyst special meeting.

If your shares are held in “street name,” through a broker, bank, or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this Proxy Statement, please submit a proxy to vote your shares as soon as possible so that your shares will be represented at the Catalyst special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:	When and where is the Catalyst special meetings of stockholders?

A:	The special meeting of Catalyst stockholders will be held at Catalyst headquarters at 2975 Stender Way, Santa Clara, CA 95054, on , 2008 at 10:00 a.m., local time. Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at 9:30 a.m., local time.

Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	Your broker or other nominee does not have authority to vote on the proposals described in this Proxy Statement without receiving instructions from the beneficial owner as to how the shares are to be voted. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters ONLY if you provide instructions to it on how to vote. You should follow the directions that your broker or other nominee provides.

Q:	What constitutes a quorum?

A:	Stockholders who hold a majority in voting power of the Catalyst common stock issued and outstanding as of the close of business on the record date for the Catalyst special meeting and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the Catalyst special meeting.

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Q:	May I change my vote after I have submitted my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the applicable special meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of Catalyst;

•	by sending a completed proxy card bearing a later date than your original proxy card;

•

by submitting a later dated proxy via the Internet in the same manner that you submitted your earlier proxy via the Internet or by calling the telephone number specified on your proxy card, in each case if you are eligible to submit a proxy by Internet or telephone and following the instructions on the proxy card; or

•	by attending the Catalyst special meeting and voting in person.

Your attendance at Catalyst’s special meeting alone will not revoke any proxy. If you choose any of the first three methods, you must take the described action no later than the beginning of the Catalyst special meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	Do I have appraisal rights?

A:	No. Holders of Catalyst common stock will not be entitled to exercise any appraisal rights in connection with the merger.

Q:	Should I send in my stock certificates now?

A:	No. Please do not send your stock certificates with your proxy card. You will receive written instructions from the exchange agent after the merger is completed on how to exchange your Catalyst stock certificates for certificates representing shares of ON common stock.

Q:	What if I hold Catalyst stock options or other stock-based awards?

A:	In the merger, all outstanding Catalyst employee stock options and restricted stock unit awards will be converted into options and restricted stock unit awards of ON, and those options and awards will entitle the holder to receive ON common stock. The number of shares issuable under those options and awards, and the exercise prices for those options, will be adjusted based on the exchange ratio.

Q:	Who should I contact if I have any questions about the merger, the proxy materials or voting power?

A:	If you have any questions about the merger or if you need assistance in submitting your proxy or voting your shares or need additional copies of the Proxy Statement or the enclosed proxy card, you should contact Catalyst’s proxy solicitation agent MacKenzie Partners, toll free at (800) 322-2885 or collect at (212) 929-5500 or via email at catalyst@mackenziepartners.com. If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus, referred to as this Proxy Statement, and does not contain all the information that may be important to you. Each section of this summary is qualified in its entirety by reference to the full discussions of the related matters in the body of this Proxy Statement, and you are encouraged to read carefully this Proxy Statement, including the annexes, in its entirety. Additional important information is also contained in the documents incorporated by reference into this Proxy Statement—see “Where You Can Find More Information” beginning on page 80. Unless stated otherwise, all references in this Proxy Statement to ON are to ON Semiconductor Corporation, all references to Catalyst are to Catalyst Semiconductor, Inc. and all references to the merger agreement are to the Agreement and Plan of Merger and Reorganization, dated as of July 16, 2008, by and among ON, Centaur Acquisition Corporation, and Catalyst, a copy of which is attached as Annex A to this Proxy Statement.

The Merger

Each of the boards of directors of ON and Catalyst has approved a strategic merger of ON and Catalyst. ON and Catalyst have entered into an Agreement and Plan of Merger and Reorganization under which a newly formed, wholly-owned, subsidiary of ON will merge with and into Catalyst, with Catalyst thereupon becoming a wholly-owned subsidiary of ON. In the proposed merger, Catalyst stockholders will receive 0.706 shares of ON common stock for each share of Catalyst common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing. ON’s stockholders will continue to own their existing shares, and will not need to exchange them in connection with the merger.

A copy of the merger agreement is attached as Annex A to this Proxy Statement. We encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see “The Merger Agreement” beginning on page 51.

The Parties

ON

ON is a global supplier of power and data management semiconductors and standard semiconductor components. ON designs, manufactures, and markets an extensive portfolio of semiconductor components that address the design needs of sophisticated electronic systems and products. ON’s power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices. ON’s data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. ON’s standard semiconductor components serve as “building block” components that may be applied to virtually all electronic devices.

For the fiscal year ended December 31, 2007, ON had revenues of approximately $1.57 billion and net income of approximately $242.2 million. For the six months ended June 27, 2008, ON had revenues of approximately $984.6 million and net income of approximately $65.4 million.

ON’s headquarters are located at 5005 E. McDowell Road, Phoenix, Arizona 85008, and its telephone number is (602) 244-6600. ON has major design operations in Arizona, Rhode Island, Idaho, California, Texas, Oregon, China, Slovakia, the Czech Republic, Korea, Belgium, Canada, Germany, Bulgaria, Ireland and France, and it currently operates manufacturing facilities in Arizona, Oregon, Idaho, Belgium, China, the Czech Republic, Japan, Malaysia, the Philippines, and Slovakia.

Catalyst

Catalyst designs, develops, and markets a broad line of reprogrammable non-volatile memory products and analog/mixed-signal semiconductor products. Catalyst’s products are used by manufacturers of electronic products in a wide range of consumer, computing, communications, industrial, and automotive applications. Catalyst generally targets high-volume markets for its cost-effective, high quality products. For the fiscal year ended April 27, 2008, Catalyst had revenues of approximately $75.9 million and net income of approximately $2.9 million.

Catalyst’s principal executive offices are located at 2975 Stender Way, Santa Clara, California 95054 and its telephone number is (408) 542-1000. Catalyst also has a research and development facility in Bucharest, Romania; office space in Illinois, China, the United Kingdom, Germany, Japan, Singapore, South Korea, and Taiwan; and an operations site in Thailand.

Merger Sub

Centaur Acquisition Corporation, or Merger Sub, a wholly-owned subsidiary of ON, is a Delaware corporation formed on July 16, 2008 for the purpose of effecting the merger. Upon completion of the merger, Merger Sub will merge with and into Catalyst, and Catalyst will become a wholly-owned subsidiary of ON.

Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Catalyst’s Reasons for the Merger (see page 27)

Catalyst’s board of directors considered a number of factors in making its determination that the merger and the merger agreement are advisable and in the best interests of Catalyst and its stockholders, including the following:

•

the merger consideration to be received by Catalyst stockholders, which Catalyst’s board of directors concluded would be likely to deliver greater long-term value to Catalyst’s stockholders than would be expected if Catalyst remained independent;

•

the ability of Catalyst’s stockholders to participate in the future growth of an organization with considerably greater scale and breadth than Catalyst alone, and their ability to benefit from the synergies that are expected to be realized as a result of the merger;

•

Catalyst’s prospects as an independent company, including the significant risks associated with remaining independent and the Catalyst board of directors’ view that Catalyst could best realize long-term stockholder value as part of a global semiconductor enterprise with greater scale and reach;

•	the extensive process conducted prior to the signing of the merger agreement;

•

the financial analysis reviewed by Houlihan Lokey Howard & Zukin Capital, Inc., which we refer to as Houlihan Lokey, with the Catalyst board of directors, and the opinion to Catalyst’s board of directors dated July 15, 2008 to the effect that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the exchange ratio was fair, from a financial point of view, to the holders of Catalyst common stock;

•	the terms of the merger agreement, including its termination provisions, the “breakup” fees and Catalyst’s ability to respond to and accept superior proposals;

•	the relatively limited nature of the closing conditions included in the merger agreement and the likelihood that the merger will be completed; and

•	the fact that the merger is expected to be tax-free to Catalyst stockholders for U.S. federal income tax purposes, other than with respect to cash received for fractional shares.

Catalyst’s board of directors also identified and considered a number of countervailing factors and risks that could arise from the merger, which are described in detail on page 29.

What Catalyst Stockholders Will Receive in the Merger (see page 51)

At the effective time of the merger, each outstanding share of Catalyst common stock will be converted into the right to receive 0.706 shares of ON common stock in the merger, which we refer to as the exchange ratio. Holders of Catalyst common stock will not receive any fractional ON shares in the merger. Instead, the total number of shares that each holder of Catalyst common stock will receive in the merger will be rounded down to the nearest whole number, and ON will pay cash for any resulting fractional share that a Catalyst stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of ON common stock will be determined by multiplying the fraction by the closing price for ON common stock on The Nasdaq Stock Market on the date that the merger becomes effective.

Example: If you currently own 25 shares of Catalyst common stock, absent the treatment of the fractional shares described above, you would be entitled to receive (25 x 0.706) or 17.65 shares of ON common stock. Since fractional shares will not be issued, you will be entitled to receive 17 shares of ON common stock and a check for the market value of 0.65 shares of ON common stock based on its closing price on the date that the merger becomes effective.

The merger agreement provides for adjustments to the exchange ratio to reflect fully the effect of any stock split, stock dividend, reverse stock split, reclassification, recapitalization, or other similar transaction with respect to ON common stock or Catalyst common stock with a record date prior to the merger.

Treatment of Stock Options and Other Stock-Based Awards (see page 52)

At the effective time of the merger, all outstanding Catalyst employee stock options and restricted stock unit awards will be assumed by ON and converted into options and restricted stock unit awards of ON, and those options and awards will entitle the holder to receive ON common stock. The number of shares issuable under those options and awards, and the exercise prices for options, will be adjusted based on the exchange ratio.

Recommendation of the Catalyst Board of Directors (see page 27)

After careful consideration, the Catalyst board of directors recommends that holders of Catalyst common stock vote FOR the Merger Proposal.

Opinion of Catalyst’s Financial Advisors (see page 30)

On July 15, 2008, Houlihan Lokey rendered an oral opinion to Catalyst’s board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated July 15, 2008), to the effect that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Catalyst common stock.

Houlihan Lokey’s opinion was directed to the Catalyst board of directors and only addressed the fairness, from a financial point of view, of the exchange ratio in the merger and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this Proxy Statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this Proxy Statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. Catalyst encourages its stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Proxy Statement are intended to be, and do not constitute, advice or a recommendation to the Catalyst board of directors or any stockholder as to how to act or vote with respect to the merger or related matters.

Interests of Catalyst’s Directors and Executive Officers in the Merger (see page 43)

You should be aware that some of Catalyst’s directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of Catalyst stockholders generally. These interests relate to equity and equity-linked securities held by such persons; change of control severance arrangements covering Catalyst’s executive officers; indemnification of Catalyst’s directors and officers by ON following the merger; and the anticipated employment by ON of certain of these individuals following completion of the merger, including Gelu Voicu, Catalyst’s President and Chief Executive Officer.

Material U.S. Federal Income Tax Consequences of the Merger (see page 48)

The merger has been structured as a tax-free “reorganization” for U.S. federal income tax purposes. Accordingly, holders of Catalyst common stock will generally not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Catalyst common stock for ON common stock in the merger, except for any gain or loss recognized in connection with any cash received instead of a fractional share of ON common stock. The companies themselves will not recognize gain or loss as a result of the merger. It is a condition to the obligations of Catalyst and ON to complete the merger that each receives a legal opinion from its outside counsel that the merger will be a “reorganization” for U.S. federal income tax purposes. For further discussion, see “—Material U.S. Federal Income Tax Consequences of the Merger” below.

The U.S. federal income tax consequences described above may not apply to all holders of Catalyst common stock, including certain holders specifically referred to on page 48. Your tax consequences will depend on your own situation. You should consult your tax advisor to determine the particular tax consequences of the merger to you.

Accounting Treatment of the Merger (see page 47)

The merger will be accounted for as an acquisition by ON of Catalyst under the purchase method of accounting according to U.S. generally accepted accounting principles.

No Appraisal Rights (see page 47)

Under Section 262 of the General Corporation Law of the State of Delaware, the holders of Catalyst common stock will not have appraisal rights in connection with the merger.

Regulatory Matters (see page 47)

The merger is subject to the receipt of any consents or approvals required under applicable foreign competition laws. ON and Catalyst have each agreed to use their reasonable best efforts to take all actions proper or advisable under the merger agreement and applicable laws, rules, and regulations to complete the merger, as well as other specified actions, as promptly as practicable. However, the foregoing does not require ON to agree to or carry out any divestiture, sale, license, or imposition of any material limitation on the ability of ON to conduct its business or to hold or exercise full ownership of the Catalyst shares, except in each case as would not involve any assets that are material to ON and its subsidiaries, taken as a whole. In addition, subject to certain conditions, either party can terminate the merger agreement if the merger has not been effected by January 16, 2009; provided, that either party may extend this deadline to April 16, 2009 if all conditions to closing have been satisfied other than required antitrust and competition law approvals. In either case, no termination fee is due. Each of ON and Catalyst has the right to terminate the merger agreement if a governmental entity issues an order, decree or ruling or takes any other nonappealable final action permanently restraining, enjoining or otherwise prohibiting the merger. In this case, the terminating party would not be required to pay a termination fee.

Conditions to Completion of the Merger (see page 56)

ON and Catalyst expect to complete the merger after all the conditions to the merger in the merger agreement are satisfied or waived, including after the receipt of stockholder approval at the special meeting of Catalyst and the receipt of all required regulatory approvals. ON and Catalyst currently expect to complete the merger during the fourth quarter of 2008. However, it is possible that factors outside of either company’s control could cause the merger to be competed at a later time or not at all.

Each party’s obligation to complete the merger is subject to the satisfaction or waiver of various conditions, including the following:

•	the receipt of approval from the holders of Catalyst common stock;

•	the receipt of any consents or approvals required under applicable foreign competition laws;

•	the receipt of all required regulatory approvals;

•	the effectiveness of the registration statement of which this Proxy Statement is a part, and the registration statement not being subject to any stop order or threatened stop order;

•	the absence of any injunctions or legal prohibitions preventing the consummation of the merger;

•	the receipt of opinions of counsel relating to the U.S. federal income tax treatment of the merger;

•	the absence of any governmental restraints with respect to the merger;

•	the accuracy of the other party’s representations and warranties in the merger agreement, including the other party’s representation that no material adverse effect has occurred;

•	the other party’s compliance in all material respects with its obligations under the merger agreement;

•	the continued effectiveness of the employment agreement between Catalyst’s President and CEO, Gelu Voicu, and ON; and

•	the receipt of authorization from The Nasdaq Stock Market for listing of ON common stock to be issued in connection with the merger.

The merger agreement provides that certain of these conditions may be waived, in whole or in part, by ON or Catalyst, to the extent legally allowed. Neither ON nor Catalyst currently expects to waive any material condition to the completion of the merger. If either ON or Catalyst determines to waive any condition to the merger that would result in a material and adverse change in the terms of the merger to Catalyst stockholders (including any change in the tax consequences of the transaction to Catalyst stockholders), proxies would be resolicited from Catalyst stockholders.

Termination of the Merger Agreement (see page 59)

Generally, the merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger (including after stockholder approval):

•	by mutual written consent of ON, Merger Sub, and Catalyst;

•	by either ON or Catalyst, if:

–	the merger is not consummated on or before January 16, 2009; except that right is not available to any party whose failure to comply with the merger agreement has been the cause of, or resulted in, such failure and provided that this date (referred to herein as the “outside date”) may be extended to April 16, 2009 if any applicable antitrust or competition law approvals have not been received but all other conditions to the closing of the merger have been satisfied;

–	a governmental entity issues a nonappealable final order, decree, or ruling or takes any other nonappealable final action in each case permanently restraining, enjoining, or otherwise prohibiting the merger;

–	the required Catalyst stockholder vote has not been obtained at the Catalyst stockholder meeting or any adjournment or postponement thereof permitted under the merger agreement;

–	the other party breaches any of its agreements or representations in the merger agreement in such a way as would cause one or more of the conditions to closing not to be satisfied, and such breach is either incurable or is not cured prior to the earlier of 20 days following the breaching party’s receipt of written notice of such breach or the outside date;

•	by ON, if:

–	Catalyst’s board of directors changes its recommendation that its stockholders vote in favor of the Merger Proposal;

–	Catalyst’s board of directors approves or recommends an alternative acquisition proposal to its stockholders;

–	Catalyst enters into an acquisition agreement relating to an alternative transaction;

–	Catalyst fails to reconfirm its recommendation as required by the merger agreement; or

•

by Catalyst to accept a proposal from a third party to acquire Catalyst that Catalyst’s board of directors determines to be a superior proposal to the terms of ON’s proposed acquisition of Catalyst, if Catalyst’s board of directors changes or withdraws its recommendation of the merger in response to such superior proposal, pays the applicable termination fee (as described below), and immediately enters into a definitive agreement with respect to the superior proposal.

Termination Fees and Expenses (see page 60)

Catalyst is required to pay ON a $3.27 million termination fee, referred to herein as the “termination fee,” if the merger agreement has been terminated because:

•	Catalyst’s board of directors has changed its recommendation that its stockholders vote in favor of the Merger Proposal;

•	Catalyst’s board of directors makes an alternative acquisition proposal to its stockholders;

•	Catalyst has entered into an acquisition agreement relating to an alternative transaction;

•	Catalyst has failed to reconfirm its recommendation as required by the merger agreement;

•

Catalyst has changed or withdrawn its recommendation of the merger and accepted a proposal from a third party to acquire Catalyst that Catalyst’s board of directors determined to be a superior proposal to the terms of ON’s proposed acquisition; or

•

the required Catalyst stockholder vote has not been obtained at Catalyst’s stockholders meeting or any adjournment or postponement thereof permitted under the merger agreement if, prior to the failure to obtain such vote, there was a publicly announced acquisition proposal relating to Catalyst that was not absolutely and unconditionally withdrawn and abandoned more than ten business days prior to the stockholders meeting and, within twelve months after such termination, Catalyst consummates an acquisition transaction or enters into an acquisition agreement relating to an acquisition proposal (provided that, for purposes of the foregoing, the references to 20% in the definition of acquisition proposal on page 59 shall be changed to 50%).

This termination fee could discourage other companies from seeking to acquire or merge Catalyst.

Timing of the Merger

The merger is expected to be completed during the fourth quarter of 2008, subject to the receipt of necessary regulatory approvals and the satisfaction or waiver of other closing conditions.

No Solicitation of Other Offers (see page 58)

In the merger agreement, Catalyst has agreed that it will not directly or indirectly:

•

solicit, initiate, or knowingly or intentionally encourage or facilitate, any inquiries, offers, or proposals that constitute, or would reasonably be expected to lead to, any acquisition proposal, including, without limitation, amending or granting any waiver or release under any standstill or similar agreement with respect to any Catalyst common stock; or

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any non-public information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise knowingly or intentionally cooperate in any way with, any acquisition proposal.

The merger agreement does not, however, prohibit Catalyst from considering a bona fide acquisition proposal from a third party if certain specified conditions are met.

Matters to be Considered at the Catalyst Special Meetings (see page 66)

At the Catalyst stockholder meeting, Catalyst stockholders will be asked to vote on the following proposals:

•	to adopt and approve the merger agreement, which is referred to in this Proxy Statement as the “Merger Proposal;” and

•

to approve any motion to adjourn or postpone the Catalyst special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal listed above.

The Catalyst board of directors recommends that Catalyst stockholders vote FOR all of the proposals set forth above.

Voting Undertakings (see page 62)

Catalyst’s directors and executive officers, who, as of July 16, 2008, in the aggregate owned approximately 8.0% of the shares of Catalyst common stock outstanding and beneficially owned approximately 24.3% of the shares of Catalyst common stock outstanding, have executed voting undertakings agreeing to vote their shares of Catalyst common stock in favor of the Merger Proposal.

Risk Factors (see page 17)

The merger may not achieve the expected benefits because of the risks and uncertainties discussed in the sections entitled “Risk Factors” beginning on page 17 and “Forward-Looking Statements” beginning on page 16. Such risks include risks relating to the uncertainty that ON and Catalyst will be able to integrate their businesses successfully, uncertainties as to whether the merger will achieve expected synergies, and uncertainties relating to the performance of the combined company following the merger.

SELECTED HISTORICAL FINANCIAL DATA OF ON

The following table sets forth certain of ON’s consolidated financial data as of and for each of the periods indicated. The financial information for the years ended December 31, 2007, 2006, 2005, 2004, and 2003, and as of December 31, 2007, 2006, 2005, 2004, and 2003, is derived from ON’s audited consolidated financial statements. The audited consolidated financial statements for the years ended December 31, 2007, 2006, and 2005 are incorporated by reference into this Proxy Statement. The consolidated financial information as of and for the six month periods ended June 27, 2008 and June 29, 2007 is derived from ON’s unaudited consolidated financial statements, which are incorporated by reference into this Proxy Statement and which, in ON’s opinion, include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of ON’s financial position and results of operations for such periods. Interim results for the six months ended June 27, 2008 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2008.

The selected historical financial data below should be read in conjunction with the consolidated financial statements that are incorporated by reference into this document and their accompanying notes.

	Year ended December 31,					Six months ended June 27, 2008 (6)	Six months ended June 29, 2007 (6)
	2007(6)	2006(6)	2005	2004	2003
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Revenues	$1,566.2	$1,531.8	$1,260.6	$1,266.9	$1,069.1	$984.6	$755.4
Restructuring, asset impairments, and other, net (1)	3.0	(6.9)	3.3	19.6	61.2	20.0	—
Loss on debt prepayment (2)	(0.1)	(1.3)	—	(159.7)	(7.7)	—	(0.1)
Income (loss) before cumulative effect of accounting change	242.2	272.1	103.5	(123.7)	(145.2)	65.4	117.3
Cumulative effect of accounting change (3)	—	—	(2.9)	—	(21.5)	—	—
Net income (loss)	242.2	272.1	100.6	(123.7)	(166.7)	65.4	117.3
Diluted earnings (loss) per common share before cumulative effect of accounting change (4)	$0.80	$0.80	$0.22	$(0.55)	$(0.83)	$0.18	$0.38
Diluted earnings (loss) per common share (4)	$0.80	$0.80	$0.21	$(0.55)	$(0.94)	$0.18	$0.38

Consolidated Balance Sheet Data:
Total assets	$1,637.6	$1,416.5	$1,148.5	$1,110.1	$1,164.5	$2,838.1	$1,427.7
Long-term debt, less current portion	1,128.6	1,148.1	993.1	1,131.8	1,291.5	1,159.9	1,117.4
Redeemable preferred stock (5)	—	—	—	131.1	119.7	—	—
Stockholders’ equity (deficit)	15.9	(225.4)	(300.3)	(537.8)	(644.6)	1,034.2	(137.1)

(1)

Restructuring, asset impairments, and other, net, include employee severance and other exit costs associated with ON’s worldwide profitability enhancement programs, asset impairments, executive severance costs, a $0.7 million gain during the six months ended June 27, 2008 associated with the reversal of capital lease obligations, a $5.7 million gain in 2006 associated with insurance proceeds received to replace damaged equipment in ON’s Gresham, Oregon wafer fabrication facility, a $4.5 million gain in 2006 on the sale of a building at ON’s corporate headquarters in Phoenix, Arizona and a manufacturing facility at our East Greenwich, Rhode Island location, and a $4.6 million gain in 2003 associated with the sale of ON’s Guadalajara property.

(2)	The $0.1 million loss on debt prepayment in 2007 was due to the prepayment of $23.9 million of ON’s senior bank facilities prior to maturity. The $1.3 million loss on debt prepayment in 2006 was due to the prepayment of $374.1 million on ON’s senior bank facilities prior to maturity. In 2004, this charge included $114.0 million in redemption premiums, consent fees, incentive fees, dealer manager fees and certain third party costs, and $45.7 million in capitalized closing costs and unamortized debt discounts that were written off associated with ON’s various refinancing activities. In 2003, the charge represents the write-off of capitalized debt issuance costs and certain third party expenses in connection with the prepayment of a portion of ON’s senior bank facilities.

(3)	During 2003, ON changed its method of accounting for net unrecognized actuarial gains or losses relating to its defined benefit pension obligations. Historically, ON amortized its net unrecognized actuarial gains or losses over the average remaining service lives of active plan participants, to the extent that such net gains or losses exceeded the greater of 10% of the related projected benefit obligation or plan assets. Effective January 1, 2003, ON no longer defers actuarial gains or losses and will recognize such gains and losses during the fourth quarter of each year, which is the period in which its annual pension plan actuarial valuations are prepared. The impact of this change for periods prior to January 1, 2003 was a charge of $21.5 million, or $0.11 per share, both before and after income taxes for the year ended December 31, 2003.

In 2005, ON adopted FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143 “Accounting for Asset Retirement Obligations” (“Statement 143”) refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The impact of the adoption of FIN 47 to ON’s financial condition and results of operations was a charge of $2.9 million, net of an income tax benefit of $0.3 million, for the year ended December 31, 2005.

(4)	Diluted net income per common share for the years ended December 31, 2005, 2004, and 2003 are calculated by deducting: dividends on ON’s redeemable preferred stock of $9.2 million, $9.9 million, and $9.2 million, respectively; the accretion of the increase in redemption value of ON’s redeemable preferred stock of $(1.0) million in 2005, $1.5 million in 2004, and $0.5 million in 2003; the dividend from inducement shares issued upon conversion of convertible redeemable preferred stock of $20.4 million in 2005; and the allocation of undistributed earnings to preferred shareholders of $9.7 million in 2005 from net income (loss) for such periods and then dividing the resulting amounts by the weighted average number of common shares outstanding (including the incremental shares issuable upon the assumed exercise of stock options and conversion of preferred stock to the extent they are not anti-dilutive) during such periods. On November 10, 2005, ON entered into a Conversion and Termination Agreement with an affiliate of TPG to convert its preferred stock into approximately 49.4 million shares of its common stock. To induce the conversion, ON issued approximately 3.9 million additional shares of its common stock to such affiliate of TPG. Following the conversion, none of the authorized shares of preferred stock remained outstanding.

(5)	The redeemable preferred stock outstanding at December 31, 2004 and 2003 was issued to an affiliate of TPG in September 2001. As described in (4) above, on November 10, 2005, ON entered into a Conversion and Termination Agreement with an affiliate of TPG to convert the preferred stock into shares of its common stock. As of December 31, 2007, 2006, and 2005, there were no shares of redeemable preferred stock outstanding.

(6)	In 2006, ON adopted Statements of Financial Accounting Standards (“SFAS”) No. 123R, which requires it to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. As a result of the adoption of SFAS No. 123R, ON’s results of operations include $16.5 million and $10.2 million of stock compensation expense during the years ended December 31, 2007 and December 31, 2006, respectively, and $15.0 million during the six months ended June 27, 2008.

SELECTED HISTORICAL FINANCIAL DATA OF CATALYST

The following table sets forth certain of Catalyst’s consolidated financial data as of and for each of the periods indicated. The financial information for the years ended April 27, 2008, April 29, 2007, April 30, 2006, May 1, 2005, and May 2, 2004, and as of April 27, 2008, April 29, 2007, April 30, 2006, May 1, 2005, and May 2, 2004, is derived from Catalyst’s audited consolidated financial statements. The audited consolidated financial statements for the years ended April 27, 2008, April 29, 2007, and April 30, 2006 are incorporated by reference into this Proxy Statement.

The selected historical financial data below should be read in conjunction with the consolidated financial statements that are incorporated by reference into this document and their accompanying notes.

	Fiscal Year Ended
	April 27, 2008 (1)	April 29, 2007 (1)	April 30, 2006	May 1, 2005	May 2, 2004 (2)
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$75.9	$66.4	$60.2	$62.3	$63.5
Cost of revenues	47.2	44.2	36.9	35.9	37.4
Gross profit	28.7	22.1	23.3	26.5	26.2
Research and development	8.8	7.8	7.5	7.9	7.1
Selling, general, and administrative	17.1	15.7	13.4	13.7	11.5
Income (loss) from operations	2.9	(1.5)	2.4	4.9	7.6
Interest income and other, net	1.4	1.3	1.2	0.7	0.4
Income (loss) before income taxes	4.3	(0.1)	3.6	5.6	8.0
Income tax provision (benefit)	1.3	0.3	1.0	1.8	(1.4)
Net income (loss) (1)(2)	$2.9	$(0.4)	$2.6	$3.8	$9.4
Net income (loss) per share:
Basic	$0.18	$(0.03)	$0.15	$0.22	$0.57
Diluted	$0.17	$(0.03)	$0.14	$0.20	$0.48
Weighted average common shares:
Basic	16.3	16.3	16.7	17.5	16.6
Diluted	17.5	16.3	18.2	19.5	19.4

Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$29.6	$28.7	$29.1	$33.8	$33.8
Total working capital	40.8	42.1	43.3	48.1	46.3
Total assets	71.6	69.2	70.4	70.1	66.9
Total current liabilities	14.1	11.0	12.9	12.2	12.9
Non-current tax liability	0.2	—	—	—	—
Stockholders’ equity	57.3	58.3	57.5	57.9	54.0

(1)	In fiscal 2008 and 2007, Catalyst’s net income was negatively impacted by $1.4 million and $1.7 million of after-tax stock-based compensation expense, respectively, due to Catalyst’s adoption of SFAS No. 123(R).

(2)	In fiscal 2004, Catalyst’s net income was favorably impacted by $4.7 million due to the reversals of its tax valuation allowance.

COMPARATIVE PER SHARE DATA

The following table shows per share data regarding income (loss) from continuing operations, book value per share, and cash dividends for ON and Catalyst on a historical and on a pro forma combined basis. The pro forma combined financial data includes AMIS Holdings, Inc., a Delaware corporation (“AMIS”) only from March 17, 2008, when ON completed the purchase of AMIS whereby AMIS became ON’s wholly-owned subsidiary, and thereafter, and does not give the pro forma effect to that acquisition. The pro forma book value per share information was computed as if the merger had been completed on June 27, 2008 and was calculated by dividing pro forma shareholders’ equity by the pro forma number of ON common shares outstanding at the end of the period. The per share pro forma income (loss) from continuing operations information was computed as if the merger had been completed on January 1, 2008. The Catalyst pro forma equivalent per share information was calculated by multiplying the corresponding pro forma combined data by the exchange ratio of 0.706. This information shows how each share of Catalyst common stock would have participated in the combined companies’ earnings from continuing operations and book value per share if the merger had been completed on the relevant dates. These amounts do not necessarily reflect future per share amounts of earnings (losses) from continuing operations and book value per share of ON.

The following comparative per share data is derived from the historical consolidated financial statements of each of ON and Catalyst. The information below should be read in conjunction with the audited and unaudited consolidated financial statements and accompanying notes of ON and Catalyst, which are incorporated by reference into this Proxy Statement.

ON Historical Financial Data:

	As of and for the
	Year ended December 31, 2007	Six months ended June 27, 2008
Net income per common share—basic	$0.83	$0.19
Net income per common share—diluted	$0.80	$0.18
Cash dividends per common share	—	—
Book value per common share (1)	N/A	$2.60

Catalyst Historical Financial Data:

As of and for the
Year ended April 27, 2008
Net income per common share—basic	$0.18
Net income per common share—diluted	$0.17
Cash dividends per common share	—
Book value per common share (1)	$3.74

ON Pro Forma Combined Financial Data (2):

	As of and for the
	Year ended December 31, 2007	Six months ended June 27, 2008
Net income per common share—basic	$0.80	$0.18
Net income per common share—diluted	$0.76	$0.17
Cash dividends per common share	—	—
Book value per common share	N/A	$2.78

Catalyst Pro Forma Equivalent Financial Data (3):

	As of and for the
	Year ended December 31, 2007	Six months ended June 27, 2008
Net income per common share—basic	$0.56	$0.13
Net income per common share—diluted	$0.54	$0.12
Cash dividends per common share	—	—
Book value per common share	N/A	$1.96

(1)	The historical book value per common share is computed by dividing stockholders’ equity at the end of the period by the basic number of shares outstanding at the end of the period.

(2)	The pro forma combined per share information combines financial information of ON for the year ended December 31, 2007 and the six months ended June 27, 2008 with the financial information of Catalyst for the twelve months ended October 28, 2008 and the six months ended April 27, 2008, respectively, and assumes the merger occurred as of the beginning of the earliest period presented and was accounted for using the purchase method. This financial information of Catalyst included in the pro forma information has been derived from the historical financial statements of Catalyst, but the periods covered have been modified to more closely align them with the periods presented for ON. The results for Catalyst for the six months ended April 27, 2008 have been included in the pro forma results for the six months ended June 27, 2008 and the results for Catalyst for the twelve months ended October 28, 2008 have been included in the pro forma results for the year ended December 31, 2007.

(3)	Catalyst equivalent amounts are calculated by multiplying pro forma combined per share amounts by the exchange ratio of 0.706.

MARKET PRICES AND DIVIDENDS AND OTHER DISTRIBUTIONS

Stock Prices

Shares of ON common stock and Catalyst common stock are listed on The Nasdaq Stock Market under the symbols “ONNN” and “CATS,” respectively. The table below sets forth:

•	the last reported sale price of a share of ON common stock and the last reported sale price of share of Catalyst common stock, as reported by The Nasdaq Stock Market, and

•

the market value of Catalyst common stock on an equivalent per share basis, as determined by reference to the value of the merger consideration to be received in respect of each share of Catalyst common stock in the merger, in each case on July 16, 2008, the last full trading day prior to the public announcement of the merger, and on August 21, 2008, the latest practicable date before the date of this Proxy Statement.

Date	ON Common Stock	Catalyst Common Stock	Equivalent Price per Share of Catalyst Common Stock
July 16, 2008	$8.84	$4.06	$6.24
August 21, 2008	$9.85	$6.88	$6.95

These prices will fluctuate prior to the special meeting and the consummation of the merger, and stockholders are urged to obtain current market quotations prior to making any decision with respect to the merger.

Dividends and Other Distributions

ON has never paid cash dividends on its common stock. It currently intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The terms of ON’s outstanding notes and the terms of its credit facilities restrict its ability to pay dividends.

Catalyst has never paid any dividends on its common stock. It currently intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

ON and Catalyst make forward-looking statements in this Proxy Statement and in the documents that are incorporated by reference. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses, asset quality, or other future financial or business performance, strategies, or expectations, or the impact of legal, regulatory, or supervisory matters on business, results of operations or financial condition. Specifically, forward looking statements may include:

•	statements relating to the benefits of the merger, including anticipated synergies and cost savings estimated to result from the merger;

•	statements relating to future business prospects, revenue, income, and financial condition; and

•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” or similar expressions.

These statements reflect management judgments based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

•	the ability to obtain governmental approvals of the merger on the proposed terms and time schedule, and without the imposition of significant conditions, obligations, or restrictions;

•	the risk that ON will not integrate the business, or its other recently acquired businesses, successfully;

•	the risk that expected cost savings from the merger may not be fully realized within the expected time frames or at all;

•	the risk that the combined company’s revenues following the merger may be lower than expected;

•	the effects of vigorous competition in the markets in which ON and Catalyst operate;

•	an adverse change in the ratings afforded to ON’s debt securities;

•

the possibility of one or more of the markets in which ON and Catalyst compete being impacted by changes in political or other factors such as monetary policy, legal, and regulatory changes or other external factors over which they have no control;

•	dilution to stockholders of the combined company as a result of any financing that involves equity or equity-linked securities;

•	changes in general economic and market conditions; and

•

other risks referenced from time to time in ON’s and Catalyst’s filings with the SEC and those factors listed or incorporated by reference into this Proxy Statement under “Risk Factors” beginning on page 17.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Proxy Statement, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, neither ON nor Catalyst undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by ON and Catalyst. See “Where You Can Find More Information” beginning on page 80 for a list of the documents incorporated by reference.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this Proxy Statement, you should carefully consider the following risk factors in deciding how to vote on the merger. In addition, you should read and consider the risks associated with each of the businesses of ON and Catalyst because these risks will also relate to ON following completion of the merger. Certain of these risks can be found in the documents incorporated by reference into this Proxy Statement.

Because the market price of ON common stock will fluctuate, Catalyst stockholders cannot be sure of the market value of the ON common stock that they will receive.

When we complete the merger, shares of Catalyst common stock will be converted into the right to receive 0.706 shares of ON common stock. The exchange ratio is fixed and will not be adjusted for changes in the market price of either ON common stock or Catalyst common stock. The merger agreement does not provide for any price-based termination right for either party. Accordingly, the market value of the shares of ON common stock that ON grants and Catalyst stockholders will be entitled to receive when the parties complete the merger will depend on the market value of shares of ON common stock at the time that the parties complete the merger and could vary significantly from the market value on the date of this Proxy Statement or the date of the Catalyst special meeting. The market value of ON common stock will continue to fluctuate after the completion of the merger. For example, during the first and the second calendar quarters of 2008, the sales price of ON common stock ranged from a low of $4.99 to a high of $10.39, all as reported on The Nasdaq Stock Market. See “Market Prices and Dividends and Other Distributions” on page 15.

These variations could result from changes in the business, operations, or prospects of ON or Catalyst prior to or following the merger, market assessments as to whether and when the merger will be consummated, regulatory considerations, general market and economic conditions, and other factors both within and beyond the control of ON or Catalyst. The parties may complete the merger a considerable period after the date of the Catalyst special meeting.

Uncertainty about the merger and diversion of management could harm ON and Catalyst, whether or not the merger is completed.

In response to the announcement of the merger, existing or prospective customers of ON or Catalyst may delay or defer their purchasing or other decisions concerning ON or Catalyst, or they may seek to change their existing business relationship. In addition, as a result of the merger, current and prospective employees could experience uncertainty about their future with ON or Catalyst, and either organization could lose key employees as a result. In addition to retention, these uncertainties may also impair each company’s ability to recruit or motivate key personnel. Completion of the merger will also require a significant amount of time and attention from management. The diversion of management attention away from ongoing operations could adversely affect ongoing operations and business relationships.

Failure to complete the merger could adversely affect ON’s and Catalyst’s stock prices and their future business and financial results.

Completion of the merger is conditioned upon, among other things, the receipt of certain antitrust and competition law approvals under the laws of certain foreign jurisdictions, and approval of Catalyst’s stockholders. There is no assurance that the parties will receive the necessary approvals or satisfy the other conditions to the completion of the merger. Failure to complete the proposed merger would prevent ON and Catalyst from realizing the anticipated benefits of the merger. Each company will also remain liable for significant transaction costs, including legal, accounting, and financial advisory fees. In addition, the market price of each company’s common stock may reflect various market assumptions as to whether the merger will occur. Consequently, the completion of, or failure to complete, the merger could result in a significant change in the market price of ON’s and Catalyst’s common stock.

Any delay in completion of the merger may significantly reduce the benefits expected to be obtained from the merger.

In addition to the required regulatory clearances and approvals, the merger is subject to a number of other conditions beyond the control of ON and Catalyst that may prevent, delay, or otherwise materially adversely affect completion of the merger. See “The Merger—Regulatory Approvals Required for the Merger” beginning on page 47 and “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 56. ON and Catalyst cannot predict with certainty whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger may significantly reduce the synergies and other benefits that ON and Catalyst expect to achieve if they successfully complete the merger within the expected timeframe and integrate their respective businesses.

The anticipated benefits of the merger, including anticipated costs savings, may not be realized fully or at all or may take longer to realize than expected.

The merger involves the integration of two companies that have previously operated independently with principal offices in two distinct locations. Due to legal restrictions, ON and Catalyst are able to conduct only limited planning regarding the integration of the two companies prior to completion of the merger. ON will be required to devote significant management attention and resources to integrating the two companies. Delays in this process could adversely affect ON’s business, financial results, financial condition, and stock price following the merger. Even if ON were able to integrate Catalyst’s business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation, and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time.

Additionally, as a condition to their approval of the merger, regulatory agencies may impose requirements, limitations, or costs or require divestitures or place restrictions on the conduct of the combined company’s business. If ON and Catalyst were to agree to these requirements, limitations, costs, divestitures, or restrictions, the ability to realize the anticipated benefits of the merger may be impaired.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

ON and Catalyst expect to incur significant costs associated with completing the merger and combining the operations of the two companies. The exact magnitude of these costs is not yet known. In addition, there may be unanticipated costs associated with the integration. Although ON and Catalyst expect that the elimination of duplicative costs and other efficiencies may offset incremental transaction and merger-related costs over time, these benefits may not be achieved in the near term, or at all.

The ability to complete the merger is subject to the receipt of consents and approvals from government entities, which may impose conditions that could have an adverse effect on ON or Catalyst or could cause either party to abandon the merger.

In deciding whether to grant antitrust and competition approvals, the relevant governmental entities will consider the effect of the merger on competition within their relevant jurisdictions. The terms and conditions of the approvals that are granted, if accepted, may impose requirements, limitations, or costs or place restrictions on the conduct of ON’s business following the merger.

Neither ON nor Catalyst can provide any assurance that either company will obtain the necessary approvals or that any other conditions, terms, obligations, or restrictions sought to be imposed, and if accepted, would not have a material adverse effect on ON following the merger. In addition, we can provide no assurance that these conditions, terms, obligations, or restrictions will not result in the delay or abandonment of the merger. See “The Merger—Regulatory Approvals Required for the Merger” beginning on page 47 and “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 56.

Because Catalyst’s directors and executive officers have interests in seeing the merger completed that are different than those of Catalyst’s other stockholders, these persons may have conflicts of interest in recommending that Catalyst stockholders vote to adopt and approve the merger agreement.

Catalyst’s directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of Catalyst stockholders generally. This difference of interests stems from the equity and equity-linked securities held by such persons; the change of control severance arrangements covering Catalyst’s executive officers under which such officers are entitled to severance payments and other benefits if their employment is terminated following the merger; ON’s obligation under the merger agreement to indemnify Catalyst’s directors and officers following the merger; and the anticipated employment by ON of certain of these individuals following completion of the merger, including Gelu Voicu, Catalyst’s President and Chief Executive Officer. These and other material interests of the directors and executive officers of Catalyst in the merger that are different than those of the other Catalyst stockholders are described under “The Merger—Interests of Catalyst’s Directors and Executive Officers in the Merger” beginning on page 43.

The merger agreement contains provisions that could discourage a potential alternative acquirer that might be willing to pay more to acquire Catalyst.

The merger agreement contains “no shop” provisions that restrict Catalyst’s ability to solicit or facilitate proposals regarding a merger or similar transaction with another party. Further, there are only limited exceptions to Catalyst’s agreement that its board of directors will not withdraw or adversely qualify its recommendation regarding the merger agreement. Although Catalyst’s board of directors is permitted to terminate the merger agreement in response to an unsolicited third party proposal to acquire Catalyst, which Catalyst’s board of directors determines to be more favorable than the merger with ON, if Catalyst’s board of directors determines that a failure to do so would result in a breach of its fiduciary duties, its doing so would entitle ON to collect a $3.27 million termination fee from Catalyst. In addition, ON is entitled to be paid the termination fee by Catalyst if (i) either ON or Catalyst terminates the merger agreement because Catalyst does not obtain its required stockholder vote, (ii) at the time of the merger termination, a third party has publicly announced an acquisition proposal for Catalyst that was not absolutely and unconditionally withdrawn and abandoned more than ten business days prior to the stockholders meeting, and (iii) within twelve months of the date of the merger termination, Catalyst consummates an acquisition transaction or enters into an acquisition agreement relating to an acquisition proposal. We describe these provisions under “The Merger Agreement—Termination” beginning on page 59 and “—Termination Fees and Expenses” beginning on page 60.

These provisions could discourage a potential third party acquirer from considering or proposing an alternative acquisition, even if it were prepared to pay consideration with a higher value than that proposed to be paid in the merger, or might result in a potential third party acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

Resales of shares of ON common stock following the merger, additional obligations to issue shares of ON common stock, and repurchases of common stock by ON may cause the market price of ON common stock to fluctuate.

As of July 25, 2008, ON had approximately 398.3 million shares of common stock outstanding and approximately 38.4 million shares of common stock subject to outstanding options and other rights to purchase or acquire its shares. ON currently expects that it will issue approximately up to 15.4 million shares of ON common stock in connection with the merger. The issuance of these new shares of ON common stock and the sale of additional shares of ON common stock that may become eligible for sale in the public market from time to time upon exercise of options (including a number of ON options that will replace existing Catalyst options) and other equity-linked securities could have the effect of depressing the market price for shares of ON common stock.

ON previously announced that it has increased the number of shares of ON common stock authorized for repurchase under its share repurchase program from 30 million shares to 50 million shares. Any repurchases by ON could have the effect of raising or maintaining the market price of ON’s common stock above levels that would have otherwise prevailed or preventing or slowing a decline in the market price of ON’s common stock.

The trading price of shares of ON common stock after the merger may be affected by factors different from those affecting the price of shares of ON common stock or shares of Catalyst common stock before the merger.

When the merger is completed, holders of Catalyst common stock will become holders of ON common stock. The results of operations of ON, as well as the trading price of ON common stock, after the merger may be affected by factors different from those currently affecting ON’s or Catalyst’s results of operations and the trading price of Catalyst common stock. For a discussion of the businesses of ON and Catalyst and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this Proxy Statement and referred to under “Where You Can Find More Information” beginning on page 80.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement between ON and Catalyst. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this Proxy Statement and is incorporated by reference herein.

Background of the Merger

Over the past several years, Catalyst’s business has faced increasingly strengthened competition in its end markets and it has become clear that in order to compete successfully in today’s global marketplace, size and scale are crucial. Catalyst’s board of directors has been conscious of its strategic position for some time, especially as it relates to the continued market dominance by several key competitors, each of whom is substantially larger and has access to far greater resources than Catalyst. Accordingly, in connection with its desire to leverage Catalyst’s technology and proprietary intellectual property, members of Catalyst’s senior management and its board of directors have periodically reviewed and assessed its business strategy, the various trends and conditions affecting its business and the semiconductor industry generally, and a variety of strategic alternatives as part of its long-term strategy to increase revenue and profitability and maximize stockholder value. This review and assessment has included, among other things, consideration of whether it would be in the best interests of Catalyst’s stockholders to continue as a separate company and expand through organic growth, acquisitions, or a combination of the two, or to combine with or be acquired by another company.

From time to time, the ON board of directors has reviewed numerous strategic opportunities that would be earnings and cash flow accretive to ON and that would grow ON’s revenue and gross margin, expand ON’s analog and mixed signal capabilities, and increase the utilization of ON’s Gresham, Oregon wafer fabrication facility. As a result of increased competition and consolidation in the semiconductor industry, ON regularly reviews possible strategic actions, including acquisitions and combinations, and has discussions from time to time with various parties regarding such possible actions. For example, and as part of pursuing this strategic agenda, ON has recently acquired AMIS Holdings, Inc., the parent company of AMI Semiconductor, as well as the voltage regulation and thermal monitoring products for computing applications business of Analog Devices, Inc.

In April 2007, Keith D. Jackson, ON’s Chief Executive Officer and President, and Gelu Voicu, Catalyst’s President and Chief Executive Officer, met in person to discuss in general terms a possible transaction. Thereafter, at a regularly scheduled meeting of the ON board of directors on May 17, 2007, the ON board of directors reviewed several possible acquisition targets, including Catalyst. Following a discussion with ON management regarding, among other things, the potential synergies and other benefits that could arise from a combination of ON and Catalyst, the ON board of directors authorized management to continue evaluating a potential transaction with Catalyst. Thereafter, representatives of ON continued to monitor Catalyst’s publicly-available financial information and business outlook.

In addition to the meeting with Mr. Jackson, in the months leading up to July 2007, Catalyst had received several inquiries from other potential strategic parties, including an unsolicited proposal, regarding an acquisition of Catalyst. In response, Catalyst formed a Strategy Committee, consisting of Roland Duchâtelet, Garry Garrettson, and Henry Montgomery, for the purpose of advising its board of directors on matters related to stockholder value, and to assess the various proposals and strategic discussions.

On July 25, 2007, Mr. Jackson and Mr. Voicu met to discuss the merits of a possible transaction. Both Mr. Jackson and Mr. Voicu agreed that a potential combination could benefit both Catalyst and ON stockholders.

On July 27, 2007, representatives of ON met with representatives of JP Morgan to discuss engaging JP Morgan to act as financial advisor to ON to evaluate the merits of a possible combination with Catalyst and to assist in discussions regarding a possible transaction with Catalyst.

As a result of its increased focus on strategic transactions as a way to create stockholder value, on August 1, 2007, the ON board of directors convened a special meeting during which it established a formal Mergers and Acquisition Committee, referred to as the “M&A Committee,” consisting of J. Daniel McCranie (Chair), John Marren, and Mr. Jackson, to provide oversight to ON management’s continuing review, evaluation, and negotiation of various proposed strategic acquisitions being reviewed and considered by ON. In establishing this M&A Committee, the ON board of directors reserved the right to approve the final binding terms of any definitive agreements and financing arrangements.

In connection with its exploration of strategic alternatives, at the instruction of the Strategy Committee of Catalyst’s board of directors, representatives of Catalyst, including Mr. Montgomery and Mr. Voicu, met with representatives of Houlihan Lokey Howard & Zukin, referred to as “Houlihan Lokey,” in August 2007 to discuss the engagement of Houlihan Lokey to assist Catalyst with its evaluation of such strategic alternatives. On August 7, 2007, Catalyst’s board of directors approved the engagement of Houlihan Lokey to explore strategic alternatives for Catalyst, including, but not limited to, a strategic partnership, sale of Catalyst or merger, an acquisition of a third party, a special dividend, a reverse stock split, a share repurchase, or the continued execution of Catalyst’s existing business strategy.

On August 16, 2007 and August 28, 2007, Houlihan Lokey updated Catalyst’s board of directors on the process of investigating these and other strategic alternatives. In addition, Houlihan Lokey also discussed a list of potential merger or acquisition partners with Catalyst’s board of directors. After discussion regarding a variety of strategic options and approaches, the board of directors authorized management and Houlihan Lokey to investigate any and all potential strategic combinations (whether or not involving a change of control) to maximize stockholder value. Thereafter, between August 2007 and December 2007, at the request of Catalyst, Houlihan Lokey contacted 16 potential partners, including ON. Five prospective partners, including ON, had conference calls and meetings with, and conducted due diligence in varying degrees on, Catalyst.

At a regularly scheduled meeting on August 16, 2007, the ON board of directors reviewed ON management’s discussions regarding possible acquisition targets, including Catalyst. Following a discussion with ON management regarding, among other things, the potential synergies that could be created by combining ON and Catalyst, the ON board of directors expressed an interest that management continue evaluating a potential transaction with Catalyst.

On August 24, 2007, ON and Catalyst executed a confidentiality agreement and on August 31, 2007, ON sent Catalyst an initial due diligence request list requesting various business and legal information and documents relating to Catalyst. From August 31, 2007 through November 14, 2007, ON, representatives of ON, JP Morgan, and DLA Piper, counsel to ON, conducted extensive due diligence on Catalyst covering a broad range of topics.

On September 12, 2007, the Catalyst board of directors met with Houlihan Lokey to obtain updates on the progress of Houlihan Lokey’s work and on potential strategic transactions. The Catalyst board of directors instructed Houlihan Lokey to continue its discussions and its exploration of Catalyst’s strategic alternatives.

On September 14, 2007, the management teams of both ON and Catalyst met in Burlingame, California to discuss a potential transaction. In attendance at the meeting from ON were Mr. Jackson, Donald Colvin, Executive Vice President and Chief Financial Officer, Ken Rizvi, Director of Investor Relations and Corporate Development, Bob Mahoney, Executive Vice President of Worldwide Sales & Marketing, and Walt Guy, Senior Vice President of Global Supply Chain. In attendance for Catalyst were Mr. Voicu, David Eichler, Chief Financial Officer, and Scott Brown, Vice President of Marketing. Also in attendance were representatives from Houlihan Lokey and JP Morgan. The parties discussed Catalyst’s business, including its market position, growth drivers, organizational structure, and end market opportunities. In addition, the team from ON presented ON’s corporate strategy and provided an overview and update of the recent consolidations of its manufacturing facilities. The parties also discussed Catalyst’s product portfolio, manufacturing operations, and financial performance. Executives from both Catalyst and ON agreed that significant synergies could be realized with a potential transaction and that there were merits to pursuing a potential transaction. Catalyst and ON decided to continue the dialogue with further meetings.

On September 24, 2007, at a special meeting of the M&A Committee of the ON board of directors, the M&A Committee discussed a proposal to submit a non-binding letter of intent and exclusivity agreement, together with a draft definitive agreement, to Catalyst. In the course of the discussion of this proposal, the M&A Committee reviewed materials prepared by ON management and JP Morgan regarding a potential combination of Catalyst with ON. In addition, ON’s management and JP Morgan discussed the recent rise in the price of Catalyst’s common stock over the past month that had caused Catalyst’s market value to exceed ON’s initial valuation parameters. At the conclusion of this discussion, ON management recommended, and the M&A Committee agreed, that, in light of the valuation issues, ON should monitor the situation further before submitting an offer to Catalyst.

On September 25, 2007, Houlihan Lokey delivered an update to the Catalyst board of directors regarding discussions with strategic parties, including ON. The Catalyst board of directors authorized Houlihan Lokey to continue detailed discussions with strategic parties.

On September 26, 2007, at a special bi-annual strategy meeting of the full ON board of directors, the board further reviewed the status of the proposed transaction with Catalyst and confirmed the decision to delay the making of any offer to Catalyst pending further monitoring of market conditions.

On October 10, 2007, at a special meeting of the M&A Committee of the ON board of directors, and following a presentation by ON management and JP Morgan of updated analyses of a potential acquisition of Catalyst, the M&A Committee reviewed and approved the transmission of a non-binding letter of intent and exclusivity agreement to Catalyst expressing an interest in a potential stock-for-stock merger with Catalyst. The non-binding letter of intent and exclusivity agreement were sent to Catalyst on October 10, 2007.

On October 11, 2007, Houlihan Lokey updated Catalyst’s board of directors on the progress of Houlihan Lokey’s work, including a summary of recent proposals received. Catalyst’s board of directors instructed Houlihan Lokey to continue its discussions and its exploration of Catalyst’s strategic alternatives.

On October 12, 2007, Catalyst and Houlihan Lokey responded to ON’s letter of intent and confirmed its interest in moving forward with due diligence and further negotiations.

On October 15, 2007, at a special meeting of ON’s board of directors, ON’s board reviewed the status of the potential transaction with Catalyst. After discussion with management, the board authorized the delivery to Catalyst of a draft merger agreement. Later that day, ON delivered to Catalyst a proposed draft merger agreement.

On October 20, 2007, Catalyst engaged O’Melveny & Myers LLP, referred to as “OMM,” to represent it on a going forward basis in connection with its evaluation of strategic alternatives.

On October 24, 2007, OMM distributed a draft merger agreement to ON and to another interested party.

On October 26, 2007, Houlihan Lokey updated Catalyst’s board of directors on the progress of Houlihan Lokey’s work, including a summary of the updated proposals. Catalyst’s board of directors instructed Houlihan Lokey to continue its discussions and its exploration of Catalyst’s strategic alternatives. Furthermore, Catalyst’s board of directors authorized management to continue with negotiations related to a potential transaction with ON and other potential partners.

On November 1, 2007, the management teams of both ON and Catalyst met in Palo Alto, California to further discuss a potential transaction. In attendance at the meeting from ON were Messrs. Jackson, Colvin,

Mahoney, and Guy and Peter Zdebel, Chief Technology Officer, Verne Hornback, Director of Process Development and Integration, Derryl Allman, Vice President of Technology Group, and Jeff Anderson, Vice President of Finance and Corporate Controller. In attendance for Catalyst were Messrs. Voicu, Eichler, and Brown and Sorin Georgescu, Vice President of Technology, and Dan Hauck, Vice President of Sales. Also in attendance were representatives from Houlihan Lokey, OMM, JP Morgan, and DLA Piper. The representatives from Catalyst discussed Catalyst’s circuit design technology, patents, and jointly-owned technology and intellectual property. Additionally, the sales teams of both Catalyst and ON discussed the potential benefits associated with the potential integration of the companies’ sales forces. Both Catalyst and ON agreed that significant synergies could be realized with a potential transaction and that there were merits to pursuing a transaction. Catalyst and ON decided to continue the dialogue with further meetings.

On November 2, 2007, Houlihan Lokey updated Catalyst’s board of directors on the progress of Houlihan Lokey’s work and on strategic options for Catalyst, including a recent indication of interest from a strategic party other than ON, referred to as “Company.” Catalyst’s board of directors instructed Houlihan Lokey to continue its discussions and its exploration of Catalyst’s strategic alternatives. Furthermore, Catalyst’s board of directors authorized management to continue with negotiations related to the potential transactions with ON, Company A, and other potential partners.

Between November 5 and 14, 2007, ON and Catalyst engaged in negotiations regarding the merger agreement and disclosure schedules, and ON continued to conduct business and legal due diligence. Mr. Voicu and ON also engaged in negotiations during this period on a revised employment agreement for Mr. Voicu, which was to be effective following the closing of any acquisition.

On November 9, 2007, Catalyst’s board of directors met to discuss the status of the negotiations between Catalyst and interested strategic parties, including ON and Company A. Catalyst’s board of directors also discussed the terms of the proposed employment agreement between Mr. Voicu and ON, and determined that Mr. Voicu’s interest in this matter did not present a material issue that would preclude his participation in discussions and deliberations regarding Catalyst’s strategic process, including any proposed transaction with ON.

At a regularly scheduled meeting of ON’s board on November 15, 2007, ON’s board reviewed management’s follow-up diligence meetings with Catalyst and reviewed certain areas of concern, including a downturn in the global stock markets generally that impacted the potential exchange ratio in the transaction, and other strategic initiatives that ON was pursuing. At that time, ON’s board of directors determined that ON was unwilling to proceed with a transaction with Catalyst. This decision was then communicated to Catalyst.

On November 16, 2007, Houlihan Lokey updated Catalyst’s board of directors on the status of the negotiations between Catalyst and interested strategic parties, including ON and Company A. The board of directors approved management to continue with negotiations related to the potential transactions with other potential partners, including Company A.

Between mid-November 2007 and early January 2008, Catalyst engaged in negotiations and discussions with interested parties other than ON, and including Company A. There were several meetings of Catalyst’s board of directors at which Houlihan Lokey updated the board on the status of such discussions. During this period, Catalyst also began to experience a slowdown in the consumer market and its financial results reflected a decrease in revenue compared with the second quarter of fiscal year 2008. As a result, Catalyst disengaged in further negotiations with these interested parties because of the decline in Catalyst’s financial performance, inability to agree on price, and their pursuit of other alternatives.

On February 5, 2008, in a press release regarding preliminary third quarter financial results for its fiscal year 2008, Catalyst announced that its board of directors had terminated further activities related to the acquisition discussions that occurred during the third quarter of fiscal 2008 due to changes in market conditions at that time.

On April 17, 2008, following a discussion between Mr. Voicu and members of Catalyst’s board of directors related to market conditions at that time, Houlihan Lokey approached Mr. Rizvi of ON to explore ON’s interest in renewing discussions regarding a potential strategic combination of the two companies. The parties decided to set up a face-to-face management meeting in Phoenix, Arizona for the week of April 28, 2008. Houlihan Lokey also contacted Company A to explore its interest in renewing discussions regarding a potential strategic transaction with Catalyst.

On April 29, 2008, the management teams of both ON and Catalyst met in Phoenix, Arizona to discuss a potential transaction and to provide updates on their respective businesses. In attendance at the meeting from ON were Messrs. Jackson and Rizvi. In attendance for Catalyst were Mr. Voicu and representatives from Houlihan Lokey. The parties discussed Catalyst’s business, including its market position, growth drivers, organizational structure, and end market opportunities. In addition, the team from ON presented its corporate strategy and provided an overview and update of ON’s recent acquisition of AMIS Holdings and the voltage regulation and thermal monitoring products for computing applications business of Analog Devices, Inc. The parties discussed the Catalyst product portfolio and manufacturing operations as well as Catalyst’s financial performance. ON and Catalyst agreed that significant synergies could be realized with a potential transaction and decided to continue the dialogue with further meetings.

At a regularly scheduled meeting of ON’s board on May 15, 2008, ON’s board of directors authorized management to continue to pursue a potential transaction with Catalyst. Thereafter, ON’s management began working with Catalyst, JP Morgan, and DLA Piper to review and update prior due diligence and to consider a potential merger transaction generally.

On May 23, 3008, ON submitted a new non-binding indication of interest to acquire Catalyst.

On May 28, 2008, Catalyst’s board of directors, along with representatives of Houlihan Lokey, met telephonically to discuss the merits of ON’s proposal. Catalyst’s board of directors instructed Houlihan Lokey to proceed with a counter proposal and to reinitiate discussions with other strategic parties, including Company A.

Between May and June 2008, the teams from both ON and Catalyst exchanged various telephone calls to provide updates on each other’s business. Additionally, Houlihan Lokey, along with the management team of Catalyst, engaged in discussions with other potential strategic parties, including Company A.

On June 11, 2008, a counter proposal was sent by Catalyst to ON.

On June 17, 2008, Catalyst received a non-binding indication of interest from Company B, an affiliate of one member of the Catalyst board of directors, to acquire Catalyst in an all cash transaction, but subject to Catalyst agreeing to enter into an exclusive period of negotiations and subject to due diligence and receipt of debt financing. In light of this development, the Catalyst director affiliated with Company B recused himself from all future Catalyst board of director meetings regarding Catalyst’s strategic alternatives. Although Company B executed a non-disclosure agreement with Catalyst, Company B did not conduct due diligence or any further work based on its request that Catalyst accept its proposal prior to such further work being undertaken.

On June 25, 2008, the management teams of both ON and Catalyst met in Palo Alto, California to further discuss a potential transaction. In attendance at the meeting from ON were Messrs. Colvin and Rizvi and Bernard Gutmann, Vice President of Corporate Analysis & Strategy. In attendance for Catalyst were Messrs. Voicu and Eichler. Also in attendance were legal and financial advisors for both ON and Catalyst. The representatives from Catalyst discussed owned technology, patents, and jointly owned intellectual property and provided a financial update on Catalyst’s fiscal fourth quarter for the fiscal year ended April 27, 2008 and the financial projections for fiscal year 2009. Additionally, Catalyst and ON discussed their respective relationships with key customers and the potential benefits associated with the integration of the sale forces. Both Catalyst and ON agreed that significant synergies could be realized with a potential transaction and that there were merits to pursuing a transaction. Catalyst and ON decided to continue the dialogue with further meetings.

On July 1, 2008, Catalyst’s board of directors met to discuss the status of various discussions that had taken place recently with ON, Company A and Company B, and other interested parties. Mr. Voicu and representatives of Houlihan Lokey provided updates on recent discussions and the progress of their work.

Over the course of the next two weeks, several telephonic and face-to-face meetings occurred between representatives of ON and Catalyst and their respective financial and legal advisors, as ON pursued updating its prior due diligence activities from the fall of 2007. During this time, Catalyst and ON renewed their negotiations over the terms of the merger agreement, including regarding provisions relating to Catalyst’s business during the period after execution of the merger agreement but prior to consummation of the merger, the conditions to the closing of the transaction, the situations under which the parties could terminate the merger agreement and under which termination fees would be payable, and the circumstances under which Catalyst could review and accept alternative transactions. The parties also negotiated various ancillary agreements, including voting agreements by Catalyst’s directors and officers and the terms of an employment agreement between ON and Mr. Voicu.

Additionally, between late June and early July, several telephonic and face-to-face meetings occurred between representatives of Catalyst and Company A and their respective financial and legal advisors.

On July 11, 2008, Company A submitted a revised non-binding indication of interest to acquire Catalyst, which indication of interest indicated that it was based on the previous forms of definitive agreements Catalyst and Company A had discussed in 2007 and by its terms was to expire at 11:00 a.m. on July 16, 2008. In subsequent discussions, representatives of Company A indicated to representatives of Catalyst that no further changes to the terms of the offer or to the proposed drafts of the merger agreement or the ancillary agreements would be entertained.

On July 13, 2008, Houlihan Lokey and OMM updated Catalyst’s board of directors on the status of the proposals from ON and Company A. Houlihan Lokey discussed with Catalyst’s board of directors Catalyst’s strategic alternatives and provided an update on recent discussions. Catalyst’s board of directors instructed Houlihan Lokey to continue its discussions.

On July 14 and 15, 2008, ON, Catalyst and their respective legal and financial advisors met telephonically to discuss the progress of the potential transaction and to continue due diligence discussions. The team from Catalyst provided an update on Catalyst’s fiscal quarter and also an update on all manufacturing relationships.

On the morning of July 15, 2008, the ON board of directors convened a special meeting to consider the proposed transaction with Catalyst. Representatives of senior management of ON, as well as representatives of JP Morgan and DLA Piper, were present at the meeting. Representatives of DLA Piper reviewed the material terms of the merger agreement and key due diligence issues relating to Catalyst and representatives of JP Morgan discussed the proposed transaction. Mr. Jackson further reviewed the terms of the transaction and detailed information on the strategic rationale for acquiring Catalyst, including expected synergies. The ON board of directors discussed the various presentations and the terms of the transaction, including the proposed exchange ratio and the agreement with Mr. Voicu, and authorized management to submit a proposal to acquire Catalyst at a fixed exchange ratio of 0.706 shares of ON common stock for each outstanding share of Catalyst common stock. The ON board of directors also authorized a special committee composed of Messrs. McCranie, Jackson, and Robert Smith to review and approve the final terms of the merger agreement and related matters upon completion of negotiations.

On the afternoon of July 15, 2008, ON submitted a proposal to acquire Catalyst at a fixed exchange ratio of 0.706 shares of ON common stock for each outstanding share of Catalyst common stock. In connection with its proposal, ON required that Catalyst agree to a 48-hour period of exclusive negotiations.

On the evening of July 15, 2008, the Catalyst board of directors held a meeting to discuss the Company A proposal, which was set to expire the following day, and the ON proposal, including whether or not to agree to ON’s proposed 48-hour period of exclusive negotiations. Representatives of Houlihan Lokey presented to Catalyst’s board of directors a summary of its financial analyses related to the exchange ratio to be received in the proposed business combination. Representatives of OMM presented to Catalyst’s board of directors a summary of the proposed merger agreements from both ON and Company A, and highlighted the terms in ON’s proposal that were more favorable to Catalyst’s stockholders than the terms in Company A’s proposal, including with respect to the exchange ratio and the potential termination fee payable by Catalyst. Following the Houlihan Lokey and OMM presentations, the Catalyst board of directors discussed the ON and Company A proposals, and the other factors described in “The Merger — The Catalyst Board of Directors’ Recommendations and Reasons for the Merger,” and determined that the terms and conditions of the ON proposal and merger agreement were more favorable to Catalyst stockholders than that of Company A. Upon completion of the board’s deliberations, (i) Houlihan Lokey delivered its oral opinion, subsequently confirmed in writing, that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the exchange ratio was fair, from a financial point of view, to the holders of Catalyst common stock and (ii) Catalyst’s board of directors unanimously (excluding the Catalyst director affiliated with Company B) approved the exclusive negotiation period with ON, and approved the merger agreement with ON and the related agreements, with such changes as Catalyst’s management deemed appropriate, and approved the transactions contemplated by those agreements. Catalyst’s board of directors (excluding the Catalyst director affiliated with Company B) further declared the transaction advisable and resolved to recommend that Catalyst’s stockholders approve the merger agreement and the merger. Following the meeting, Catalyst executed the 48-hour exclusivity agreement.

On July 16, 2008, Mr. Voicu met with Mr. Jackson and Colleen McKeown, ON’s Senior Vice President of Human Resources, in Palo Alto, California to discuss and finalize the terms of an employment agreement between Mr. Voicu and ON, which was substantially similar to the employment agreement negotiated in November 2007. Also on July 16, 2008, representatives of ON and DLA Piper resolved the final terms of the merger agreement with representatives of Catalyst and OMM.

On the evening of July 16, 2008, after negotiation of the final terms of the merger agreement and the related agreements, ON’s special committee convened a meeting at which representatives of DLA Piper reviewed the final terms of the merger agreement and related agreements, and representatives of JP Morgan presented their analysis of the proposed transaction. Following these presentations, the special committee approved the merger agreement and related agreements. Thereafter, representatives of both Catalyst and ON executed the merger agreement. In addition, certain directors and officers of Catalyst entered into voting agreements with ON, pursuant to which they agreed to vote in favor of adoption of the merger agreement and approval of the merger, and Mr. Voicu entered into the employment agreement with ON (to take effect upon the closing of the merger).

On July 17, 2008, the parties issued a joint press release announcing the proposed acquisition of Catalyst by ON.

The Catalyst Board of Directors’ Recommendations and Reasons for the Merger

The Catalyst board of directors believes that the merger and the merger agreement are advisable and in the best interests of Catalyst and its stockholders. Accordingly, the Catalyst board of directors has unanimously (with one director recused) approved the merger and the merger agreement and unanimously (with one director recused) recommends that Catalyst stockholders vote “FOR” adoption and approval of the Merger Proposal. When Catalyst’s stockholders consider the Catalyst board of directors’ recommendation, Catalyst’s stockholders should be aware that Catalyst’s directors may have interests in the merger that may be different from, or in addition to, their interests. These interests are described in “Interests of Catalyst’s Directors and Executive Officers in the Merger” beginning on page 43.

In the course of determining that the merger and the merger agreement are advisable and in the best interests of Catalyst and its stockholders, the Catalyst board of directors consulted with management as well as its financial and legal advisors and considered a number of factors in making its determination, including the following:

•

Merger consideration. The Catalyst board of directors considered the 0.706 shares of the combined company that Catalyst stockholders will receive for each Catalyst share if the merger is consummated and concluded that such shares are likely to deliver greater long-term value to Catalyst’s stockholders than would be expected if Catalyst remained independent. The Catalyst board of directors also considered that the exchange ratio represented approximately 3% ownership in the combined company by Catalyst stockholders on a pro forma basis and, based on the closing prices of ON’s and Catalyst’s common stock on The Nasdaq Stock Market on July 15, 2008, corresponded to a price of approximately $6.24 per share, a 54% premium to the closing price of Catalyst common stock on that date. The Catalyst board of directors further considered the fact that a fixed exchange ratio provides Catalyst stockholders with certainty regarding the number of ON shares they will receive in connection with the merger, and allows them to benefit from any increase in the price of ON common stock during the pre-closing period.

•

Participation in future growth; synergies. The Catalyst board of directors considered the fact that Catalyst stockholders will participate in the future growth of an organization with considerably greater scale and breadth than Catalyst alone, and will benefit from the synergies that are expected to be realized as a result of the merger. In particular, the Catalyst board of directors identified as potential synergies the broader product portfolio with which the combined company will be able to serve its customers, which will span standard, ASSP, EEPROM, and custom products; the increased presence that the combined organization will have with its customers as a result of this broader product portfolio; access to ON’s 0.18 micron manufacturing capabilities and roadmap; increased manufacturing and operational expertise; and cost reductions from the elimination of overlapping expenses.

•

Review of prospects in remaining independent. The Catalyst board of directors considered Catalyst’s financial condition, results of operations, and business and earnings prospects if it were to remain independent in light of various factors, including consolidation, increased competition, and other developments occurring in the semiconductor industry. The Catalyst board of directors concluded that there were significant risks in remaining independent and that Catalyst could best realize long-term stockholder value as part of a global semiconductor enterprise with greater scale and reach.

•

Extensive process. Based on the Catalyst board of directors’ review of Catalyst’s strategic alternatives and the extensive process that the board of directors had conducted during the many months prior to the signing of the merger agreement, which involved contacting a significant number of parties who were believed to have a potential interest in a strategic combination with Catalyst, the board of directors considered the fact that only three of the other potential counterparties had made a proposal for a transaction with Catalyst and that there was no assurance as to when or whether another favorable opportunity to engage in a strategic combination would arise.

•

Opinion of Houlihan Lokey. The Catalyst board of directors considered the financial analysis reviewed by Houlihan Lokey and the oral opinion to Catalyst’s board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated July 15, 2008), to the effect that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the exchange ratio was fair, from a financial point of view, to the holders of Catalyst common stock. The full text of Houlihan Lokey’s written opinion is attached to this Proxy Statement as Annex D.

•

Terms of the merger agreement. The Catalyst board of directors considered the terms of the merger agreement, including the parties’ respective representations, warranties, and covenants, the conditions to their respective obligations to complete the merger and the ability of the respective parties to terminate the merger agreement. The Catalyst board of directors noted that the termination or “breakup” fee provisions of the merger agreement could have the effect of discouraging alternative proposals for a business combination involving Catalyst but that such provisions are customary for transactions of this size and type. The Catalyst board of directors also considered that the $3.27 million amount of the termination fee, which amount is approximately equal to 3% of the equity value of Catalyst at the exchange ratio based on the closing prices on July 15, 2008, was within a reasonable range, particularly in light of the extensive process conducted by the Catalyst board of directors with the assistance of Houlihan Lokey and management. The Catalyst board of directors also noted that the merger agreement permits Catalyst and the Catalyst board of directors to respond to a bona fide acquisition proposal that the Catalyst board of directors determines is or is reasonably likely to lead to a superior proposal, subject to certain restrictions imposed by the merger agreement, and the requirement that Catalyst pay ON the termination fee in the event that Catalyst terminates the merger agreement to enter into an alternative transaction with respect to such superior proposal.

•

Likelihood of closing. The Catalyst board of directors considered the relatively limited nature of the closing conditions included in the merger agreement, including the likelihood that the merger would be approved by the relevant regulatory authorities and that the Catalyst voting proposals would be approved by Catalyst’s stockholders.

•

Tax-free merger. The Catalyst board of directors considered the fact that the merger is expected to be tax-free to Catalyst stockholders for U.S. federal income tax purposes, except to the extent that Catalyst stockholders recognize gain on cash received instead of any fractional shares of ON common stock.

The Catalyst board of directors also identified and considered a number of countervailing factors and risks to Catalyst, Catalyst stockholders, and the combined company that could arise from the merger, including:

•

the risk that the combined company will not achieve the growth or financial results anticipated, or otherwise fail to deliver greater value to Catalyst stockholders than they would have received had Catalyst remained independent;

•	the challenges and costs inherent in integrating the two businesses and the time and effort that will be required from employees of both companies to successfully complete that integration;

•	the possibility that synergies may not be realized as a result of the merger, or that they may be lower than expected;

•	the potential loss of customers, suppliers, and employees of the combined company following the merger or of either party during the pre-closing period;

•

the possibility that the merger may not be completed and the potential adverse consequences to Catalyst if the merger is not completed, including the potential to depress values offered by others to Catalyst in a business combination and to erode customer and employee confidence in Catalyst;

•	the risks associated with a fixed exchange ratio, which by its nature will not compensate Catalyst stockholders for any declines in the price of ON’s stock prior to the completion of the merger;

•

the absence of any termination right in the merger agreement that would be triggered by a decrease in ON’s stock price (or the corresponding decrease in the value of the merger consideration to be received by Catalyst stockholders);

•

the limitations imposed in the merger agreement on the conduct of Catalyst’s business during the pre-closing period, its ability to solicit and respond to proposals for alternative transactions, and the ability of its board of directors to change or withdraw its recommendation of the merger;

•

the $3.27 million termination fee payable to ON if the merger agreement is terminated under certain circumstances, and the potential effect that such termination fee may have in deterring other potential acquirers from proposing an alternative transaction that would be more advantageous to Catalyst stockholders; and

•

the potential conflicts of interest of Catalyst’s directors and executive officers, as described in the section entitled “Interests of Catalyst’s Directors and Executive Officers in the Merger” beginning on page 43.

The foregoing discussion of the information and factors considered by the Catalyst board of directors is not intended to be exhaustive but includes the material factors considered by the Catalyst board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Catalyst board of directors did not find it useful to and did not attempt to quantify, rank, or otherwise assign relative weights to these factors. In addition, the Catalyst board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Catalyst board of directors conducted an overall analysis of the factors described above, including discussions with Catalyst’s management and its financial and legal advisors. In considering the factors described above, individual members of the Catalyst board of directors may have given different weights to different factors.

Opinion of Financial Advisor to the Catalyst Board of Directors

On July 15, 2008, Houlihan Lokey rendered an oral opinion to Catalyst’s board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated July 15, 2008), to the effect that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Catalyst common stock.

Houlihan Lokey’s opinion was directed to Catalyst’s board of directors and only addressed the fairness from a financial point of view of the exchange ratio in the merger and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this Proxy Statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this Proxy Statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. Catalyst encourages its stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Proxy Statement are intended to be, and do not constitute advice or a recommendation to Catalyst’s board of directors or any stockholder as to how to act or vote with respect to the merger or related matters.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•	reviewed drafts dated July 15, 2008 of the merger agreement and the voting agreement;

•

reviewed certain publicly available business and financial information relating to Catalyst and ON that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of Catalyst and ON;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Catalyst and ON made available to Houlihan Lokey by Catalyst and ON, including financial projections prepared by Catalyst’s management relating to Catalyst for the fiscal years ending 2008 through 2009;

•

spoke with certain members of the managements of Catalyst and ON and certain of their representatives and advisers regarding the respective businesses, operations, financial condition and prospects of Catalyst and ON, the merger and related matters;

•	compared the financial and operating performance of Catalyst and ON with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•

reviewed the current and historical market prices for Catalyst’s and ON’s publicly traded securities, and the historical market prices and certain financial data of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

•	compared the relative contributions of Catalyst and ON to certain financial statistics of the combined company on a pro forma basis;

•	reviewed certain potential pro forma financial effects of the merger on earnings per share, cash flow, capitalization and financial ratios of Catalyst and ON; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, Catalyst’s management advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Catalyst’s management as to the future financial results and condition of Catalyst, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. With respect to the publicly available research analyst estimates for Catalyst and ON referred to above, Houlihan Lokey reviewed and discussed such estimates with Catalyst’s management and ON’s management and assumed, with Catalyst’s consent, that such estimates represented reasonable estimates and judgments of the future financial results and condition of Catalyst and ON, and Houlihan Lokey expressed no opinion with respect to such estimates or the assumptions on which they are based. Houlihan Lokey noted that it did not receive any financial projections from ON. Houlihan Lokey relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Catalyst or ON since the date of the most recent financial statements provided to it, and that there is no information or any facts that would make any of the information reviewed by it incomplete or misleading. Houlihan Lokey did not consider any aspect or implication of any transaction to which Catalyst or ON is a party (other than as specifically described herein with respect to the merger).

Houlihan Lokey relied upon and assumed, without independent verification, that, in each case to the extent material to its analysis, (a) the representations and warranties of all parties to the merger agreement and voting agreement all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger will be satisfied without waiver thereof, and (d) the merger will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to Houlihan Lokey, without any amendments or modifications thereto. Houlihan Lokey also assumed, with Catalyst’s consent, that the merger will be treated as a tax-free transaction. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) to the extent material to its analysis, all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of Catalyst or ON, or otherwise have an adverse effect on Catalyst or ON or any expected benefits of the merger. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any material respect from the drafts of said documents.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Catalyst, ON or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which

Catalyst or ON is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Catalyst or ON is or may be a party or is or may be subject.

Houlihan Lokey’s opinion was furnished for the use and benefit of Catalyst’s board of directors in connection with its consideration of the merger and is not intended to be used, and may not be used, for any other purpose, without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to Catalyst’s board of directors, any security holder or any other person as to how to act or vote with respect to any matter relating to the merger. Houlihan Lokey’s opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made, without the prior written consent of Houlihan Lokey, which consent was given for the inclusion of its opinion, in its entirety, in this Proxy Statement in connection with the merger or any other document disseminated by or on behalf of Catalyst to its stockholders in connection with the merger.

Houlihan Lokey was not been requested to opine as to, and its opinion did not express an opinion as to or otherwise address: (i) the underlying business decision of Catalyst, its security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the merger or otherwise (other than the exchange ratio to the extent expressly specified therein), (iii) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of Catalyst, or any other party except as set forth therein, (iv) the relative merits of the merger as compared to any alternative business strategies that might exist for Catalyst or any other party or the effect of any other transaction in which Catalyst or any other party might engage, (v) the tax or legal consequences of the merger to either Catalyst or ON, their respective security holders, or any other party, (vi) the fairness of any portion or aspect of the merger to any one class or group of Catalyst’s or any other party’s security holders vis-à-vis any other class or group of Catalyst’s or such other party’s security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders), (vii) whether or not Catalyst, its security holders or any other party is receiving or paying reasonably equivalent value in the merger, (viii) the solvency, creditworthiness or fair value of Catalyst or any other participant in the merger under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to any amount to be received by any other person or party. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey’s opinion assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with Catalyst’s consent, on the assessment by Catalyst and ON and their respective advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to Catalyst, ON and the merger.

In preparing its opinion to Catalyst’s board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Catalyst, such as the impact of competition on the business of Catalyst and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Catalyst or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Catalyst or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in Catalyst’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Catalyst. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to Catalyst’s board of directors in connection with its consideration of the proposed merger and was only one of many factors considered by Catalyst’s board of directors in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the exchange ratio or of the views of Catalyst’s board of directors or management with respect to the merger. The type and amount of consideration payable in the merger were determined through negotiation between Catalyst and ON, and the decision to enter into the merger was solely that of Catalyst’s board of directors.

The following is a summary of the material analyses reviewed by Houlihan Lokey with Catalyst’s board of directors in connection with Houlihan Lokey’s opinion rendered on July 15, 2008. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

•

Enterprise value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•	Revenue.

•	Earnings before interest, taxes, depreciation, and amortization, or EBITDA.

•	Earnings per share, or EPS.

•	Net income.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analysis described below were calculated using the closing price of Catalyst common stock and the common stock of the selected semiconductor companies listed below as of July 11, 2008, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions. Estimates of calendar year 2008 revenue, EBITDA, EPS and net income for Catalyst, ON, and the selected semiconductor companies listed below were based on certain publicly available research analyst estimates.

Historical Trading Analysis

Houlihan Lokey reviewed the price performance of Catalyst’s and ON’s common stock on July 11, 2008 and over selected periods during the two year period ending on that date. This analysis showed the following:

Time period	Catalyst	ON
Closing price on July 11, 2008	$4.05	$8.72
1 month closing average	$4.29	$9.12
3 month closing average	$4.54	$8.83
6 month closing average	$4.51	$7.54
1 year closing average	$4.99	$9.12
2 year closing average	$4.27	$8.66
6 month high closing	$5.69	$10.85
6 month low closing	$3.16	$4.86
52 week high closing	$7.92	$13.15
52 week low closing	$3.16	$4.86
2 year high closing	$7.92	$13.15
2 year low closing	$3.00	$4.86

Selected Companies Analysis.

Catalyst. Houlihan Lokey calculated multiples of enterprise value and equity value based on certain financial data for Catalyst and the following selected semiconductor companies:

•	Atmel Corp.

•	Cirrus Logic, Inc.

•	Fairchild Semiconductor International

•	Infineon Technologies AG

•	Integrated Silicon Solution Inc.

•	Macronix International Co. Ltd.

•	Microchip Technology, Inc.

•	Micron Technology, Inc.

•	ON Semiconductor Corporation

•	Ramtron International

•	SanDisk Corp.

•	Silicon Storage Technology, Inc.

•	STMicroelectronics N.V.

The calculated multiples included:

•	Enterprise value as a multiple of calendar year 2007 revenue, or CY 2007 Revenue;

•	Enterprise value as a multiple of estimated calendar year 2008 revenue, or CY 2008E Revenue;

•	Enterprise value as a multiple of calendar year 2007 EBITDA, or CY 2007 EBITDA;

•	Enterprise value as a multiple of estimated calendar year 2008 EBITDA, or CY 2008E EBITDA;

•	Equity value as a multiple of calendar year 2007 price to earnings, or CY 2007 P/E; and

•	Equity value as a multiple of estimated calendar year 2008 P/E, or CY 2008E P/E.

Houlihan Lokey applied the following selected multiple ranges derived from the selected companies to corresponding financial data for Catalyst:

Selected Multiple Range
Multiple Description	Low	High
Enterprise Value as a multiple of
CY 2007 Revenue	0.7x	1.3x
CY 2008E Revenue	0.7x	1.3x
CY 2007 EBITDA	5.0x	13.0x
CY 2008E EBITDA	5.0x	10.0x

Equity Value as a multiple of
CY 2007 P/E	10.0x	20.0x
CY 2008E P/E	10.0x	18.0x

The selected companies analysis indicated the following implied per share reference range for Catalyst, as compared to the implied value of the ON common stock to be received in the merger of $6.16 (calculated based on the closing price per share of ON common stock of $8.72 on July 11, 2008 and the exchange ratio in the merger of 0.706):

Implied Per Share Equity Reference Range for Catalyst
Full Range	$1.81 – $6.91
Median	$3.22 – $5.60
Mean	$3.29 – $5.61

ON. Houlihan Lokey calculated multiples of enterprise value and equity value based on certain financial data for ON and the following selected semiconductor companies:

•	Cree, Inc.

•	Cypress Semiconductor Corp.

•	Diodes, Inc.

•	Fairchild Semiconductor International

•	International Rectifier Corp.

•	Micrel, Inc.

•	Microsemi Corp.

•	National Semiconductor Corp.

•	Power Integrations, Inc.

•	Semtech Corp.

•	STMicroelectronics N.V.

•	Texas Instrument Incorporated

The calculated multiples included:

•	Enterprise value as a multiple of calendar year 2007 revenue, or CY 2007 Revenue;

•	Enterprise value as a multiple of estimated calendar year 2008 revenue, or CY 2008E Revenue;

•	Enterprise value as a multiple of calendar year 2007 EBITDA, or CY 2007 EBITDA;

•	Enterprise value as a multiple of estimated calendar year 2008 EBITDA, or CY 2008E EBITDA;

•	Equity value as a multiple of calendar year 2007 price to earnings, or CY 2007 P/E; and

•	Equity value as a multiple of estimated calendar year 2008 P/E, CY 2007E P/E.

Houlihan Lokey applied the following selected multiple ranges derived from the selected companies to corresponding financial data for ON:

Multiple Description	Selected Multiple Range
	Low	High
Enterprise Value as a multiple of
CY 2007 Revenue	2.2x	3.7x
CY 2008E Revenue	1.9x	3.1x
CY 2007 EBITDA	9.0x	15.0x
CY 2008E EBITDA	9.0x	13.0x

Equity Value as a multiple of
CY 2007 P/E	11.0x	23.0x
CY 2008E P/E	10.0x	20.0x

The selected companies analysis indicated the following implied per share reference range for ON, as compared to the closing price per share of ON common stock on July 11, 2008 of $8.72:

Implied Per Share Equity Reference Range for ON
Full Range	$5.45 – $19.87
Median	$7.24 – $12.27
Mean	$7.31 – $13.90

Relative Selected Companies Analysis. Houlihan Lokey compared the high and low implied per share equity values computed for Catalyst and ON as described above to derive the following range of implied exchange ratios, compared to the exchange ratio in the merger of 0.706.

Implied Per Share Exchange Ratio
0.0912x – 1.2029x

Selected Transactions Analysis

Catalyst: Houlihan Lokey calculated multiples of enterprise value and per share equity value based on the estimated purchase prices paid in the following selected publicly-announced semiconductor transactions:

Acquiring Company	Target Company
ON	AMIS Holdings Inc.
STMicroelectronics N.V.	Genesis Microchip, Inc.
Exar Corporation	Sipex Corporation
Texas Pacific Group	Freescale Semiconductor, Inc.
Sirenza Microdevices, Inc.	Micro Linear Corp.
SanDisk Corporation	M-Systems, Inc.
Advanced Micro Devices Inc.	ATI Technologies, Inc.
Micron Technology, Inc.	Lexar Media, Inc.
Microsemi Corporation	Advanced Power Technologies
Vishay Intertechnology, Inc.	Siliconix, Inc.
Vishay Intertechnology, Inc.	General Semiconductor, Inc.
Intel Corporation	Xircom, Inc.
International Rectifier Corporation	Zing Technologies, Inc.

The calculated multiples included:

•	Enterprise value as a multiple of latest-twelve-months revenue, or LTM Revenue;

•	Enterprise value as a multiple of next-twelve-months revenue, or NTM Revenue;

•	Enterprise value as a multiple of LTM EBITDA;

•	Enterprise value as a multiple of NTM EBITDA;

•	Equity value as a multiple of LTM net income; and

•	Equity value as a multiple of NTM net income.

Houlihan Lokey applied the following selected multiple ranges derived from the selected transactions to corresponding financial data for Catalyst:

Multiple Description	Selected Multiple Range
	Low	High
Enterprise Value as a multiple of

LTM Revenue	0.8x	1.7x
NTM Revenue	0.7x	1.5x
LTM EBITDA	6.0x	11.0x
NTM EBITDA	6.0x	10.0x

Per Share Equity Value as a multiple of

LTM Net Income	15.0x	22.0x
NTM Net Income	15.0x	22.0x

The selected transactions analysis indicated the following implied per share reference range for Catalyst, as compared to the implied value of the ON common stock to be received in the merger of $6.16 (calculated based on the closing price per share of ON common stock of $8.72 on July 11, 2008 and the exchange ratio in the merger of 0.706):

Implied Per Share Equity Reference Range for Catalyst
Full Range	$3.70 – $8.31
Median	$4.07 – $6.15
Mean	$4.11 – $6.47

ON. Houlihan Lokey calculated multiples of enterprise value and per share equity value based on the estimated purchase prices paid in the following selected publicly-announced semiconductor transactions:

Acquiring Company	Target Company
Exar Corporation	Sipex Corporation
Fairchild Semiconductor	System General Corp.
LSI Logic Corporation	Agere Systems
Microsemi Corporation	PowerDsine Ltd.
Texas Pacific Group	Freescale Semiconductor
Sirenza Microdevices, Inc.	Micro Linear Corporation
Advanced Micro Devices	ATI Technologies, Inc.
Microsemi Corporation	Advanced Power Technologies
Integrated Device Technology	Integrated Circuit Systems
Vishay Intertechnology, Inc.	Siliconix Inc.
Vishay Intertechnology, Inc.	General Semiconductor Inc.
LSI Logic Corporation	C-Cube Microsystems Inc.
Maxim Integrated Products	Dallas Semiconductor
Intel Corporation	Xircom, Inc.
Microchip Technology, Inc.	Telcom Semiconductor, Inc.
International Rectifier Corporation	Zing Technologies, Inc.

The calculated multiples included:

•	Enterprise value as a multiple of LTM Revenue;

•	Enterprise value as a multiple of NTM Revenue;

•	Enterprise value as a multiple of LTM EBITDA;

•	Enterprise value as a multiple of NTM EBITDA;

•	Equity value as a multiple of LTM net income; and

•	Equity value as a multiple of NTM net income.

Houlihan Lokey applied the following selected multiple ranges derived from the selected transactions to corresponding financial data for ON Semiconductor:

Multiple Description	Selected Multiple Range
	Low	High
Enterprise Value as a multiple of
LTM Revenue	2.0x	3.5x
NTM Revenue	1.9x	3.4x
LTM EBITDA	9.0x	16.0x
NTM EBITDA	8.0x	13.0x

Per Share Equity Value as a multiple of
LTM Net Income per share	11.0x	26.0x
NTM Net Income per share	16.0x	26.0x

The selected transactions analysis indicated the following implied per share reference range for ON Semiconductor, as compared to the closing price per share of ON common stock on July 11, 2008 of $8.72:

Implied Per Share Equity Reference Range for ON
Full Range	$5.24 – $23.16
Median	$7.26 – $13.93
Mean	$8.21 – $16.04

Relative Selected Transactions Analysis. Houlihan Lokey compared the high and low implied per share equity values computed for Catalyst and ON as described above to derive the following implied exchange ratios, compared to the exchange ratio in the merger of 0.706.

Implied Per Share Exchange Ratio
0.1658x – 1.5851x

Premiums Paid Analysis

Using publicly available information, Houlihan Lokey reviewed the premiums paid for the target company in each of the transactions listed above in the “Selected Transaction Analysis” for Catalyst. For each of these transactions, Houlihan Lokey calculated the premium represented by the implied value of the consideration to be received per share by the common stock holders of the target company over the target company’s closing share price for each of the following time periods:

•	The closing share price for the target company’s common stock one day prior to initial public announcement of the transaction;

•	the average closing share price per share for the target company’s common stock for the one month period prior to the initial public announcement of the transaction; and

•

for each of the transactions in which the consideration paid was all stock, the average implied exchange ratio calculated by dividing the daily closing trading prices of the target company’s common stock by those of the acquiror’s common stock for the one month period prior to the initial public announcement of the transaction.

The premiums paid analysis indicated the following implied per share reference range for Catalyst, as compared to the implied value of the ON common stock to be received in the merger of $6.16 (calculated based on the closing price per share of ON common stock of $8.72 on July 11, 2008 and the exchange ratio in the merger of 0.706):

Implied Per Share Equity Reference Range for Catalyst
Full Range	$4.25 – $5.79
Median	$4.53 – $5.56
Mean	$4.50 – $5.54

Sum of the Parts Analysis

Houlihan Lokey performed a sum of the parts analysis for Catalyst based on Catalyst’s two principal business segments: memory and analog/mixed signal. Using certain publicly available research analyst estimates for Catalyst and selected public companies in the memory and analog/mixed signal industries, Houlihan Lokey calculated implied values per share for Catalyst by adding together the estimated implied values of the two business segments. The sum of the parts analysis indicated the following implied per share reference range for Catalyst, as compared to the implied value of the ON common stock to be received in the merger of $6.16 (calculated based on the closing price per share of ON common stock of $8.72 on July 11, 2008 and the exchange ratio in the merger of 0.706):

Implied Per Share Equity Reference Range for Catalyst
$4.86 – $6.16

Discounted Cash Flow Analysis

Catalyst. Houlihan Lokey calculated the net present value of Catalyst’s unlevered, after-tax cash flows based on publicly available research analyst estimates with respect to Catalyst’s future financial performance. In performing this analysis, Houlihan Lokey used discount rates ranging from 18% to 22%, and terminal value multiples ranging from 1.0x to 1.4x forecasted 2013 revenue and 8.0x to 10.0x forecasted 2013 EBITDA. The discounted cash flow analysis indicated the following implied per share reference range for Catalyst, as compared to the implied value of the ON common stock to be received in the merger of $6.16 (calculated based on the closing price per share of ON common stock of $8.72 on July 11, 2008 and the exchange ratio in the merger of 0.706):

Implied Per Share Equity Reference Range for Catalyst
$4.37– $5.74

ON. Houlihan Lokey also calculated the net present value of ON’s unlevered, after-tax cash flows based on publicly available research analyst estimates with respect to ON’s future financial performance. In performing this analysis, Houlihan Lokey used discount rates ranging from 16% to 20%, and terminal value multiples ranging from 2.5x to 3.0x forecasted 2013 revenue and 9.0x to 11.0x forecasted 2013 EBITDA. The discounted cash flow analysis indicated the following implied per share reference range for ON as compared to the closing price per share of ON common stock on July 11, 2008 of $8.72:

Implied Per Share Equity Reference Range for ON
$8.54 – $12.42

Relative Discounted Cash Flow Analysis. Houlihan Lokey compared the high and low implied equity values computed for Catalyst and ON described above to derive implied exchange ratios, compared to the exchange ratio in the merger of 0.706.

Implied Per Share Exchange Ratio
0.3517x – 0.6720x

Pro Forma Analyses

Houlihan Lokey analyzed the potential pro forma effects resulting from the merger on the projected EPS of the combined company for calendar year 2008 using publicly available research analyst estimates with respect to Catalyst’s and ON’s future financial performance, including the estimated synergies that the combined company may realize following consummation of the merger and merger related expenses as estimated by Catalyst management. This analysis showed that the merger could be accretive to the projected stand-alone EPS of ON for calendar year 2008.

Houlihan Lokey also analyzed the pro forma historical and expected contributions of each of Catalyst and ON to the operating income and net income of the combined company for the last two quarters, last twelve months, and calendar years 2007 and 2008, based on publicly available information and publicly available research analyst estimates with respect to Catalyst’s and ON’s future financial performance, excluding in each case estimated synergies and merger related expenses. This contribution analysis indicated that Catalyst would contribute to the combined company operating income of approximately 1.4% and 1.3% and net income of approximately 1.4% and 1.4% for calendar years 2007 and 2008, respectively, while holders of Catalyst common stock would own approximately 2.8% of the combined company.

Historical Relative Trading Value

Houlihan Lokey reviewed the per share daily closing trading prices for the Catalyst common stock and the ON common stock for the one-year period ending July 11, 2008, and calculated the historical implied exchange ratios by dividing the daily closing prices of the Catalyst common stock by those of the ON common stock on July 11, 2008 and for various time periods ending on that date. Houlihan Lokey also compared the implied exchange ratios over the same periods to the exchange ratio in the merger of 0.706 and noted the amount by which the exchange ratio in the merger constituted a premium to the implied exchange ratios for those periods. This analysis showed the following:

Time period	Implied Exchange Ratio	Implied Premiums
Closing price on July 11, 2008	0.4644x	52.0%
1 week closing average	0.4722x	49.5%
1 month closing average	0.4726x	49.4%
3 month closing average	0.5195x	35.9%
6 month closing average	0.6315x	11.8%
1 year closing average	0.5726x	23.3%

Other Matters

Houlihan Lokey was engaged by Catalyst to act as its financial advisor in connection with the merger and provide financial advisory services, including to provide an opinion to Catalyst’s board of directors regarding the fairness from a financial point of view of the exchange ratio in the merger. Catalyst engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, Catalyst will pay Houlihan Lokey a customary fee for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter, a portion of which became payable upon the delivery of Houlihan Lokey’s opinion, and a substantial portion of which is payable contingent upon consummation of the merger. Catalyst has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Catalyst, ON, or any other party that may be involved in the merger and their respective affiliates or any currency or commodity that may be involved in the merger.

Houlihan Lokey has in the past provided financial advisory services to Catalyst for which Houlihan Lokey has received compensation. Houlihan Lokey and its affiliates may provide investment banking, financial advisory and other financial services to Catalyst, ON and other participants in the merger and certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

The ON Board of Directors’ Reasons for the Merger

In the course of determining to approve the merger and the merger agreement, and related transactions, the ON board of directors consulted with management as well as its financial and legal advisors and considered a number of factors in making its determination. The ON board of directors concluded that the merger could enhance stockholder value by:

•

Accelerating ON’s higher margin analog products for the digital consumer market. Catalyst’s analog business has achieved approximately $11 million in revenue over the 12 months ended April 27, 2008, an increase of over 90% from the prior year.

•

Providing ON with an entry into the EEPROM business conducted by Catalyst. ON believes that the EEPROM business represents a total market of approximately $800 million to $1 billion. EEPROM represents a new product line for ON that can supplement its existing ASIC and power products offerings.

•

Leveraging ON’s operational excellence to achieve cost savings and accelerate the ramp up of activity in ON’s Gresham, Oregon wafer fabrication facility. ON has a successful track record in transferring manufacturing and other activities to more cost effective platforms. ON believes it will be able to improve the financial performance of the Catalyst business from both a margin and a cash flow perspective by continuing to apply its continuous improvement methodologies. The addition of Catalyst activity to ON’s Gresham facility will accelerate the timeframe in which ON will be able to operate the facility at optimum capacity.

•

Leveraging ON’s scale to drive growth in the business. Catalyst is currently the fourth largest player in the EEPROM market and is a small player in the analog market, but lacks the scale with customers to substantially improve its position. ON management believes that, by combining Catalyst’s products with ON’s manufacturing, sales force, and supply chain capabilities, ON can provide the Catalyst business with the scale necessary to compete in this high-volume, low cost market. In this regard, ON management has identified a number of areas in cost of goods sold and operating expenses that it believes it can optimize.

The ON board of directors also considered a variety of other factors and risks concerning the merger, including the following:

•	The information concerning ON’s and Catalyst’s respective historic businesses, financial results, and prospects, including the result of ON’s due diligence review of Catalyst;

•	ON’s assessments that Catalyst’s business can effectively and efficiently be integrated;

•	ON’s assessment of its ability to drive revenue growth given the market dynamics for Catalyst’s analog and memory products offering;

•	The favorable tax synergies that may be achievable in light of Catalyst’s significant sales outside the United States;

•	The benefit of Catalyst’s low cost design capabilities through its Romanian operations;

•	ON’s ability to utilize Catalyst’s approximately $30 million in cash on hand for debt reduction or stock repurchases;

•

The exchange ratio of 0.706 shares of ON common stock for each share of Catalyst common stock and the fact that the exchange ratio is fixed and will not fluctuate based upon changes in ON’s stock price between signing and closing, reflecting the strategic purpose of the merger and consistent with market practice for a merger of this type;

•	The fact that the merger consideration is ON common stock, and ON did not therefore need to utilize cash or incur additional debt to finance the purchase price;

•	The relatively small size of the transaction, which limits ON’s downside risk;

•	The terms of the merger agreement, including ON’s right to receive a termination fee of $3.27 million if Catalyst terminates the merger agreement in order to accept a superior proposal;

•	The challenges and costs of integrating Catalyst’s business into ON in light of ON’s ongoing integration of its other recent acquisitions;

•

The potential for diversion of management and employee attention from other strategic priorities and for increased employee attrition both before and after the closing of the merger, and the potential effect on ON’s business and relations with customers and suppliers;

•	The fees and expenses associated with completing the merger; and

•	The risk that anticipated cost savings will not be achieved.

The foregoing discussion of the factors considered by ON’s board of directors is not intended to be exhaustive but summarizes the material factors and risks considered by ON’s board of directors in making its determination to approve the merger agreement and the merger. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the ON board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the ON board of directors may have given different weight to different factors.

In addition, the ON board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather conducted an overall analysis of the factors described above, including discussions with the ON management team and ON’s outside legal and financial advisors. Based on the totality of the information presented, ON’s board of directors determined that ON should proceed with the merger and the merger agreement.

Interests of Catalyst’s Directors and Executive Officers in the Merger

Stock Options and RSUs

Under the terms of the merger agreement, all of Catalyst’s stock options (including those held by its directors and executive officers) will be assumed by ON and converted at the effective time of the merger into options to purchase ON common stock. Specifically, each Catalyst stock option that is outstanding immediately prior to the effective time will be converted automatically into an option to purchase shares of ON common stock on substantially the same terms and conditions as were applicable to such stock option immediately prior to the effective time of the merger, except that (i) the number of shares of ON common stock subject to the assumed Catalyst stock option will be determined by multiplying the number of shares of Catalyst common stock subject to the stock option immediately prior to the effective time by the exchange ratio (rounded down to the nearest whole share) and (ii) the per share exercise price for shares of ON common stock issuable upon exercise of the assumed Catalyst stock option will be determined by dividing the per share exercise price for the shares of Catalyst common stock subject to the Catalyst stock option immediately prior to the effective time of the merger by the exchange ratio (rounded up to the nearest cent).

The merger agreement also provides that all of Catalyst’s restricted stock unit (“RSU”) awards (including those held by its directors and executive officers) will be assumed by ON and converted at the effective time of the merger into ON RSUs. Specifically, each Catalyst RSU award that is outstanding immediately prior to the effective time will be converted automatically into a right to receive shares of ON common stock on substantially the same terms and conditions as were applicable to such RSU award immediately prior to the effective time of the merger, except that the number of shares of ON common stock subject to the converted RSU award will be equal to the product of (x) the number of shares of Catalyst common stock subject to the outstanding Catalyst RSU award immediately prior to the effective time and (y) the exchange ratio (rounded down to the nearest whole share).

The Catalyst board of directors approved amendments, effective contingent upon the closing of the Merger, to all outstanding Catalyst stock option agreements providing that, in the event of the termination of a service provider’s continuous service with Catalyst, such service provider’s options, excluding any options intended to qualify as incentive stock options as determined under Section 422 of the Internal Revenue Code, to the extent exercisable upon the date of such termination of service, will be exercisable for a period of no less than six months following the date of such termination (but in no event later than the expiration of the option’s maximum term).

Change of Control and Severance Benefits

Catalyst has entered into an employment agreement with Mr. Voicu providing that, if in connection with a change of control transaction he is not appointed as chief executive officer of the successor corporation or does not remain employed as chief executive officer of Catalyst where Catalyst is the surviving corporation in such change of control, then any unvested options held by Mr. Voicu will become fully exercisable upon the change of control and shall remain exercisable for the greater of (i) twelve months or (ii) the longest period of time for which any options granted to non-employee directors are exercisable following the change of control, subject to the prior ordinary expiration of the options. The merger will constitute a change of control transaction as defined in this agreement, and as a result, all of Mr. Voicu’s outstanding options (except for the 141,650 stock options described below that he will receive prior to the closing of the merger) are expected to become fully vested and exercisable in connection with the merger based on Mr. Voicu’s anticipated position with ON following the merger.

Catalyst has entered into severance agreements with Mr. Eichler, Mr. Smarandoiu, Mr. Brown, Mr. Georgescu, and Mr. Kovalik that provide for enhanced severance benefits following a change of control. The merger will constitute a “change of control” as such term is defined in each of these agreements. ON will assume the obligations of Catalyst under these agreements if the merger is completed.

Under the severance agreements with Mr. Eichler, Mr. Smarandoiu, Mr. Brown, Mr. Georgescu, and Mr. Kovalik, the executive is entitled to the following severance benefits if he is involuntarily terminated other than for “cause” (as defined below) or such executive’s death or disability, or if he terminates his employment for “good reason” (as defined below) at any time within twelve months after a change of control:

•	continuation of base salary for a period of nine months (twelve months in the case of Mr. Eichler);

•	continuing company-paid coverage for nine months (twelve months in the case of Mr. Eichler) under the company’s benefit plans; and

•	fully accelerated vesting of unvested shares, restricted stock, and RSUs.

Under the Catalyst severance agreements, “cause” means (i) a willful failure by the executive to substantially perform her duties as an employee, other than a failure resulting from her complete or partial incapacity; (ii) a willful act by the executive that constitutes gross misconduct and that is injurious to the company; (iii) where the executive willfully imparts material confidential information about the company to competitors or third parties other than during the scope of the executive’s duties; (iv) a willful and material violation of a federal or state law or regulation; or (v) executive’s conviction or plea of guilty or no contest to a felony.

Under Catalyst’s severance agreements, “good reason” means (without the employee’s consent): (i) a material diminution in the employee’s base salary, except for reductions that are in proportion to any salary reduction program approved by the board of directors that affects a majority of the senior executives of the company; (ii) a material reduction in the employee’s authority, duties, or responsibilities; (iii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the employee is required to report, including a requirement that the employee report to a corporate officer or employee instead of reporting directly to the Board; (iv) a material change in the geographic location at which the employee must perform services of not less than 50 miles from the company’s primary place of business immediately prior to such relocation; (v) any other action or inaction that constitutes a material breach by the company of the agreement; provided, however, that the employee must provide written notice to the board of directors of the condition that could constitute a “good reason” event within 90 days of the initial existence of such condition and such condition must not have been remedied by the company within 30 days of such written notice. A termination will not be deemed to be for “good reason” unless such termination occurs within 90 days following the end of the 30-day cure period.

Catalyst Common Stock, RSUs and Stock Options Held by Directors and Executive Officers

The following table summarizes the Catalyst common stock, RSUs, and options to purchase Catalyst common stock held by each of Catalyst’s directors and executive officers.

Except (i) as provided above under “Change of Control and Severance Benefits” with respect to Catalyst’s executive officers and (ii) for the accelerated vesting that Mr. Voicu may become entitled to under his new employment agreement with ON with respect to the stock options and RSUs that he will be granted prior to the closing of the merger, all such shares of Catalyst common stock are being treated identically in the merger to shares of Catalyst common stock held by other Catalyst stockholders, and all such RSUs and stock options are being treated identically to RSUs and stock options held by Catalyst employees generally.

Name	Number of shares of Catalyst common stock	Number of RSUs	Number of shares underlying stock options(1)
Non-Employee Directors:
Roland Duchâtelet	778,700	—	115,000
Garrett A. Garrettson	—	—	90,000
Henry C. Montgomery	56,100	—	150,000
Glen G. Possley	32,407	—	100,000
Executive Officers:
Gelu Voicu	286,667	190,333	1,278,696
David Eichler	—	36,000	160,000
Scott Brown	7,488	59,345	240,000
Sorin Georgescu	32,607	59,345	355,000
Irvin W. Kovalik	11,655	59,345	310,000
George Smarandoiu	27,488	59,345	266,000

(1)	All outstanding stock options and RSUs (vested and unvested) are generally as of July 16, 2008, however the number of options and RSUs shown for Mr. Voicu include the 141,650 stock options and 85,000 RSUs that he will receive prior to the closing of the merger.

Indemnification and Insurance

The merger agreement provides that for six years after the effective time of the merger and to the fullest extent permitted by law, ON will cause the surviving corporation to honor all rights to indemnification for acts or omissions prior to the effective time of the merger existing in favor of Catalyst directors or officers as provided in Catalyst organizational documents and any indemnification agreements with such individuals. The merger agreement also provides that ON will cause the surviving corporation to purchase six-year officers’ and directors’ liability insurance policies on terms and conditions no less favorable than Catalyst’s existing directors’ and officers’ liability insurance, subject to a premium cap of 250% of the annual premium paid by Catalyst for its existing insurance. ON and the surviving corporation are obligated to maintain such policies in full force and effect and continue to honor their respective obligations thereunder for the full term thereof.

Employment Arrangements

Mr. Voicu has entered into an employment agreement with Semiconductor Components Industries, LLC (which we refer to in this Proxy Statement as SCI), a wholly-owned subsidiary of ON, that will become effective as of the date of close of the merger. His employment agreement provides for an annual base salary of $330,000, and a potential performance bonus opportunity ranging from 0% to 100% of base salary, with a target amount of 50% of base salary. He will also receive a grant of 40,000 RSUs which vest in the event certain company financial performance measures are achieved within three years from the date of grant. Mr. Voicu will also receive a car allowance of $1,200 per month, and an annual financial planning allowance of up to $10,000. In the event of the termination of Mr. Voicu’s employment without “cause” (as defined below) or for “good reason” (as defined below and subject to his release of any claims he may have against SCI and its affiliates), he will receive severance payments consisting of:

•	continuation of base salary for a period of twelve months;

•	any unpaid bonus for the performance period completed immediately preceding the date of termination;

•	payment of a pro-rata portion of the performance bonus for the performance period during which the termination occurs, subject to achievement of the applicable performance criteria;

•	payment of group health plan premiums until the earlier of the date Mr. Voicu receives group health benefits from another employer or the one year anniversary of the date of termination;

•	outplacement services for a period of six months, not to exceed $5,000; and

•	in the event such termination of employment occurs within two years following a change of control of ON, any unvested portion of the 40,000 RSU grant will vest upon the date of termination.

Under the employment agreement, “cause” means (i) a material breach by Mr. Voicu of the employment agreement; (ii) the failure by Mr. Voicu to reasonably and substantially perform his duties under the employment agreement (other than as a result of physical or mental illness or injury); (iii) Mr. Voicu’s willful misconduct or gross negligence that is materially injurious to SCI; and (iv) the commission by Mr. Voicu of a felony or other serious crime involving moral turpitude.

Under the employment agreement, “good reason” means (i) a material breach of the employment agreement by SCI; (ii) a material reduction of Mr. Voicu’s base salary not accompanied by a proportional reduction of the salaries of the other executive officers of SCI; or (iii) a material and continued diminution of Mr. Voicu’s duties and responsibilities under the employment agreement; provided that in any such event, Mr. Voicu must notify SCI within 30 days after the event or events that he believes constitute “good reason” and provide SCI a 30 day period after delivery of the notice to cure such breach or diminution.

In connection with the employment agreement, Mr. Voicu entered into a customary non-competition and non-solicitation agreement with ON.

In addition, Catalyst agreed to ON’s request to grant Mr. Voicu certain additional stock options and RSUs, as described below, immediately prior to the closing of the merger, instead of ON granting to Mr. Voicu an equivalent exchange ratio-affected number of stock options and RSUs immediately following the closing of the merger. Under the terms of the merger agreement, Catalyst has agreed to grant Mr. Voicu (i) an option to purchase 141,650 shares of Catalyst common stock, which option will vest in equal annual installments over a four-year period following the date of grant, with the first such installment vesting on the one-year anniversary of the date of grant, and (ii) RSUs that will entitle Mr. Voicu to receive 85,000 shares of Catalyst common stock, which RSUs will vest in equal annual installments over a three-year period following the date of grant, with the first such installment vesting on the one-year anniversary of the date of grant. This option and RSU award will be assumed by ON under the terms of the merger agreement, as described above in “The Merger—Interests of Catalyst’s Directors and Executive Officers in the Merger—Stock Options and RSUs.” In the event Mr. Voicu’s employment is terminated without “cause” or for “good reason” (as such terms are defined in the employment agreement between Mr. Voicu and SCI) within two years following a change of control of ON, the foregoing stock options and RSUs will vest in full.

ON Stock Ownership

Mr. Voicu owns 25,000 shares of ON common stock, and has owned such shares since May 2007.

Accounting Treatment

The merger will be accounted for as an acquisition of Catalyst by ON under the purchase method of accounting of U.S. generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of the acquired company are, as of completion of the merger, recorded at their respective fair values and added to those of the reporting public issuer, including an amount for goodwill representing the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets. Financial statements of ON issued after the merger will include only the operations of Catalyst after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Catalyst.

Regulatory Approvals Required for the Merger

Under the laws of certain foreign countries, the merger may not be completed until notifications have been given and information furnished to the relevant governmental authority for purposes of allowing such authorities to determine whether or not the merger will have anti-competitive effects and obtaining clearance to complete the merger. In connection with this merger, ON will make appropriate filings with the relevant governmental authorities, as necessary.

Restrictions on Sales of Shares of ON Common Stock Received in the Merger

ON shares of common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, or the Securities Act, except for ON shares issued to any Catalyst stockholder who may be deemed to be an “affiliate” of ON after completion of the merger. Former Catalyst stockholders who were affiliates of Catalyst at the time of the Catalyst special meeting and who are not affiliates of ON after the completion of the merger may sell their ON shares at any time. Former Catalyst stockholders who are or become affiliates of ON after completion of the merger will remain or be subject to the volume and sale limitations of Rule 144 under the Securities Act until they are no longer affiliates of ON. This Proxy Statement does not cover resales of ON common stock received by any person upon completion of the merger, and no person is authorized to make any use of this Proxy Statement in connection with any resale.

Appraisal Rights

Under Section 262 of the General Corporation Law of the State of Delaware, the holders of Catalyst common stock will not have appraisal rights in connection with the merger.

Listing of ON Common Stock on The Nasdaq Stock Market; Delisting and Deregistration of Catalyst Common Stock

ON has agreed that prior to the completion of the merger, it will cause the shares of ON common stock to be issued in the merger and reserved for issuance under any assumed equity awards to be approved for listing on The Nasdaq Stock Market. Such approval is a condition to the completion of the merger. If the merger is completed, Catalyst common stock will cease to be listed on The Nasdaq Stock Market and its shares will be deregistered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of the merger to holders of Catalyst common stock.

This discussion addresses only those Catalyst stockholders that hold their Catalyst common stock as a capital asset and does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Catalyst common stock in light of that stockholder’s particular circumstances or to a stockholder subject to special rules, such as:

•	a stockholder that is not a citizen or resident of the United States;

•	a financial institution or insurance company;

•	a mutual fund;

•	a tax-exempt organization;

•	a partnership or other pass-through entity (or a holder that holds its Catalyst common stock through a partnership or other pass-through entity);

•	persons who received their Catalyst common stock in connection with stock option or stock purchase plans or in other compensatory transactions;

•	a dealer or broker in securities or foreign currencies;

•	a trader in securities that elects to apply a mark-to-market method of accounting;

•	a stockholder that holds Catalyst common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction; or

•	a stockholder that acquired Catalyst common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Catalyst common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding Catalyst common stock should consult its tax advisor.

The following discussion is not binding on the Internal Revenue Service, referred to as the “IRS.” It is based on the Internal Revenue Code of 1986, as amended, (referred to as the “Code”), applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. The tax consequences under U.S. state and local and foreign laws and U.S. federal laws other than U.S. federal income tax laws are not addressed.

Holders of Catalyst common stock are strongly urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, and local and foreign income and other tax laws in light of their particular circumstances.

General

ON and Catalyst have structured the merger to qualify as a “reorganization” for U.S. federal income tax purposes. It is a condition to the completion of the merger that ON and Catalyst receive an opinion from their tax counsel, DLA Piper US LLP and O’Melveny & Myers LLP, respectively, to the effect that, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368 of the Code. Neither ON nor Catalyst intends to waive this condition. These opinions each rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by ON and Catalyst, including those contained in certificates of officers of ON and Catalyst. The accuracy of those representations, covenants, or assumptions may affect the conclusions set forth in these opinions, in which case the tax consequences of the merger could differ from those discussed here. Opinions of counsel neither bind the IRS nor preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the tax consequences of the merger.

U.S. Federal Income Tax Consequences to Catalyst Stockholders

The material U.S. federal income tax consequences of the merger will be as follows:

•

A holder of Catalyst common stock will not recognize gain or loss upon the exchange of that stockholder’s Catalyst common stock for ON common stock in the merger, except that gain or loss will be recognized on the receipt of cash instead of a fractional share of ON common stock. If a holder of Catalyst common stock receives cash instead of a fractional share of ON common stock, the holder will be required to recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s Catalyst common stock allocable to that fractional share of ON common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the Catalyst common stock exchanged for the fractional share of ON common stock is more than one year at the completion of the merger.

•

A holder of Catalyst common stock will have a tax basis in the ON common stock received in the merger equal to (1) the tax basis of the Catalyst common stock surrendered by that holder in the merger, reduced by (2) any tax basis of the Catalyst common stock surrendered that is allocable to a fractional share of ON common stock for which cash is received.

•

The holding period for the ON common stock received in exchange for shares of Catalyst common stock in the merger will include the holding period for the shares of Catalyst common stock surrendered in the merger, based on the assumption that the Catalyst common stock is held as a capital asset.

In the case of a holder of Catalyst common stock that holds shares of Catalyst common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of Catalyst common stock. For this purpose, a “block” consists of shares acquired at the same cost in a single transaction.

Information Reporting and Backup Withholding

A holder of Catalyst common stock may be subject to information reporting and backup withholding in connection with any cash payments received instead of a fractional share of ON common stock, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements

A “significant holder” of Catalyst stock will be required to retain records pertaining to the merger and will be required to file with such holder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger, including:

•	the date of the merger;

•	the names and employer identification numbers of all parties to the merger;

•	the cost or other basis of the shares of the Catalyst common stock transferred in the exchange; and

•	the fair market value of the Catalyst common stock, immediately before the exchange, and the amount of cash received in the exchange instead of receiving a fractional share.

A “significant holder” is a Catalyst stockholder that receives ON common stock in exchange for such holder’s Catalyst common stock if, immediately prior to the exchange, such holder:

•	owned at least five percent (by vote or value) of the total outstanding stock of Catalyst; or

•	owned securities in Catalyst with a basis of $1,000,000 or more.

This discussion is intended to provide only a general summary of the material U.S. federal income tax consequences of the merger, and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, Catalyst strongly urges each holder of Catalyst common stock to consult his or her tax advisor to determine the particular U.S. federal, state, or local or foreign income or other tax consequences to that stockholder of the merger.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the Agreement and Plan of Merger and Reorganization, which we refer to as the merger agreement, a copy of which is attached as Annex A to this Proxy Statement and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary. This summary is not complete and is qualified in its entirety by reference to the complete text of the merger agreement. We urge you to read the merger agreement carefully in its entirety, as well as this Proxy Statement, before making any decisions regarding the merger.

The representations and warranties described below and included in the merger agreement were made by ON and Catalyst to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by ON and Catalyst in connection with negotiating its terms. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between ON and Catalyst rather than establishing matters as facts. The merger agreement is described in this Proxy Statement and included as Annex A only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding ON, Catalyst or their respective businesses. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about ON or Catalyst, and you should read the information provided elsewhere in this Proxy Statement and in the documents incorporated by reference into this Proxy Statement for information regarding ON and Catalyst and their respective businesses. See “Where You Can Find More Information” beginning on page 80 of this Proxy Statement.

The Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, Centaur Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of ON, will merge with and into Catalyst, and Catalyst will survive the merger as a wholly-owned subsidiary of ON.

Effective Time of the Merger

The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be specified in the certificate of merger, with the consent of ON. The filing of the certificate of merger will occur no later than five business days after the conditions to completion of the merger have been satisfied or waived.

Consideration to be Received in the Merger

At the effective time of the merger, each outstanding share of Catalyst’s common stock (other than treasury stock and shares owned by ON or Catalyst or any of their wholly-owned subsidiaries immediately prior to the completion of the merger, which will be cancelled and extinguished) will be converted into the right to receive 0.706 shares of ON common stock, together with any cash paid in respect of fractional shares.

Holders of Catalyst common stock will not receive any fractional ON shares in the merger. Instead, the total number of ON shares that each holder of Catalyst common stock will receive in the merger will be rounded down to the nearest whole number, and ON will pay cash for any resulting fractional share that a Catalyst stockholder otherwise would be entitled to receive. The amount of cash payable for a fractional share of ON common stock will be determined by multiplying the fraction by the closing price for ON common stock on The Nasdaq Stock Market on the date that the merger becomes effective.

Example: If you currently own 25 shares of Catalyst common stock, absent the treatment of the fractional shares described above, you would be entitled to receive (25 x 0.706) or 17.65 shares of ON common stock. Since fractional shares will not be issued, you will be entitled to 17 shares of ON common stock and a check for the market value of 0.65 shares of ON common stock based on its closing price on the date that the merger becomes effective.

Treatment of Catalyst Options

At the effective time of the merger, each option to purchase shares of Catalyst common stock that is outstanding and unexercised immediately prior to the date the merger becomes effective will cease to represent a right to acquire Catalyst’s common stock and will be assumed by ON and converted automatically into an option to purchase shares of ON’s common stock. The number of ON shares underlying each converted option will be equal to the number of Catalyst shares underlying the Catalyst option immediately prior to the effective time multiplied by the 0.706 exchange ratio, rounded down to the nearest whole share. The per share exercise price applicable to each converted option will be equal to the exercise price per share under the Catalyst option divided by the 0.706 exchange ratio, rounded up to the nearest cent. The duration and other terms of each converted option will be the same as those of the former Catalyst option, except that all references to Catalyst will be deemed to be references to ON. Each holder of converted options will be credited for their service with Catalyst or its subsidiaries for purposes of determining vesting under the converted option.

The rounding down of the number of shares underlying each converted option and the rounding up of the per-share exercise price applicable to each converted option are intended to avoid adverse tax consequences to the holders of Catalyst options.

Catalyst Restricted Stock Units

At the effective time of the merger, each restricted stock unit award of Catalyst representing the right to receive, in the future, shares of Catalyst’s common stock that is outstanding at the time the merger is effective will cease to represent a right to receive upon settlement shares of Catalyst common stock and will be assumed by ON and converted automatically into a right to receive upon settlement shares of ON’s common stock. Each of these converted restricted stock unit awards will be converted into the right to receive, in the future, shares of ON’s common stock in an amount equal to the number of Catalyst restricted stock unit awards immediately prior to completion of the merger multiplied by the 0.706 exchange ratio applicable to the conversion of shares of Catalyst’s common stock into shares of ON’s common stock (rounded down to the nearest whole share). Each holder of converted restricted stock units will be credited for their service with Catalyst or its subsidiaries for purposes of determining vesting under the converted restricted stock units.

Treatment of Warrants to Purchase Shares of Catalyst Common Stock

At the effective time of the merger, and subject to any necessary consents of the holders of warrants to purchase shares of Catalyst’s common stock, each warrant to purchase shares of Catalyst’s common stock that is outstanding and unexercised immediately prior to the date the merger becomes effective will cease to represent a right to acquire Catalyst’s common stock and will be assumed by ON and converted automatically into a warrant to purchase shares of ON’s common stock. The number of ON shares underlying each converted warrant will be equal to the number of Catalyst shares underlying the Catalyst warrant immediately prior to the effective time multiplied by the 0.706 exchange ratio, rounded down to the nearest whole share. The per share exercise price applicable to each converted warrant will be equal to the exercise price per share under the Catalyst warrant divided by the 0.706 exchange ratio, rounded up to the nearest cent. The duration and other terms of each converted warrant will be the same as those of the former Catalyst warrant, except that all references to Catalyst will be deemed to be references to ON. Each holder of converted warrants will be credited for their service with Catalyst or its subsidiaries for purposes of determining vesting under the converted warrants.

Adjustments to the Exchange Ratio

The exchange ratio will be appropriately adjusted to reflect fully the effect of any stock split, stock dividend, reverse stock split, recapitalization, reclassification, or other like change with respect to ON common stock or Catalyst common stock prior to the effective time of the merger.

Procedures for Exchange of Certificates

ON will appoint an exchange agent reasonably satisfactory to Catalyst for the purpose of exchanging certificates representing shares of Catalyst’s common stock. Within two business days following the effective time of the merger, the exchange agent will mail transmittal materials to each holder of record of shares of Catalyst’s common stock, advising such holders of the procedure for surrendering their share certificates to the exchange agent.

Each holder of a share of Catalyst’s common stock that has been converted into a right to receive the applicable merger consideration (including cash for fractional shares) will receive the applicable merger consideration upon surrender to the exchange agent of such holder’s common stock certificate, together with a letter of transmittal covering such shares and such other documents as the exchange agent may reasonably require.

After the effective time of the merger, each certificate that previously represented shares of Catalyst’s common stock will represent only the right to receive the applicable merger consideration as described on page 51 above under “—Consideration to be Received in the Merger,” including cash for any fractional shares of ON’s common stock. In addition, Catalyst will not register any transfers of the shares of Catalyst’s common stock after the effective time of the merger.

Catalyst stockholders will not be paid any dividends declared by ON after the effective time of the merger, until such stockholders surrender their Catalyst stock certificates to the exchange agent.

Holders of Catalyst’s common stock should not send in their Catalyst stock certificates until they receive and complete and submit a signed letter of transmittal sent by the exchange agent with instructions for the surrender of Catalyst stock certificates.

Catalyst and ON are not liable to holders of shares of Catalyst’s common stock for any amount delivered to a public official under applicable abandoned property, escheat or similar laws.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by ON and Catalyst to each other. The representations and warranties are subject in some cases to specified exceptions and qualifications. The parties’ reciprocal representations and warranties relate to, among other things:

•	organization, capital structure, corporate power and authority, and execution and delivery of the merger agreement;

•	subsidiaries;

•	consents and approvals of third parties, and permissions and authorizations of governmental entities, required in connection with the merger agreement and the merger;

•	the approval of the merger agreement and the merger by the parties’ respective boards of directors;

•	documents filed with the SEC and the accuracy of information contained in those documents;

•	financial statements and internal controls;

•	legal proceedings;

•	the absence of any material adverse effect since a recent date; and

•	full disclosure.

In addition to the foregoing, the merger agreement contains representations and warranties made by Catalyst to ON regarding:

•	the vote of Catalyst stockholders required to approve the merger;

•	properties and assets;

•	receivables, customers and suppliers;

•	real property;

•	intellectual property;

•	the absence of undisclosed liabilities;

•	filing of tax returns, payment of taxes, and other tax matters;

•	employee benefit plans and the Employee Retirement Income Security Act of 1974;

•	compliance with applicable legal requirements;

•	environmental matters;

•	certain material contracts;

•	Catalyst’s performance of services and warranty claims;

•	insurance matters;

•	labor and employment matters;

•	interests of Catalyst’s officers and directors;

•	compliance with export controls laws;

•	Catalyst’s rights agreement;

•	the receipt of a fairness opinion from Catalyst’s financial advisor; and

•	brokers used in connection with the merger.

In addition, the merger agreement contains representations and warranties made by ON to Catalyst regarding:

•	the absence of a requirement for a stockholder vote with respect to the issuance of shares of common stock in connection with the merger; and

•	the absence of any prior activity by Merger Sub.

Conduct of Business Pending the Merger

Under the merger agreement, Catalyst and its subsidiaries are required to carry on their respective businesses in the ordinary course consistent with past practice, pay their debts and taxes when due, comply with all applicable laws and use commercially reasonable efforts, consistent with past practices, to maintain and preserve their business organization, assets and properties, keep available the services of their present officers and employees, and preserve substantially intact their material business relationships with customers, strategic partners, suppliers, distributors, and others having business dealings with them.

In addition, Catalyst and its subsidiaries may not, among other things and subject to certain exceptions, without ON’s consent:

•	declare or pay any dividends on or make other distributions in respect of its capital stock;

•	split, combine, or reclassify any of its capital stock;

•	purchase, redeem, or otherwise acquire any shares of its capital stock or other securities, or any rights, warrants, or options to acquire any such shares;

•

issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock or other voting securities, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants, or options to acquire, any such shares or voting securities, other than the issuance of common stock required to be issued upon the exercise or settlement of Catalyst options, restricted stock units, or other equity-based awards outstanding on the date of the merger agreement in accordance with the terms of the applicable award;

•	amend its charter or bylaws except as provided for in the merger agreement or for amendments that are necessary in order to comply with applicable law;

•

merge with or acquire any business or material assets other than as part of purchases of inventory, components, property, plant, or equipment in the ordinary course of business consistent with past practices;

•

sell, lease, license, pledge, or otherwise dispose of or encumber any of its properties or assets, other than as part of a sale of inventory in the ordinary course of business consistent with past practice;

•	adopt or implement any stockholder rights plan or alter or further amend Catalyst’s current rights agreement;

•

except for certain permitted confidentiality agreements, enter into any agreement with respect to any merger, consolidation, business combination, or disposition of all or substantially all of its assets;

•

incur any indebtedness for borrowed money, issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities, enter into any “keep well” or other similar agreement, make any loans, advances, capital contributions or investments, or, other than in the ordinary course of business consistent with past practice, enter into any hedging arrangements;

•	collectively make any capital expenditures in an amount in excess of $500,000 per month;

•	make any changes in accounting methods, principles, or practices, except as required by a change in generally accepted accounting principles or legal requirements;

•

pay, discharge, settle or satisfy any claims, liabilities or obligations except in the ordinary course of business consistent with past practice, in connection with the merger, as required by law or as called for under a contract that was binding as of the date of the merger agreement;

•	waive or release any material benefit under or fail to enforce any confidentiality, standstill, or similar agreements;

•

modify, amend or terminate any material contract or waive, release or assign any rights under any material contract, in each case, other than in the ordinary course of business consistent with past practice;

•	enter into any material contract or agreement;

•	license any material intellectual property to or from any third party, other than in the ordinary course of business consistent with past practice;

•

except as required by law or pursuant to existing benefits plans, (a) enter into, amend, or terminate any employee benefits plan; (b) increase the compensation or fringe benefits of any director, officer, employee, or consultant, (c) amend or accelerate the payment or vesting of any granted stock option, restricted stock unit, or other benefits, (d) pay any benefit not required by any employee benefit plan, (e) grant awards under any bonus or compensation plan, except for the grant to new hires of options to purchase Catalyst common stock (up to 50,000 shares to any one person and 150,000 shares in the aggregate), or (f) do anything, other than in the ordinary course of business, to fund any other employee benefit plan;

•	make or rescind any material tax election, settle or compromise any material tax liability, or amend any material tax return;

•	initiate, compromise or settle any material litigation or arbitration;

•	open or close any facility or office;

•	fail to maintain insurance at levels substantially comparable to levels existing as of the date of the merger agreement; or

•	fail to pay accounts payable and other obligations in the ordinary course of business consistent with past practice, except with respect any amounts disputed in good faith by the company.

Commercially Reasonable Efforts; Other Agreements

Commercially Reasonable Efforts. ON and Catalyst have each agreed to use commercially reasonable efforts to take all actions necessary, proper, or advisable under the merger agreement and applicable laws, rules, and regulations to complete the merger and the other transactions contemplated by the merger agreement as promptly as practicable. Notwithstanding the foregoing, neither ON nor Catalyst is required to agree to make proposals, execute or carry out agreements, or submit to orders providing for the sale or other disposition of any of their (or their respective affiliates) assets, except, in the case of Catalyst, as would not reasonably be expected to have a material adverse effect on Catalyst or its subsidiaries. Additionally, ON is not required to impose or seek to impose any material limitation on its ability or the ability of any of its affiliates to conduct their business, hold their assets or hold or exercise full ownership of the Catalyst shares.

Proxy Statement; Stockholders’ Meetings. ON and Catalyst have agreed to cooperate in preparing and filing this Proxy Statement (to be filed by Catalyst) and the registration statement of which it forms a part (to be filed by ON). Each has agreed to respond to any SEC comments relating to this Proxy Statement and to use its commercially reasonable efforts to have the registration statement of which it forms a part declared effective, and Catalyst has agreed to cause this Proxy Statement to be mailed to its stockholders as early as practicable after it is declared effective. Catalyst has also agreed to hold a stockholders’ meeting as promptly as possible after the registration statement is declared effective.

Listing on The Nasdaq Stock Market. ON has agreed that, if required by the rules of The Nasdaq Stock Market, it will file with The Nasdaq Stock Market a notification form to list the additional shares to be issued to Catalyst’s stockholders in connection with the merger.

Other Agreements. The merger agreement contains certain other agreements, including agreements relating to access to information and cooperation between ON and Catalyst during the pre-closing period, public announcements, and certain tax matters.

Conditions to Completion of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or waiver of various conditions, which include the following:

•	the approval of the merger by the holders of Catalyst’s capital stock entitled to vote;

•	the expiration or termination of the waiting period under U.S. antitrust laws and the receipt of any consents or approvals required under applicable foreign competition laws;

•	the receipt of such additional governmental authorizations, consents, orders, and approvals as may be required in connection with the merger, subject to certain exceptions;

•	the effectiveness of the registration statement of which this Proxy Statement is a part, and the registration statement not being subject to any stop order or threatened stop order;

•

the absence of any order, preliminary or permanent injunction, or other decree issued by any court of competent jurisdiction or other legal restraint making the merger illegal or otherwise preventing the consummation of the merger;

•

the receipt from each party’s counsel of a written opinion to the effect that, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

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that there is not any instituted or pending action or proceeding by any governmental entity seeking to restrain, prohibit, make illegal or otherwise interfere with the ownership or operation by ON or any of its subsidiaries of all or a material portion of Catalyst or to compel Catalyst or ON to dispose of or hold separate all or any portion of Catalyst’s business or assets or the business or assets of ON, except as would not reasonably be expected to have a material adverse effect on ON, Catalyst, or Catalyst’s subsidiaries;

•

that there is not any instituted or pending action or proceeding by any governmental entity seeking to impose limitations on the ability of ON or any of ON’s subsidiaries to exercise full ownership rights to Catalyst’s common stock, except as would not reasonably be expected to have a material adverse effect on ON, Catalyst, or Catalyst’s subsidiaries;

•

that there is not any instituted or pending action or proceeding by any governmental entity seeking to require divestiture by Catalyst or ON (or any of their respective subsidiaries) of any shares of Catalyst’s common stock, except as would not reasonably be expected to have a material adverse effect on ON, Catalyst, or Catalyst’s subsidiaries;

•

the other party’s representations and warranties being true and correct on the date of the merger agreement and on the date on which the merger is to be completed as if made as of that date or, if these representations and warranties expressly relate to an earlier date, then as of that specified date, in each case other than any failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be likely to have a material adverse effect on the other party;

•	the other party having performed its obligations under the merger agreement in all material respects;

•

with respect to ON’s obligation to complete the merger, the effectiveness of the employment agreement with Catalyst’s president and CEO, Gelu Voicu, entered into concurrently with the merger agreement; and

•	with respect to Catalyst’s obligation to complete the merger, that the shares of ON common stock to be issued in the merger have been authorized for listing on The Nasdaq Stock Market.

The merger agreement provides that certain of the conditions described above may be waived by ON or Catalyst. Neither ON nor Catalyst currently expects to waive any material condition to the completion of the merger. If either ON or Catalyst determines to waive any condition to the merger that would result in a material adverse change in the terms of the merger to Catalyst stockholders (including any change in the tax consequences of the transaction to Catalyst stockholders), proxies will be resolicited from the Catalyst stockholders.

The merger agreement provides that none of the following shall be deemed to constitute a “material adverse effect” or be taken into account in determining whether one has occurred (other than in the case of an event or development that would have a material adverse effect on a party’s ability to consummate the merger):

•	changes in economic conditions in any country in which the affected party operates or owns assets, except to the extent such changes have a materially disproportionate impact on the affected party;

•

changes to the conditions affecting the industries in which the affected party operates, except to the extent those changes or events have a materially disproportionate effect on the affected party and its subsidiaries as compared to other companies in the same industry;

•	changes attributable to the announcement or pendency of the merger;

•	changes in the market price or trading volume of the affected party’s stock;

•

changes in generally accepted accounting principles or legal requirements applicable to the affected party and its subsidiaries, except to the extent those changes have a materially disproportionate effect on the affected party and its subsidiaries as compared to other companies affected by such changes;

•	any failure of the affected party to meet internal projections or analysts’ expectations for any period ending after the date of the merger agreement; or

•

with respect to Catalyst, any legal proceeding made or brought by Catalyst’s stockholders (on such stockholders’ own behalf or on behalf of Catalyst) against Catalyst or any member of Catalyst’s board of directors arising out of or related to the merger or the merger agreement.

No Solicitation; Changes in Recommendations

In the merger agreement Catalyst has agreed that its board will recommend that Catalyst’s stockholders adopt and approve the merger agreement and that it will not directly or indirectly:

•

solicit, initiate, or knowingly or intentionally encourage or facilitate any inquiries, offers or proposals that constitute, or would reasonably be expected to lead to an “acquisition proposal” (as defined below), including, without limitation, amending or granting any waiver or release under any standstill or similar agreement with respect to any Catalyst common stock;

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any non-public information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise knowingly or intentionally cooperate in any way with, any acquisition proposal;

•	withdraw, qualify, or modify or publicly propose to withdraw, qualify or modify its recommendation to Catalyst’s stockholders in a manner adverse to ON;

•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any acquisition proposal; or

•

authorize, cause or permit Catalyst or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement constituting or relating to an acquisition proposal.

Notwithstanding the foregoing, at any time before the date that the vote required to be obtained from its stockholders in connection with the merger has been obtained, Catalyst and its board of directors may:

•

furnish non-public information with respect to Catalyst and its subsidiaries to and participate in discussions or negotiations with a third party in response to a bona fide written acquisition proposal by such person if Catalyst’s board of directors, after consultation with outside legal counsel and financial advisors, determines in good faith that such acquisition proposal is reasonably likely to lead to a “superior proposal” (as defined below), and, prior to providing any non-public information to such person, Catalyst enters into a confidentiality agreement with such person on terms no less restrictive on the third party than the confidentiality agreement between ON and Catalyst;

•

withdraw, qualify, modify, or publicly propose to withdraw, qualify, or modify its recommendation of the merger in a manner adverse to ON in response to (a) a bona fide written acquisition proposal that the Catalyst board of directors, after consultation with outside legal counsel and financial advisors, determines in good faith constitutes a superior proposal or (b) a material development or change in circumstances that was not known to or reasonably foreseeable by the Catalyst board of directors as of the date of the merger agreement, in each case if and only if the Catalyst board of directors, after consultation with its outside legal counsel, determines in good faith that failure to effect a recommendation change would be inconsistent with its fiduciary duties under applicable law; and provided that the Catalyst board of directors may not change its recommendation unless the board follows certain notice provisions and engages in good faith negotiations with ON to amend the merger agreement in such a way as to make the acquisition proposal no longer a superior proposal (in the case of clause (a)) or obviate the need for a change of recommendation (in the case of clause (b)).

The term “acquisition proposal” means any proposal or offer of a transaction consisting of:

•

a merger, consolidation, dissolution, tender offer, exchange offer, recapitalization, share exchange, business combination, or other similar transaction in which a person or group acquires in excess of 20% of any single class of voting securities of Catalyst;

•	the issuance by Catalyst of securities representing over 20% of its outstanding equity securities, other than through an underwritten or broadly distributed offering;

•

the acquisition, including through license or lease (excluding non-exclusive licenses in the ordinary course of business), of assets of Catalyst that constitute or account for over 20% of its consolidated net revenues, net income, or assets;

•	any tender offer or exchange offer in which any person or group acquires beneficial ownership of 20% or more of Catalyst’s common stock; or

•

any recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction in which any person or group acquires beneficial ownership of 20% or more of any single class of Catalyst’s voting securities.

The term “superior proposal” means any bona fide written acquisition proposal made by a third party, not otherwise prohibited by the merger agreement, that the Catalyst board of directors determines in its good faith judgment to be more favorable from a financial point of view to the stockholders of Catalyst than the transactions contemplated by the merger agreement, after consulting with its financial advisor and taking into account all of the terms and conditions of such proposal, the likelihood of consummation and all financial, regulatory, legal, and other factors. For purposes of this definition of “superior proposal,” the term “acquisition proposal” has the meaning given above, except that the references to “20%” in the definition of “acquisition proposal” shall be deemed to be references to “50%.”

The merger agreement also provides that Catalyst must notify ON of any acquisition proposal received by, or any information related to an acquisition proposal requested from, Catalyst or any request or inquiry with respect to an acquisition proposal. Catalyst may not provide any information to the person making any such acquisition proposal until it has notified ON and thereafter must keep ON reasonably informed in all material respects of the status and terms of any such acquisition proposal, the status and nature of all information requested and delivered, and the status and terms of any counterproposals or such discussions or negotiations and shall provide ON with copies of any correspondence or proposed transaction documents received from or on behalf of any third party relating to the terms of any such acquisition proposal.

Termination

Generally, the merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•	by mutual written consent of ON, Merger Sub, and Catalyst;

•	by either ON or Catalyst, if:

–	the merger is not consummated on or before January 16, 2009; except that such right is not available to any party whose failure to comply with the merger agreement has been the cause of, or resulted in, such failure and provided that such date (referred to herein as the “outside date”) may be extended to April 16, 2009 if any applicable antitrust or competition law approvals have not been received but all other conditions to the closing of the merger have been satisfied;

–	a governmental entity issues a nonappealable final order, decree or ruling or takes any other nonappealable final action, in each case permanently restraining, enjoining or otherwise prohibiting the merger;

–	the required Catalyst stockholder vote has not been obtained at Catalyst’s stockholders meeting or any adjournment or postponement thereof permitted under the merger agreement;

–	the other party breaches any of its agreements or representations in the merger agreement in such a way as would cause one or more of the conditions to closing not to be satisfied, and such breach is either incurable or is not cured prior to the earlier of 20 days following the breaching party’s receipt of written notice of such breach or the outside date;

•	by ON, if:

–	Catalyst’s board of directors changes its recommendation that its stockholders vote in favor of the merger proposal;

–	Catalyst’s board of directors makes an alternative acquisition proposal to its stockholders;

–	Catalyst enters into an acquisition agreement relating to an alternative transaction;

–	Catalyst fails to reconfirm its recommendation as required by the merger agreement; or

•

by Catalyst to accept a proposal from a third party to acquire Catalyst that Catalyst’s board of directors determines to be a superior proposal to the terms of ON’s proposed acquisition, if Catalyst’s board of directors changes or withdraws its recommendation of the merger in response to such superior proposal, pays the applicable termination fee (as described below), and immediately enters into a definitive agreement with respect to the superior proposal.

Termination Fees and Expenses

Catalyst is required to pay ON a $3.27 million termination fee, referred to herein as the “termination fee,” if the merger agreement has been terminated because:

•	Catalyst’s board of directors has changed its recommendation that its stockholders vote in favor of the merger proposal;

•	Catalyst’s board of directors makes an alternative acquisition proposal to its stockholders;

•	Catalyst has entered into an acquisition agreement relating to an alternative transaction;

•	Catalyst has failed to reconfirm its recommendation as required by the merger agreement;

•

Catalyst has changed or withdrawn its recommendation of the merger and accepted a proposal from a third party to acquire Catalyst that Catalyst’s board of directors determined to be a superior proposal to the terms of ON’s proposed acquisition; or

•

the required Catalyst stockholder vote has not been obtained at Catalyst’s stockholders meeting or any adjournment or postponement thereof permitted under the merger agreement if, prior to the failure to obtain such vote, there was a publicly announced acquisition proposal relating to Catalyst that was not absolutely and unconditionally withdrawn and abandoned more than ten business days prior to the stockholders meeting and, within twelve months after such termination, Catalyst consummates an acquisition transaction or enters into an acquisition agreement relating to an acquisition proposal (provided that, for purposes of the foregoing, the references to 20% in the definition of acquisition proposal on page 59 shall be changed to 50%).

Whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those costs or expenses.

Effect of Termination

If the merger agreement is terminated as described in “—Termination” above, the merger agreement will be void, and there will be no liability or obligation of any party except that:

•	each party will remain liable for any willful breach of the merger agreement or fraud; and

•

designated provisions of the merger agreement, including the provisions relating to confidential treatment of information and the allocation of fees and expenses (including, if applicable, the termination fees described below), will survive termination.

Employee Matters

The merger agreement provides that, for a period of one year following completion of the merger, Catalyst’s employees will receive benefits that are either the same as those being received by such employees immediately prior to the completion of the merger or that are no less favorable than those provided to similarly situated ON employees. To the extent permissible, ON will treat the service of Catalyst’s employees prior to the completion of the merger as service rendered to ON for purposes of vesting, eligibility and minimum waiting periods under ON’s benefit plans, but not for benefit accrual. ON will also use commercially reasonable efforts to provide that no new employee from Catalyst will be excluded under its benefit plans due to waiting periods or preexisting condition limitations.

In addition, Catalyst is required, prior to the completion of the merger, to grant its President and CEO, Gelu Voicu, (i) stock options to purchase 141,650 shares of Catalyst’s common stock vesting in equal annual installments over a four year period; and (ii) restricted stock units, vesting in equal annual installments over a three year period, entitling Mr. Voicu to receive 85,000 shares of Catalyst’s common stock upon settlement of such restricted stock units. Following the completion of the merger and taking into account the exchange ratio, such stock options will be converted into options to purchase 100,004 shares of ON’s common stock and such restricted stock units will be converted to the right to receive 60,010 shares of ON’s common stock upon settlement.

Indemnification and Insurance

The merger agreement provides that for six years after the effective time of the merger and to the fullest extent permitted by law, ON will cause the surviving corporation to honor all rights to indemnification existing as of the date of the merger agreement in favor of present and former Catalyst directors or officers for acts or omissions prior to the effective time of the merger. The merger agreement also provides that, for a period of six years following the effective time of the merger, ON will cause the surviving corporation to maintain officers’ and directors’ liability insurance policies covering the directors and officers covered by Catalyst’s directors’ and officers’ liability insurance policy on the date of the merger agreement on terms and conditions no less favorable than Catalyst’s existing directors’ and officers’ liability insurance. If ON cannot purchase these policies for 250% or less of the annual premium paid by Catalyst for its existing insurance, ON will purchase as much insurance coverage as can be obtained within the 250% cap.

Amendment; Extension and Waiver

Subject to applicable law:

•

the merger agreement may be amended by the parties in writing at any time prior to the effective time of the merger; provided however, that after approval by Catalyst’s stockholders of the transactions contemplated by the merger agreement, the merger agreement may not be amended in a manner that would require further approval by either party’s stockholders unless the parties obtain such approval; and

•

at any time before the completion of the merger, a party may extend the time for performance of any of the obligations or other acts of the other party to the merger agreement, waive any inaccuracies in the representations and warranties of the other party or waive compliance by the other party with any agreement or condition in the merger agreement.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

Catalyst’s Voting Undertakings

Catalyst’s directors and executive officers who, as of July 16, 2008, in the aggregate owned approximately 8.0% of the shares of Catalyst common stock outstanding and beneficially owned approximately 24.3% of the shares of Catalyst common stock, have executed voting undertakings, substantially in the form attached as Annex B to this Proxy Statement, the form of which is incorporated by reference into this Proxy Statement, agreeing to vote their shares of common stock in favor of the Merger Proposal.

All signatories of the voting agreement have agreed to vote in favor of the merger agreement and against any other proposal or offer to acquire Catalyst. The voting agreement applies to all shares of Catalyst common stock held by the signatories at the record date for the Catalyst stockholder meeting. The voting agreement restricts the transfer of shares by the signatories, except under certain limited conditions.

INFORMATION ABOUT THE COMPANIES

ON

ON is a global supplier of power, analog, digital signal processing, mixed-signal, advanced logic, data management semiconductors and standard semiconductor components. ON designs, manufactures and markets an extensive portfolio of semiconductor components that address the design needs of sophisticated electronic systems and products. ON’s power management semiconductor components control, convert, protect and monitor the supply of power to the different elements within a wide variety of electronic devices. ON’s custom application specific integrated circuits use analog, digital signal processing, mixed-signal and advanced logic capabilities to act as the brain behind many of its automotive, medical, military, aerospace, consumer and industrial customers’ unique products. ON’s data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. ON’s standard semiconductor components serve as “building block” components within virtually all electronic devices.

ON serves a broad base of end-user markets, including power supply, automotive, communications, computer, consumer, medical, industrial, mobile phone and military/aerospace. Applications for ON’s products in these markets include portable electronics, computers, game stations, servers, automotive, and industrial automation control systems, routers, switches, storage-area networks, and automated test equipment.

ON’s extensive portfolio of devices enables it to offer advanced integrated circuits and the “building block” components that deliver system level functionality and design solutions. ON’s product portfolio comprises approximately 37,400 products, and it shipped approximately 16.9 billion units in the first six months of 2008 as compared with 15.3 billion units in the first six months of 2007. ON specializes in micro packages, which offer increased performance characteristics while reducing the critical board space inside today’s ever shrinking electronic devices. ON believes that its ability to offer a broad range of products provides its customers with single source purchasing on a cost-effective and timely basis.

On March 17, 2008 ON completed the purchase of AMIS Holdings, Inc., a Delaware corporation (“AMIS”) whereby AMIS became ON’s wholly-owned subsidiary. At the effective time of ON’s merger with AMIS, each issued and outstanding share of common stock of AMIS was converted into 1.15 shares of ON’s common stock. The aggregate purchase price was approximately $939.7 million, which includes common stock, restricted stock units, options and warrants issued and estimated direct transaction costs. ON believes the combination with AMIS will enhance stockholder value by (1) accelerating ON’s transformation from a discrete supplier to a key supplier with scale, (2) strengthening ON’s end-market presence, facilitating ON’s entry into new markets and deepening customer relationships, (3) obtaining significant scale and cash flow generation, and (4) achieving cost savings by leveraging ON’s operational excellence and accelerating the ramp up of activity in ON’s Gresham, Oregon wafer fabrication facility.

ON is organized into five operating segments, which also represent five reporting segments: automotive and power regulation, computing products, digital and consumer products, standard products (which include products that are sold in many different end-markets), and custom and foundry product group. Each of ON’s major product lines has been assigned to a segment, as illustrated in the table below, based on ON’s operating strategy. Because many products are sold into different end-markets, the total revenue reported for a segment is not indicative of actual sales in the end-market associated with that segment, but rather is the sum of the revenues from the product lines assigned to that segment. ON’s custom and foundry products group includes parts manufactured for other semiconductor companies, principally in its Gresham, Oregon facility, as well as custom products from ON’s acquisition of AMIS. From time to time ON reassesses the alignment of its product families and device to its operating segments and may move product families or individual devices from one operating segment to another.

Automotive & Power Regulation	Computing Products	Digital & Consumer Products	Standard Products	Custom and Foundry Product Group
AC-DC Conversion	Low & Medium MOSFET	Analog Switches	Bipolar Power	Manufacturing Services

Analog Automotive	Power Switching	Low Voltage	Thyristor	Custom Products

DC-DC Conversion	Signal & Interface	App. Specific Int. Power	Small Signal

Rectifier			Zener

Auto Power			Protection

LDO & Vregs			High Frequency

Standard Logic

ON has approximately 580 direct customers worldwide, and it also services approximately 230 significant original equipment manufacturers indirectly through its distributor and electronic manufacturing service provider customers. ON’s direct and indirect customers include: (1) leading original equipment manufacturers in a broad variety of industries, such as Motorola, Delta, Hewlett-Packard, Hella, Schneider, GE, Samsung, Continental Automotive Systems, Siemens, Honeywell, Apple, Dell, Nokia, Intel, and Sony; (2) electronic manufacturing service providers, such as Flextronics and Jabil; and (3) global distributors, such as Arrow, Avnet, EBV Elektronik, Future, Solomon Enterprise and World Peace.

ON currently has major design operations in Arizona, Rhode Island, Idaho, California, Texas, Oregon, China, Slovakia, the Czech Republic, Korea, Belgium, Canada, Germany, Bulgaria, Ireland and France, and it currently operates manufacturing facilities in Arizona, Oregon, Idaho, Belgium, China, the Czech Republic, Japan, Malaysia, the Philippines, and Slovakia. In the first quarter of 2007, ON announced the planned closing of one of its Arizona manufacturing facilities for cost savings purposes. The wafer manufacturing that takes place at its Arizona facility will be transferred to ON’s off-shore, low-cost manufacturing facilities.

For the year ended December 31, 2007, ON had revenues of approximately $1.57 billion and net income of approximately $242.2 million. For the six months ended June 27, 2008, ON had revenues of approximately $984.6 million and net income of approximately $65.4 million.

ON’s headquarters are located at 5005 E. McDowell Road, Phoenix, Arizona 85008, and its telephone number is (602) 244-6600. For more information on ON, see “Where You Can Find More Information” on page 80.

Catalyst

Catalyst designs and markets analog, mixed-signal and non-volatile memory products, including Digitally Programmable Potentiometers (DPP™), white and color LED drivers, DC/DC converters, LDO regulators, voltage supervisors, bus expanders, serial and parallel EEPROMs, Flash, and NVRAM. Many of Catalyst’s products incorporate Catalyst’s Quantum Charge Programmable™ technology, to deliver Adaptive Analog™ products, which offer a new level of customer flexibility, lower power, and smaller die size. Catalyst products are used in telecommunications, computer, automotive, industrial, and consumer markets. Typical applications include LCD displays, automotive lighting, optical networks, printers, modems, wireless LANs, network cards, DIMM modules, cellular telephones, navigation systems, set-top boxes, and Internet routers. Catalyst has two decades of experience in the design, testing, and sale of reprogrammable, non-volatile memory products, including EEPROM and low-density flash memory.

The markets for Catalyst’s non-volatile memory products are characterized by high unit volumes sold at competitive prices. To reduce costs, Catalyst is developing successive generations of its memory products scaled to smaller process geometries, which is intended to result in reduced die sizes and lower cost per unit. Catalyst conducts the majority of its wafer testing operations in its Santa Clara, California headquarters and takes other steps to maintain and improve the quality of its products. These efforts enable Catalyst to sustain high yield on its products. Catalyst uses third-party contractors for a majority of its wafer manufacturing, packaging, shipping, and for approximately 50% of its final test activities, in order to control costs and to respond quickly to customer requests.

Catalyst’s EEPROM products support industry requirements and are available in a broad selection of densities and voltages. Its EEPROM product line incorporates a wide array of performance characteristics that electronic system manufacturers need, such as interfaces, memory densities, voltages and bus speeds. Catalyst also leverages its high-volume, low-cost EEPROM manufacturing flow across many of its analog/mixed-signal products. This enables Catalyst to be highly competitive, even in the price-sensitive commodity analog/mixed-signal markets. As of August 8, 2008, Catalyst had a portfolio of 27 patents, including both fabrication process and product-related IP. This IP portfolio includes a proprietary charge-pump architecture that Catalyst embedded in its line of Quad-Mode™ LEDs drivers to address the need for longer battery life in cell phones, digital cameras, and other handheld devices; a unique switching architecture incorporated in its new line of step-down, or buck, inductor-based LED drivers to provide a more power-efficient solution for high-power household, commercial and automotive lighting products; and Quantum Charge Programmable™ (QPC) technology incorporated in many of Catalyst’s supervisor products to address the need for power and cost savings in a wide range of electronic products. This QPC intellectual property allows Catalyst to replace complex voltage references with a simpler, smaller and lower-power analog cell derived from its EEPROM IP.

Through direct and indirect sales channels, Catalyst sells its products in a variety of end markets, including consumer, computing, communications, industrial, and automotive. Due to the diversity of its markets and applications, Catalyst is not dependent on any individual industry or end-user product.

For the fiscal year ended April 27, 2008, Catalyst had net revenues of approximately $75.9 million, gross profits of approximately $28.7 million, and net income of approximately $2.9 million.

Catalyst incorporated in California in October 1985 and reincorporated in Delaware in May 1993. Its principal executive offices are located at 2975 Stender Way, Santa Clara, CA 95054, its telephone number is (408) 542-1000 and its website is www.catsemi.com. For more information on Catalyst, see “Where You Can Find More Information” on page 80.

CATALYST SPECIAL MEETING

Catalyst’s board of directors is using this Proxy Statement to solicit proxies from the stockholders of Catalyst at the special meeting. This Proxy Statement is first being mailed to Catalyst stockholders on or about                     , 2008.

This Proxy Statement contains important information regarding the special meeting, the proposal on which you are being asked to vote, information you may find useful in determining how to vote, and voting procedures.

Date, Time and Place

The special meeting will be held on                     , 2008, at 10:00 a.m., local time, at Catalyst’s headquarters at 2975 Stender Way, Santa Clara, CA 95054. On or about                         , 2008, Catalyst commenced mailing this Proxy Statement and the enclosed form of proxy to its stockholders entitled to vote at the meeting.

Purpose of the Catalyst Special Meeting

Catalyst stockholders will be asked to vote on the following proposals:

•

to adopt and approve the Agreement and Plan of Merger and Reorganization, dated as of July 16, 2008 among ON, Catalyst, and Centaur Acquisition Corporation, a copy of which is attached as Annex A to this Proxy Statement, which we refer to as the “Merger Proposal;”

•

to approve any motion to adjourn or postpone the special meeting to another time or place if necessary to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal listed above; and

•	to conduct any other business that properly comes before the Catalyst special meeting and any adjournment or postponement thereof.

Catalyst Record Date; Stock Entitled to Vote

Catalyst’s board of directors has fixed the close of business on                     , 2008 as the record date for determining which Catalyst stockholders are entitled to notice of, and to vote at, the special meeting. On the record date, there were             shares of Catalyst common stock outstanding, held by approximately holders of record.

A complete list of stockholders entitled to vote at the Catalyst special meeting will be available for examination by any Catalyst stockholder at Catalyst headquarters, 2975 Stender Way, Santa Clara, California 95054 for purposes pertaining to the Catalyst special meeting, during normal business hours for a period of ten days before the Catalyst special meeting, and at the time and place of the Catalyst special meeting.

Quorum and Votes Required

A majority of the shares of Catalyst common stock outstanding on the record date must be represented, either in person or by proxy, to constitute a quorum at the special meeting. Proxies marked as abstentions and broker non-votes will be used in determining the number of shares present at the special meeting. At the special meeting, each share of Catalyst common stock is entitled to one vote on all matters properly submitted to Catalyst stockholders.

The affirmative vote of the holders of at least a majority of the outstanding shares of Catalyst common stock outstanding on the record date is required to approve the Merger Proposal.

Catalyst’s board of directors recommends that Catalyst stockholders vote FOR the Merger Proposal.

Voting by Catalyst Directors and Executive Officers

Certain directors and executive officers of Catalyst, together with Elex, N.V., beneficially owned and were entitled to vote, or shared the right to vote,             shares of Catalyst common stock, or approximately     % of the total outstanding shares of Catalyst common stock on the record date, and each of them has indicated his, her or its intention, and has agreed, to vote FOR the Merger Proposal. See “The Merger Agreement—Voting Undertakings” beginning on page 62.

Voting Procedures

Catalyst stockholders may vote by returning the enclosed proxy card by mail or in person at the special meeting. All shares of Catalyst common stock represented by properly executed proxy cards received before or at the special meeting will be voted in accordance with the instructions indicated on those proxy cards.

If no instructions are indicated on a properly executed proxy, the shares will be voted FOR the Merger Proposal. You are urged to sign and return the proxy card even if you plan to attend the special meeting. In this way, your shares will be voted even if you are unable to attend the special meeting.

If a properly executed proxy card is returned and the stockholder has abstained from voting on the Merger Proposal, the Catalyst common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum and entitled to vote on the Merger Proposal.

If you received more than one proxy card, your shares are held in more than one account. Please sign and return all proxy cards to be sure that all your shares are voted for you by the individuals named on the proxy card.

If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If an executed proxy card is returned by a broker or bank holding shares that indicates that the broker or bank does not have discretionary authority to vote on the Merger Proposal, the shares will be considered present at the special meeting for purposes of determining the presence of a quorum, but will not be considered to be entitled to vote on the Merger Proposal. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

Failure to vote and broker non-votes for the Merger Proposal will have the same effect as a vote against the Merger Proposal at the special meeting. Abstentions will also have the effect of a vote against the Merger Proposal.

Every Catalyst stockholder’s vote is important. Accordingly, each Catalyst stockholder should sign, date, and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not it plans to attend the Catalyst special meeting in person.

Revocability of Proxies and Changes to a Catalyst Stockholder’s Vote

You may change your vote or revoke your proxy at any time before the special meeting. In order to do this, you must: (1) sign and return another proxy at a later date, OR (2) give written permission to the Secretary of Catalyst at or before the special meeting at 2975 Stender Way, Santa Clara, CA 95054 OR (3) attend the special meeting and vote in person. Any one of these actions will revoke an earlier proxy from you. Merely attending the special meeting will not constitute revocation of your proxy. If your shares are held in street name by your broker, you will need to contact your broker to revoke your proxy.

However, if a Catalyst stockholder has shares held through a brokerage firm, bank, or other custodian, it may revoke its instructions only by informing the custodian in accordance with any procedures it has established.

Adjournment or Postponement

Catalyst may adjourn or postpone the special meeting as set forth in Catalyst’s certificate of incorporation or bylaws or as otherwise permitted by law.

Other Business

Catalyst is not aware of any business to be acted on at the special meeting except as described in this Proxy Statement. If any other matters are properly presented at the special meeting, or any adjournment or postponement of the special meeting, the persons appointed as proxies or their substitutes will have discretion to vote or act on the matter according to their best judgment and applicable law unless the proxy indicates otherwise.

Solicitation of Proxies

Proxies may be solicited by directors, officers, and employees of Catalyst by mail, by telephone, in person, or otherwise. They will receive no additional compensation for any solicitation efforts. In addition, Catalyst will request banks, brokers, and other custodians, nominees, and fiduciaries to forward proxy materials to the beneficial owners of Catalyst common stock and obtain voting instructions from the beneficial owners. Catalyst will reimburse those firms for their reasonable expenses in forwarding proxy materials and obtaining voting instructions.

Catalyst has engaged the firm of MacKenzie Partners to assist Catalyst in the distribution and solicitation of proxies from Catalyst stockholders and will pay MacKenzie Partners an estimated fee of $15,000 plus out-of-pocket expenses for its services.

Catalyst stockholders should not send in any stock certificates with their proxy card. If you are a Catalyst stockholder, a transmittal letter with instructions for the surrender of your Catalyst stock certificates will be mailed to you as soon as practicable after consummation of the merger.

Item 1.	The Merger Proposal

(Item 1 on proxy card)

As discussed elsewhere in this Proxy Statement, Catalyst is asking its stockholders to approve the Merger Proposal. Holders of Catalyst common stock should read carefully this Proxy Statement in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. In particular, holders of Catalyst common stock are directed to the merger agreement, a copy of which is Annex A to this Proxy Statement.

The Catalyst board of directors recommends a vote FOR the Merger Proposal (Item 1).

Item 2.	Possible Adjournment or Postponement of the Catalyst Special Meeting

(Item 2 on proxy card)

The Catalyst special meeting may be adjourned or postponed to another time or place to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Merger Proposal (Proposal 1 above).

The Catalyst board of directors recommends a vote FOR this item (Item 2).

DESCRIPTION OF ON CAPITAL STOCK

We have summarized below the material terms of ON’s capital stock that will be in effect if the merger is completed. The following description of the material terms of the capital stock of ON does not purport to be complete and is qualified in its entirety by reference to the certificate of incorporation and bylaws of ON, which documents are incorporated by reference as exhibits to the registration statement of which this Proxy Statement is a part and the applicable provisions of the Delaware General Corporation Law. All references within this section to common stock mean the common stock of ON unless otherwise noted.

Authorized Capital Stock of ON

The ON amended and restated certificate of incorporation provides that the total number of shares of capital stock that may be issued by ON is 750,100,000, and the designation, the number of authorized shares, and the par value of the shares of each class or series will be as follows:

Designation	Class	No. of Shares Authorized	Par Value
Common Stock	Common	750,000,000	$0.01
Preferred Stock	Preferred	100,000	$0.01

Description of ON Common Stock

Voting Rights

General

Except as otherwise provided by law or as set forth in the ON amended and restated certificate of incorporation or as otherwise provided by any outstanding series of preferred stock, the holders of ON common stock will have general voting power on all matters as a single class.

Votes Per Share

On each matter to be voted on by the holders of ON common stock, each outstanding share of ON common stock will be entitled to one vote per share.

Cumulative Voting

Holders of ON common stock are not entitled to cumulative voting of their shares in elections of directors.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of ON, the prior rights of ON’s creditors and the liquidation preference of any preferred stock then outstanding must first be satisfied. The holders of common stock will be entitled to share in the remaining assets of ON on a pro rata basis.

Dividends

Shares of ON common stock are entitled to participate equally in dividends when and as dividends may be declared by the ON board of directors out of funds legally available for the payment of dividends.

Preemptive Rights

No holder of shares of any class or series of capital stock of ON will have any preemptive right to subscribe for, purchase or otherwise acquire shares of any class or series of capital stock of ON.

Transfer Agent and Registrar

The transfer agent and registrar for ON common stock is Computershare Investor Services, LLC.

Anti-Takeover Provisions

The Delaware General Corporation Law, which we refer to as the DGCL, and the ON amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could discourage or make more difficult a change in control of ON, including an acquisition of ON by means of a tender offer, an acquisition of ON by means of a proxy contest and removal of ON’s incumbent officers and directors, without the support of the board of directors of ON. A summary of these provisions follows.

Election and Removal of Directors

The ON board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by ON’s stockholders. Directors may be removed only for “cause” by the affirmative vote of 66 2/3% of the voting power of ON’s capital stock entitled to vote in the election of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of ON because it generally makes it more difficult for stockholders to replace a majority of the directors.

Stockholder Meetings

Under the ON amended and restated bylaws, only the ON board of directors or the chairman of the ON board of directors may call special meetings of stockholders, and any business conducted at any special meeting will be limited to the purpose or purposes specified in the order calling for the special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

ON’s amended and restated bylaws contain provisions requiring stockholders to give advance written notice to ON of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The written notice must usually be given not less than 90 nor more than 120 days before the first Tuesday in June (or, if the board of directors has designated another date for an annual meeting, not less than 90 nor more than 120 days before such date, or, if such other date has not been publicly disclosed or announced at least 105 days in advance, then not less than 15 days after the initial public disclosure or announcement of the date), and must set forth a brief description of the proposal, the name and address of the stockholder, the class and number of shares owned by the stockholder and any material interest of the stockholder in such proposal.

Elimination of Stockholder Action by Written Consent

ON’s amended and restated certificate of incorporation requires stockholder action to be taken only at an annual or a special meeting of stockholders and does not permit stockholders to act by written consent.

Undesignated Preferred Stock

ON’s amended and restated certificate of incorporation authorizes the issuance of undesignated or “blank check” preferred stock. The authorization of blank check preferred stock makes it possible for the ON board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of ON. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of ON.

Amendment of Charter Provisions

The amendment of any of the above provisions (other than the provisions establishing the undesignated preferred stock) would require approval by holders of at least 66 2/3% of the outstanding common stock.

Description of ON Preferred Stock

Preferred stock may be issued from time to time in one or more series, each of which is to have the voting powers, designation, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof as are stated and expressed in the ON amended and restated certificate of incorporation, or in a resolution or resolutions providing for the issue of that series adopted by the board of directors.

The board of directors has the authority to create one or more series of preferred stock and, with respect to each series, to fix or alter as permitted by law, among other things:

•	the number of shares and the distinctive designation of the series;

•	the voting power, if any;

•	dividend rights;

•	redemption rights;

•	liquidation preferences;

•	conversion rights; and

•	any other relative rights, preferences and limitations.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF ON AND CATALYST

Catalyst and ON are Delaware corporations and are governed by the DGCL. Upon completion of the merger, Catalyst’s stockholders will become ON stockholders. The rights of the former Catalyst stockholders and the ON stockholders will therefore be governed by the DGCL, ON’s amended and restated certificate of incorporation, and ON’s amended and restated bylaws.

The following description summarizes the material differences that may affect the rights of the stockholders of ON and Catalyst, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the DGCL and the respective certificates of incorporation and bylaws of ON and Catalyst. For more information on how to obtain the documents that are not attached to this Proxy Statement, see “Where You Can Find More Information” beginning on page 80.

Capitalization

ON

The total number of shares of all classes of capital stock authorized under ON’s amended and restated certificate of incorporation is 750,100,000, which is divided into:

•	750,000,000 shares of common stock, par value $0.01 per share; and

•	100,000 shares of preferred stock, par value $0.01 per share.

Catalyst

The total number of shares of all classes of capital stock authorized under Catalyst’s amended and restated certificate of incorporation is 47,000,000 shares, which is divided into:

•	45,000,000 shares of common stock, par value $0.001 per share; and

•	2,000,000 shares of preferred stock, par value $0.001 per share.

Voting Rights

ON

Each holder of ON common stock is entitled to one vote per share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

Catalyst

Each holder of Catalyst common stock is entitled to one vote per share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

Stockholder Action By Written Consent

Delaware Corporation Law

The DGCL allows action to be taken by stockholders by written consent to be made by the holders of the minimum number of votes that would be needed to approve a matter at an annual or special meeting of stockholders, unless this right to act by written consent is denied in the certificate of incorporation.

ON

ON’s amended and restated certificate of incorporation does not permit ON’s stockholders to take actions by written consent.

Catalyst

Catalyst’s amended and restated certificate of incorporation does not permit Catalyst’s stockholders to take actions by written consent.

Dividends

Delaware Corporation Law

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

ON

ON’s amended and restated bylaws provide that the board of directors of ON may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of ON as and when the ON board of directors deems expedient. Further, ON’s amended and restated bylaws provide that the ON board of directors may set apart out of any funds available for dividends a sum or sums as the directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of ON. ON’s senior bank facilities restrict its ability to pay cash dividends to its common stockholders.

Catalyst

Catalyst’s amended and restated bylaws provide that the board of directors of Catalyst may, at any regular or special meeting, declare dividends upon the capital stock of Catalyst, pursuant to law. Further, Catalyst’s amended and restated bylaws provide that the Catalyst board of directors may set aside out of any funds available for dividends such sum or sums as the directors, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or any other purpose, and the directors may modify or abolish any such reserve in the manner in which it was created.

Number, Election, Vacancy and Removal of Directors

Delaware Corporation Law

Unless otherwise provided by the DGCL or the corporation’s certificate of incorporation, a majority of the directors in office can fill any vacancy or newly created directorship. Except where the board of directors is classified or the certificate of incorporation provides for cumulative voting, a director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors.

ON

ON’s board of directors currently consists of eight members. ON’s amended and restated certificate of incorporation provides that the number of directors may not be less than six nor more than 11, as determined from time to time by resolutions adopted by the affirmative vote of a majority of the directors then in office. Generally, directors are elected by the holders of a plurality of the voting power of stockholders present in person or represented by proxy and entitled to vote at the annual meeting of stockholders. Any vacancy on the board of directors that results from an increase in the number of directors may be filled by a majority of the directors then in office, provided that a quorum is present, and any other vacancy may be filled only by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director.

The board of directors of ON is divided into three classes, designated as Class I, Class II and Class III, with each class consisting, as nearly as possible, of one-third of the total number of directors, and each class up for re-election once every third year. Directors hold office until the annual meeting for the year in which his or her term expires and until his or her successor is elected and qualified. All holders of ON capital stock are entitled to vote in the election of directors with the number of votes specified above. ON stockholders are not entitled to cumulative voting rights in the election of directors. Directors may be removed only for cause and only by the affirmative vote of the holders of not less than 66 2/3% of the voting power of all of the outstanding shares of capital stock of ON.

Catalyst

Catalyst’s board of directors currently consists of five members. Catalyst’s bylaws provide that the number of directors shall be established from time to time by resolution of the board of directors or the stockholders. Generally, directors are elected by the holders of a plurality of the voting power of stockholders present in person or represented by proxy and entitled to vote at the annual meeting of stockholders. Any vacancy on the board of directors occurring for any reason may be filled by a majority of the directors then in office, although less than a quorum. A person so elected by the board of directors to fill a vacancy shall hold office until the next succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified.

Catalyst’s board of directors is divided into three classes, designated as Class I, Class II and Class III, with each class consisting, as nearly as possible, of one-third of the total number of directors, and each class up for re-election once every third year. Directors hold office until the annual meeting for the year in which his or her term expires and until his or her successor is elected and qualified. All holders of Catalyst’s capital stock are entitled to vote in the election of directors with the number of votes specified above. Catalyst’s stockholders are not entitled to cumulative voting rights in the election of directors. Directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of Catalyst’s capital stock entitled to vote.

Amendments to Certificate of Incorporation

Under the DGCL, an amendment to the certificate of incorporation requires that the board of directors approve the amendment, declare it advisable and submit it to stockholders for adoption. Such amendment must be adopted by a majority in voting power of all issued and outstanding shares and any greater vote required by the certificate of incorporation. Except in limited circumstances, any proposed amendment to the certificate of incorporation that would increase or decrease the authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock, or alter or change the powers, preferences or special rights of the shares of a class of stock (so as to affect them adversely) requires approval of the holders of a majority of the outstanding shares of the affected class, voting as a separate class, in addition to the approval of a majority of the shares entitled to vote on that proposed amendment. If any proposed amendment would alter or change the powers, preferences or special rights of any series of a class of stock so as to affect them adversely, but does not affect the entire class, then only the shares of the series affected by the proposed amendment is considered a separate class for purposes of the immediately preceding sentence.

ON

ON’s amended and restated certificate of incorporation requires the approval of not less than 66 2/3% of the voting power of all of the outstanding shares of capital stock of ON entitled to vote in the election of directors to amend or repeal the following articles:

•	Seventh (regarding amendments to bylaws);

•	Eighth (regarding amendments to the certificate of incorporation);

•	Ninth (regarding the size and classification of the board of directors);

•	Tenth (prohibiting stockholder actions by written consent);

•	Eleventh (regarding indemnification under Section 145 of the DGCL);

•	Twelfth (regarding the ability of the board of directors to issue shares of capital stock);

•	Thirteenth (regarding bylaw provisions that establish procedures for stockholder proposals); and

•	Fourteenth (opting out of Section 203 of the DGCL).

Catalyst

Catalyst’s restated certificate of incorporation requires the approval of at least 66 2/3% of the voting power of all of the outstanding shares of Catalyst’s capital stock entitled to vote is required to amend or repeal the following articles unless such amendment is approved by a majority of Catalyst’s directors not affiliated or associated with any person or entity holding 25% or more of the voting power of Catalyst’s outstanding capital stock:

•	XII (regarding the election of directors);

•	XIII (prohibiting stockholder action by written consent);

•	XIV (regarding such amendment requirements); and

•	XV (regarding Catalyst’s right to amend the certificate of incorporation).

Amendments to Bylaws

ON

ON’s board of directors may amend or repeal ON’s bylaws by a majority vote at any regular or special meeting of the board of directors or by written consent, subject to the power of ON’s stockholders to amend or repeal the bylaws. However, the affirmative vote of 66 2/3% of the voting power of all of the outstanding shares of capital stock of ON entitled to vote in the election of directors is required to amend or repeal, or adopt any provision inconsistent with, the following sections:

•	Article II, Section 1 (regarding annual stockholder meetings), Section 2 (regarding special stockholder meetings) and Section 5 (regarding notice of stockholder meetings);

•	Article III, Section 1 (regarding the size of the board of directors); and

•	Article VI (regarding amendments to the bylaws).

Catalyst

Catalyst’s amended and restated bylaws provide that their amendment requires the affirmative approval of a majority of Catalyst’s board of directors. Catalyst’s amended and restated bylaws may also be amended by action of Catalyst’s stockholders at any annual or special meeting.

Notice of Certain Stockholder Actions

ON

ON’s bylaws contain provisions requiring stockholders to give advance written notice to ON of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The written notice must usually be given not less than 90 nor more than 120 days before the first Tuesday in June (or, if the board of directors has designated another date for an annual meeting, not less than 90 nor more than 120 days before such date, or, if such other date has not been publicly disclosed or announced at least 105 days in advance, then not less than 15 days after the initial public disclosure or announcement of the date, and must set forth a brief description of the proposal, the name and address of the stockholder, the class and number of shares owned by the stockholder and any material interest of the stockholder in such proposal).

Catalyst

Catalyst’s bylaws also contain provisions requiring stockholders to give advance written notice to Catalyst of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The written notice must be given not less than 90 days prior to the meeting; provided, however, that in the event that less than 100 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or public disclosure thereof was made. The written notice must set the name and address of the stockholder, a representation that the stockholder owns Catalyst stock, a description of any arrangements between the stockholder and each nominee, such other information as would be included in a proxy and the consent of such nominee to serve as a director.

Special Stockholder Meetings

Delaware Corporation Law

Under the DGCL, a special meeting of a corporation’s stockholders may be called by the board or by any other person authorized by the corporation’s certificate of incorporation or bylaws. Generally, all stockholders of record entitled to vote must receive notice of stockholder meetings not less than 10 nor more than 60 days before the date of the stockholder meeting.

ON

Under ON’s amended and restated bylaws, a special meeting of stockholders may be called only by the chairman of the board or the board of directors, and any business conducted at any special meeting will be limited to the purpose or purposes specified in the order calling for the special meeting.

Catalyst

Under Catalyst’s amended and restated bylaws, a special meeting may be called at any time by the board of directors or Catalyst’s president and is required to be called by Catalyst’s president upon the written request of the holders of shares entitled to cast not less than ten percent of the votes at the meeting. No business may be transacted at any special meeting otherwise than as specified in the notice to stockholders of such meeting.

Limitation of Personal Liability of Directors and Indemnification

ON

Article Sixteenth of ON’s amended and restated certificate of incorporation provides that the personal liability of members of ON’s board of directors is eliminated to the fullest extent permitted by Section 102(b)(7)

of the DGCL, as the same may be amended or supplemented from time to time. Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends) or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Article Eleven of ON’s amended and restated certificate of incorporation provides that ON shall indemnify all persons whom it may indemnify as permitted by Section 145 of the DGCL.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in Section 145(a) or Section 145(b) of the DGCL or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, provided that indemnification provided for by Section 145 of the DGCL or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

Catalyst

Article IX of Catalyst’s restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be personally liable to Catalyst or its stockholders for monetary damages for the breach of his or her fiduciary duty as a director. Accordingly, under Section 102(b)(7) of the DGCL the monetary damages of Catalyst’s directors for the breach his or her fiduciary duty as a director are eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends) or (iv) for any transaction from which the director derived an improper personal benefit.

Article V of Catalyst’s bylaws gives Catalyst’s directors and officers the right to have Catalyst pay the expenses incurred in defending any proceeding against such director or officer in advance of its final disposition, provided that Catalyst’s board of directors determines that such director or officer has met the standards of conduct that make such indemnification permissible under the DGCL, with the burden of such determination being on the board of directors. Article V further provides that Catalyst may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary or agent of Catalyst against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not Catalyst would have the power to indemnify such person against such liability.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling ON or Catalyst pursuant to the foregoing provisions, ON and Catalyst have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Mergers, Consolidations and Other Transactions

Under the DGCL, the board of directors and the holders of a majority of the outstanding shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•	the merger agreement does not amend the constituent corporation’s articles or certificate of incorporation;

•	each share of stock of the constituent corporation outstanding immediately before the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger; and

•

either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

ON

Neither ON’s amended and restated certificate of incorporation nor its bylaws contains any super-majority voting requirements governing mergers, consolidations, sales of substantially all of the assets, liquidations, reclassifications or recapitalizations.

Catalyst

Neither Catalyst’s restated certificate of incorporation nor its amended and restated bylaws contains any super-majority or class voting requirements governing mergers, consolidations, sales of substantially all of the assets, liquidations, reclassifications or recapitalizations.

State Anti-Takeover Statutes

Section 203 of the DGCL may, under certain circumstances, make it more difficult for a person who would be an “interested stockholder” (defined generally as a person with 15% or more of a corporation’s outstanding voting stock) to effect a “business combination” (defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation) with the corporation for a three-year period. Under Section 203, a corporation may under certain circumstances avoid the restrictions imposed by Section 203. Moreover, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. While ON has opted out of Section 203 of the DGCL in its amended and restated certificate of incorporation, Catalyst has not.

Appraisal Rights

None of the holders of any ON or Catalyst capital stock have appraisal rights in the merger.

Stockholder Rights Plan

Catalyst is a party to a Rights Agreement dated as of December 21, 2006 between Catalyst and Computershare Trust Company, N.A., as rights agent. The Rights Agreement entitles each holder of Catalyst common stock to a “right” to purchase from Catalyst a unit consisting of one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.001 per share. The description and terms of the “rights” are set forth in the Rights Agreement. On July 16, 2008, Catalyst’s board of directors amended the Rights Agreement to provide that the merger and related transactions will not cause the “rights” to separate or otherwise become exercisable, and to provide that these “rights” and the Rights Agreement will terminate upon completion of the merger.

ON does not have a stockholder rights plan in place as of the date of this Proxy Statement.

LEGAL MATTERS

The validity of the ON common stock and certain U.S. federal income tax consequences relating to the merger will be passed upon for ON by DLA Piper US LLP, and certain U.S. federal income tax consequences relating to the merger will be passed upon for Catalyst by O’Melveny & Myers LLP.

EXPERTS

The ON Semiconductor Corporation consolidated financial statements, financial statement schedule, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Proxy Statement by reference to ON Semiconductor Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of AMIS Holdings, Inc. as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 that are incorporated into this Proxy Statement by reference to the Current Report on Form 8-K/A filed by ON Semiconductor Corporation on June 2, 2008, and the effectiveness of AMIS Holdings, Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The Catalyst Semiconductor, Inc. consolidated financial statements and financial statement schedule incorporated in this Proxy Statement by reference to Catalyst Semiconductor, Inc.’s Annual Report on Form 10-K for the year ended April 27, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

Catalyst will hold a 2008 annual meeting of Catalyst stockholders only if the merger is not completed. The deadline for receipt by Catalyst’s Secretary of stockholder proposals for inclusion in Catalyst’s proxy materials for the 2008 annual meeting (if it is held) was April 29, 2008. In connection with any matter to be proposed by a Catalyst stockholder at the 2008 annual meeting, but not proposed for inclusion in Catalyst’s proxy materials, the proxy holders designated by Catalyst for that meeting may exercise their discretionary voting authority with respect to that shareholder proposal if appropriate notice of that proposal is not received by Catalyst at its principal executive office by July 11, 2008.

WHERE YOU CAN FIND MORE INFORMATION

ON and Catalyst file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements, and other information regarding issuers, including ON and Catalyst, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this Proxy Statement.

ON has filed with the SEC a registration statement of which this Proxy Statement forms a part. The registration statement registers the shares of ON common stock to be issued to Catalyst stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about the common stock of ON and Catalyst, respectively. The rules and regulations of the SEC allow ON and Catalyst to omit certain information included in the registration statement from this Proxy Statement.

In addition, the SEC allows ON and Catalyst to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this Proxy Statement, except for any information that is superseded by information included directly in this Proxy Statement or incorporated by reference subsequent to the date of this Proxy Statement as described below.

This Proxy Statement incorporates by reference the documents listed below that ON and Catalyst have previously filed with the SEC (excluding any current reports on Form 8-K, or portions thereof, to the extent disclosure is furnished and not filed). They contain important information about the companies and their financial condition.

ON SEC Filings

•	Annual report on Form 10-K for the fiscal year ended December 31, 2007;

•	Quarterly reports on Form 10-Q for the quarters ended March 28, 2008, and June 27, 2008; and

•

Current reports on Form 8-K, or amendments thereto, filed on January 3, 2008, January 31, 2008 (regarding antitrust matters), February 12, 2008, February 20, 2008, March 12, 2008, March 17, 2008, May 19, 2008, June 2, 2008, July 17, 2008, August 14, 2008, and August 22, 2008.

Catalyst SEC Filings

•	Annual report on Form 10-K for the fiscal year ended April 27, 2008 and Amendment to Annual Report on Form 10-K for the fiscal year ended April 27, 2008, as filed on August 14, 2008; and

•	Current reports on Form 8-K filed on June 12, 2008 (regarding wafer agreement), June 26, 2008, and July 17, 2008.

In addition, ON and Catalyst incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement and before the date of the Catalyst special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this Proxy Statement, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s web site at the address described above, or from ON or Catalyst, as applicable, by requesting them in writing or by telephone from the appropriate company at the following addresses:

ON Semiconductor Corporation 5005 E. McDowell Road, M/D-C302 Phoenix, Arizona 85008 Attn: Office of Investor Relations (602) 244-3437	Catalyst Semiconductor, Inc. 2975 Stender Way Santa Clara, California 95054 Attn: Investor Relations (408) 542-1000

In addition, you may obtain copies of this information by making a request through ON’s or Catalyst’s investor relations departments by sending an email to investor@onsemi.com or investor@catsemi.com, respectively.

This information is available from ON or Catalyst, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this Proxy Statement forms a part. You can also find information about ON and Catalyst at their Internet websites at www.onsemi.com and www.catsemi.com, respectively. Information contained on these websites does not constitute part of this Proxy Statement.

You may also obtain documents incorporated by reference into this Proxy Statement by requesting them in writing or by telephone from MacKenzie Partners, Catalyst’s proxy solicitation agent, at the following address and telephone number:

MACKENZIE PARTNERS, INC.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Collect)

(800) 322-2885 (Toll-Free)

catalyst@mackenziepartners.com

If you are a stockholder of Catalyst and would like to request documents, please do so by                    , 2008 to receive them before the Catalyst special meeting. If you request any documents from ON or Catalyst, ON or Catalyst will mail them to you by first class mail, or another equally prompt means, within one business day after ON or Catalyst, as the case may be, receives your request.

This document is a prospectus of ON and is a proxy statement of Catalyst for the Catalyst special meeting. Neither ON nor Catalyst has authorized anyone to give any information or make any representation about the merger or ON or Catalyst that is different from, or in addition to, that contained in this Proxy Statement or in any of the materials that ON or Catalyst has incorporated by reference into this Proxy Statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

The representations and warranties described below and included in the merger agreement were made by ON and Catalyst to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by ON and Catalyst in connection with negotiating its terms. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between ON and Catalyst rather than establishing matters as facts. The merger agreement is described in this Proxy Statement and included as Annex A only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding ON, Catalyst or their respective businesses. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about ON or Catalyst, and you should read the information provided elsewhere in this Proxy Statement and in the documents incorporated by reference into this Proxy Statement for information regarding ON and Catalyst and their respective businesses.

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

ON SEMICONDUCTOR, INC.,

a Delaware corporation;

CENTAUR ACQUISITION CORPORATION,

a Delaware corporation; and

CATALYST SEMICONDUCTOR, INC.,

a Delaware corporation

Dated as of July 16, 2008

A-i

(continued)

A-ii

(continued)

EXHIBITS

EXHIBIT A	Certain Definitions

EXHIBIT B	Form of Voting Undertaking

EXHIBIT C	Form of Certificate of Incorporation of Surviving Corporation

EXHIBIT D	Forms of Tax Representation Letter

Schedule A	List of Signatories for Voting Undertakings

A-iii

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (“Agreement”) is made and entered into as of July 16, 2008, by and among: ON SEMICONDUCTOR, INC., a Delaware corporation (“Parent”); CENTAUR ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); and CATALYST SEMICONDUCTOR, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in EXHIBIT A and other capitalized terms used in this Agreement are defined in the Sections of this Agreement where they first appear.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company in accordance with this Agreement and the DGCL (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

B. The respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that Merger Sub and the Company consummate the Merger provided for herein.

C. For U.S. federal income tax purposes, the parties intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and intend for this Agreement to constitute a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

D. Concurrent with the execution of this Agreement and as a condition to and inducement of Parent’s willingness to enter into this Agreement, the directors and executive officers of the Company set forth on Schedule A are entering into voting undertakings in substantially the form attached as EXHIBIT B (the “Voting Undertakings”).

E. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and approved the Merger.

F. Concurrently with the execution of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, the chief executive officer of the Company is entering into employment and noncompete agreements with Parent (the “Employment Agreements”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1: DESCRIPTION OF TRANSACTION.

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. Following the Effective Time, the Company shall continue as the surviving corporation (the “Surviving Corporation”).

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of DLA Piper US LLP, 2415 East Camelback Road, Suite 700, Phoenix, Arizona 85016, at 10:00 a.m. on a date to be designated by Parent (the “Closing Date”), which shall be no later than the fifth business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and, simultaneously with or as soon as practicable following the Closing, filed with the Secretary of State of the State of Delaware (the “Secretary of State”). The Merger shall become effective upon the later of: (a) the date and time of the filing of the Certificate of Merger with the Secretary of State, or (b) such later date and time as may be specified in the Certificate of Merger with the consent of Parent. The date and time the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

1.4(a) the Certificate of Incorporation of the Company shall be amended to read in its entirety substantially in the form attached as Exhibit C;

1.4(b) the Bylaws of the Company shall be amended and restated to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

1.4(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

1.5 Conversion of Shares.

1.5(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i) any shares of Company Common Stock then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock then held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above and subject to Sections 1.5(b) and 1.5(c), each share of Company Common Stock then outstanding shall be converted into the right to receive 0.706 of a share of Parent Common Stock; and

(iv) each share of the common stock, $0.001 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

The fraction of a share of Parent Common Stock specified in Section 1.5(a)(iii) (as such fraction may be adjusted in accordance with Section 1.5(b)) is referred to as the “Exchange Ratio.”

1.5(b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be appropriately adjusted.

1.5(c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on The NASDAQ Stock Market on the date the Merger becomes effective.

1.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company other than the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by Section 1.5; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock (a “Company Stock Certificate”) is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

1.7 Exchange of Certificates.

1.7(a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably satisfactory to the Company to act as exchange agent in the Merger (the “Exchange Agent”). Promptly after the Effective Time, but in no event later than two (2) business days thereafter, Parent shall deposit with the Exchange Agent (i) certificates representing the shares of Parent Common Stock issuable pursuant to this Section 1, and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

1.7(b) As soon as reasonably practicable after the Effective Time, but in no event later than two (2) business days thereafter, the Exchange Agent will mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent, in consultation with the Company, may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate or evidence of shares in book entry form representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5 (and cash in lieu of any fractional share of Parent Common Stock), and (2) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by this Section 1. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

1.7(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property laws, escheat laws or similar laws, to receive all such dividends and distributions, without interest).

1.7(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

1.7(e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and paid over to the proper Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.7(f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.8 Treatment of Options and Other Stock-Based Awards.

1.8(a) At the Effective Time, each option granted (or previously assumed) by the Company to purchase shares of Company Common Stock (each a “Company Option”), which is outstanding and unexercised immediately prior to the Effective Time (each an “Outstanding Company Option”) shall cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Parent and converted automatically, into an option to purchase shares of Parent Common Stock (a “Converted Option”) in an amount and at an exercise price determined as provided below (and each Converted Option otherwise shall remain subject to the terms of the Company’s Amended and Restated 2003 Stock Incentive Plan, 2003 Director Stock Option Plan or 1998 Special Equity Incentive Plan, or other governing share-based plan document, including plan documents governing options that have previously been assumed by the Company as a result of corporate acquisition transactions by the Company, as applicable (collectively, and in each case as the same may be amended from time to time, the “Company Stock Plans”) and the applicable agreement, notice or letter evidencing the grant of the Company Option thereunder).

(i) the number of shares of Parent Common Stock to be subject to the Converted Option shall be equal to the product of (x) the number of shares of Company Common Stock subject to the Outstanding Company Option and (y) the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

(ii) the exercise price per share of Parent Common Stock under the Converted Option shall be equal to the exercise price per share of Company Common Stock under the Outstanding Company Option divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

In the case of any Outstanding Company Option which is, immediately prior to the Effective Time, an “incentive stock option” (as defined in Section 422 of the Code), the exercise price, the number of shares purchasable pursuant to the corresponding Converted Option and the terms and conditions of exercise of such Converted Option shall be determined in order to comply with Section 424(a) of the Code and to avoid a “modification” of any such option under Section 424(h) of the Code. In all events, Outstanding Company Options shall be converted into Converted Options in such a manner as to be compliant with Section 409A of the Code (or an available exemption therefrom) and any guidance issued thereupon by the U.S. Department of Treasury. Except as otherwise provided in this section, the duration and other terms of each Converted Option (including vesting provisions) shall be the same as those of the applicable Outstanding Company Option, except that all references to the Company shall be deemed to be references to Parent. Prior to the Effective Time, the Company and Parent shall take all action necessary to be taken in order to effect the foregoing provisions of this section.

1.8(b) At the Effective Time, each restricted stock unit award granted (or previously assumed) by the Company representing a right to receive upon a future date or dates shares of Company Common Stock (each a “Company RSU Award”) which is outstanding and which has not been settled by the issuance of shares of Company Common Stock immediately prior to the Effective Time (each an “Outstanding Company RSU Award”) shall cease to represent a right to receive upon settlement thereof shares of Company Common Stock and shall be assumed by Parent and converted automatically into a right to receive upon settlement thereof shares of Parent Common Stock (a “Converted RSU Award”) in an amount determined as provided below (and each Converted RSU Award otherwise shall remain subject to the terms of the applicable Company Stock Plan, and the applicable agreement, notice or letter evidencing the grant of the Company RSU Award thereunder. The number of shares of Parent Common Stock to be subject to the Converted RSU Award shall be equal to the product of (x) the number of shares of Company Common Stock subject to the Outstanding Company RSU Award and (y) the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest whole share. Prior to the Effective Time, the Company shall take all action necessary to be taken by the Company in order to effect the foregoing provisions of this Section.

1.8(c) Except as provided herein or as otherwise agreed to by the parties, the Company shall ensure that following the Effective Time no holder of a Company Option or a Company RSU Award nor any holder of any other equity-based right shall have any right to acquire equity securities of the Company or the Surviving Corporation.

1.8(d) As soon as reasonably practicable after the Effective Time, Parent shall deliver to each holder of a Converted Option or a Company RSU Award an appropriate notice evidencing the foregoing assumption of the option by Parent. Parent shall comply with the terms of the Company Stock Plans, as applicable, and the agreements, notices or letters, subject to the adjustments pursuant to this Section. Each holder of a Converted Option or a Company RSU Award shall be credited with such holder’s service with Company or its Subsidiaries for purposes of determining such holder’s vesting under such Converted Option or Company RSU Award.

1.8(e) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon the exercise of the Converted Options and settlement of the Converted RSU Awards, including the authorization for listing of such shares on The NASDAQ Stock Market. As soon as practicable after the Effective Time (but in any event, no later than ten (10) business days thereafter), Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to the Converted Options and Converted RSU Awards and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements for so long as the Converted Options and Converted RSU Awards remain outstanding.

1.8(f) Employees of Company and its Subsidiaries as of the Effective Time shall be permitted to participate in Parent’s employee stock purchase plan commencing on the first enrollment date of such plan following the Effective Time, subject to the eligibility provisions of such plan (with employees receiving credit, for purposes of such eligibility provisions, for service with Company or Parent or any of their respective Subsidiaries).

1.8(g) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase or grant agreement or other agreement with the Company or under which the Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase or grant agreement or other agreement.

1.8(h) The Company Stock Plans previously approved by the Company’s stockholders will not terminate by virtue of the Merger if Parent elects to assume the available share reserves under such plans (following adjustment by the Exchange Ratio) for use under Parent’s equity plans to grant awards following the Merger to former Company employees or others who were not Parent employees prior to the Merger.

1.9 Treatment of Warrants.

1.9(a) At the Effective Time, subject to any necessary Consent of holders of warrants, each warrant issued by the Company to purchase shares of Company Common Stock (each a “Company Warrant”), which is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Parent and converted automatically into a warrant to purchase shares of Parent Common Stock (a “Converted Warrant”) in an amount and at an exercise price determined as provided below (and each Converted Warrant otherwise shall remain subject to the terms of the applicable warrant agreement, notice or letter evidencing the issuance of the Company Warrant pursuant thereto).

(i) The number of shares of Parent Common Stock to be subject to a Converted Warrant shall be equal to the product of (x) the number of shares of Company Common Stock subject to the outstanding Company Warrant and (y) the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

(ii) the exercise price per share of Parent Common Stock under a Converted Warrant shall be equal to the exercise price per share of Company Common Stock under the outstanding Company Warrant divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

1.9(b) As soon as reasonably practicable after the Effective Time, Parent shall deliver to each holder of a Converted Warrant an appropriate notice evidencing the foregoing assumption of the Company Warrant by Parent.

1.9(c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon the exercise of the Converted Warrants, including the authorization for listing of such shares on the applicable national securities exchange.

1.10 Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.11 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2: REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:

2.1 Organization and Good Standing.

2.1(a) The Acquired Corporations are corporations or other Entities duly organized, validly existing, and in good standing (where such concept is applicable) under the laws of their respective jurisdictions of incorporation or organization, with full corporate power or other entity authority to conduct their respective businesses as now being conducted, to own or use the respective properties and assets that they purport to own or use, and to perform all their respective obligations under Acquired Corporation Contracts. Each of the Acquired Corporations is duly qualified to do business as a foreign corporation or other entity and is in good standing (where such concept is applicable) under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Acquired Corporations.

2.1(b) Part 2.1(b) of the Company Disclosure Schedule lists, as of the date hereof, all Acquired Corporations and indicates as to each the type of entity, its jurisdiction of organization and, except in the case of the Company, its stockholders or other equity holders. The Company has made available to Parent copies of, the certificate or articles of incorporation, by-laws and other organizational documents (collectively, the “Organizational Documents”) of each of the Acquired Corporations, as currently in effect. For the purposes of this Agreement, the phrase “made available” when used in connection with the Company shall constitute the production by the Company of such document(s) in an electronic dataroom for purposes of review by Parent and its legal counsel and advisors in connection with the negotiation of this Agreement.

2.1(c) The Company has made available to Parent copies of, the charters of each committee of the Company’s board of directors and any code of conduct or similar policy adopted by the Company.

2.2 Authority; No Conflict.

2.2(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby (collectively, and including where applicable the transactions contemplated by the Voting Undertakings, the “Contemplated Transactions”). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Contemplated Transactions (other than, with respect to the Merger, the Required Stockholder Vote and the filing of appropriate merger documents as required by the DGCL). The Board of Directors of the Company (the “Company Board”), with one director being recused, has unanimously approved this Agreement, declared it to be advisable and resolved to recommend to the stockholders of the Company that they vote in favor of the adoption of this Agreement in accordance with the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due execution and delivery of the Agreement by Parent and Merger Sub, constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

2.2(b) Neither the execution and delivery of this Agreement nor the consummation of any of the Contemplated Transactions do or will, directly or indirectly (with or without notice or lapse of time or both), (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of any of the Acquired Corporations; (ii) contravene, conflict with, or result in a violation of any Legal Requirements or any order to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is or may be subject; or (iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Acquired Corporations.

2.2(c) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation of the Contemplated Transactions by the Company will not, require any Consent of, or filing with or notification to, any Governmental Body, except (i) for (A) applicable requirements, if any, of the Exchange Act, the Securities Act, The NASDAQ Stock Market and state securities or “blue sky” laws (“Blue Sky Laws”), (B) the pre-merger notification requirements of the HSR Act, (C) the filing of the Certificate of Merger as required by the DGCL and (D) any applicable non-United States competition, antitrust and investment laws, and (ii) such other Consents, filings or notifications where failure to obtain such Consents, or to make such filings or notifications, would not prevent the consummation of the Merger, and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Acquired Corporations.

2.3 Capitalization. The authorized capital stock of the Company consists of 45,000,000 shares of Company Common Stock and 2,000,000 shares of Company Preferred Stock. As of the date hereof, (a) 15,352,591 shares of Company Common Stock are issued and outstanding, all of which have been duly authorized and validly issued, and are fully paid and nonassessable, (b) 6,149,908 shares of Company Common Stock are reserved for issuance upon the exercise of outstanding Company Options or exercise, settlement or conversion of any Company RSU Awards or any other equity-based awards outstanding under the Company Stock Plans, (c) 8,322,878 shares of Company Common Stock are held in the treasury of the Company, (d) 847,000 shares of Company Common Stock are reserved for issuance and available for the future grant of equity-based awards under the Company Stock Plans, (e) 75,000 shares of Company Common Stock are reserved for issuance upon exercise of outstanding Company Warrants, and (f) 400,000 shares of Company Preferred Stock are reserved for issuance upon exercise of the rights issued or issuable (the “Company Rights”) pursuant to the Rights Agreement dated December 21, 2006 between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Company Rights Agreement”). No shares of Company Preferred Stock are outstanding. There are not any bonds, debentures, notes or other indebtedness or, except as described in the immediately preceding sentence, securities of the Company, in each case having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in the second sentence of this Section 2.3, as of the date hereof, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding and no shares of capital stock or other voting securities of the Company will be issued or become outstanding after the date hereof other than upon exercise of the Company Options or exercise, settlement or conversion of any Company RSU Awards or any other equity-based awards under the Company Stock Plans outstanding as of the date hereof. Except as set forth in this Section 2.3, as of the date hereof, there are no Options relating to the issued or unissued capital stock of any of the Acquired Corporations, or obligating any of the Acquired Corporations to issue, grant or sell any shares of capital stock of, or other equity interests in, or securities convertible into, or exercisable or exchangeable for, equity interests in, the Company or any of its Subsidiaries. Since April 27, 2008 through the date of this Agreement, the Company has not issued any shares of its capital stock or Options in respect thereof, except for the issuance of (i) Company RSU Awards and Company Options in the ordinary course of business, and (ii) Company Common Stock issued upon the valid exercise of Company Options or exercise, settlement or conversion of Company RSU Awards or any other equity-based awards referred to above. All shares of Company Common Stock subject to issuance as described above will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. None of the Acquired Corporations has any Contract or other obligation to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any of the Company’s Subsidiaries, or make any investment (in the form of a loan, capital contribution or otherwise) in any of the Company’s Subsidiaries or any other Person. Each outstanding share of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned by the Company free and clear of all Encumbrances other than Permitted Encumbrances. None of the outstanding equity securities or other securities of any of the Acquired Corporations was issued in violation of the Securities Act or any other Legal Requirement. None of the Acquired Corporations owns, or has any Contract or other obligation to acquire, any equity securities or other securities of any Person (other than Subsidiaries of the Company) or any direct or indirect equity or ownership interest in any other business. None of the Acquired Corporations is or has ever been a general partner of any general or limited partnership. Each Company Option or other right to acquire Company Common Stock or other equity of the Company has at all times been properly accounted for in accordance with GAAP in the Company’s audited financial statements.

2.4 SEC Reports.

2.4(a) The Company has filed on a timely basis all forms, reports and documents required to be filed by it with the SEC since May 3, 2004. Except to the extent available in full without redaction on the SEC’s web site through the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), the Company has made available to Parent copies in the form filed with the SEC (including the full text of any document filed subject to a request for confidential treatment) of all of the following that have been filed with the SEC prior to the date hereof: (i) the Company’s Annual Reports on Form 10-K for each fiscal year of the Company beginning on or after May 3, 2004, (ii) the Company’s Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of the Company referred to in clause (i), (iii) all proxy statements relating to the Company’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since May 3, 2004, (iv) the Company’s Current Reports on Form 8-K filed since the beginning of the first fiscal year referred to in clause (i), (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to Parent pursuant to this Section 2.4) filed by the Company with the SEC since May 3, 2004 (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above, whether or not available through EDGAR, are, collectively, the “Company SEC Reports”, (vi) all certifications and statements required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley

Act of 2002 (“SOX”), and the rules and regulations of the SEC promulgated thereunder, with respect to any report referred to in clause (i) or (ii) (collectively, the “Company Certifications”), and (vii) all comment letters received by the Company from the staff of the SEC since May 3, 2004 and all responses to such comment letters by or on behalf of the Company. No Subsidiary of the Company is, or since May 3, 2004 has been, required to file any form, report, registration statement or other document with the SEC. As used in this Section 2.4, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, transmitted or otherwise made available to the SEC.

2.4(b) Each of the Company SEC Reports (i) as of the date of the filing of such report, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and, to the extent then applicable, SOX, including in each case, the rules and regulations thereunder, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

2.4(c) The Company Certifications complied with Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder and the statements contained in the Company Certifications were true and correct as of the date of the filing thereof.

2.4(d) The Acquired Corporations have implemented and maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), and such controls and procedures are effective to ensure that (i) all material information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) all such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

2.4(e) The Company is, and since May 3, 2004 has been, in compliance in all material respects with (i) the applicable listing and corporate governance rules and regulations of The NASDAQ Stock Market, and (ii) the applicable provisions of SOX. The Company has made available to Parent true, correct and complete copies of (i) all correspondence between the Acquired Corporations and the SEC since May 3, 2004, and (ii) all correspondence between the Acquired Corporations and The NASDAQ Stock Market since May 3, 2004.

2.4(f) The Acquired Corporations have implemented and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including, without limitation, that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since April 27, 2008, (a) there have not been any changes in the Acquired Corporations’ internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Acquired Corporations’ internal control over financial reporting; and (b) all “significant deficiencies” and “material weaknesses” (as such terms are defined by the Public Accounting Oversight Board) have been disclosed to the Company’s outside auditors and the audit committee of the Company Board.

2.5 Financial Statements. Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Company SEC Reports complied with the rules and regulations of the SEC (including Regulation S-X) as of the date of the filing of such reports, was prepared in accordance with GAAP, and fairly presents in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flow of the Acquired Corporations as at the respective dates of and for the periods referred to in such financial statements, subject, in the case of interim financial statements, to (i) the omission of notes to the extent permitted by Regulation S-X (that, in the case of interim financial statements included in the Company SEC Reports since the Company’s most recent Annual Report on Form 10-K, would not differ materially from the notes to the financial statements included in such Annual Report) (the consolidated balance sheet included in such Annual Report, the “Company Balance Sheet”), and (ii) normal, recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse to the Acquired Corporations, taken as a whole). The financial statements referred to in this Section 2.5 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. No financial statements of any Person other than the Subsidiaries of the Company are, or, since May 3, 2004 have been, required by GAAP to be included in the consolidated financial statements of the Company.

2.6 Property; Sufficiency of Assets. The Acquired Corporations (i) have good and valid title to, or an enforceable capital leasehold interest in, all property material to the business of the Acquired Corporations and reflected in the latest audited financial statements included in the Company SEC Reports as being owned by the Acquired Corporations or acquired after the date thereof (except for property sold or otherwise disposed of in the Ordinary Course of Business since the date thereof and except for dispositions of worn and obsolete property), free and clear of all Encumbrances except (A) Permitted Encumbrances and (B) such imperfections or irregularities of title or Encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, in either case in such a manner as to have a Material Adverse Effect on the Acquired Corporations, and (ii) are collectively the lessee of all property material to the business of the Acquired Corporations and reflected as leased in the latest audited financial statements included in the Company SEC Reports (or on the books and records of the Company as of the date thereof) or acquired after the date thereof (except for leases that have expired by their terms) and are in possession of the properties purported to be leased thereunder, and each such lease is valid and in full force and effect without default thereunder by the lessee or, to the Knowledge of the Company, the lessor, other than defaults that would not have a Material Adverse Effect on the Acquired Corporations. For the avoidance of doubt, the representations and warranties set forth in this Section 2.6 do not apply to Proprietary Rights, which matters are specifically addressed in Section 2.9.

2.7 Receivables; Customers; Suppliers.

2.7(a) All existing accounts receivable of the Acquired Corporations represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the ordinary course of business.

2.7(b) Part 2.7(b) of the Company Disclosure Schedule lists the top ten distributors (the “Top Distributors” and the top ten resellers (the “Top Resellers”) of the Acquired Corporations during the twelve months ended July 31/June 30, 2008 (the “Measuring Period”) based on consolidated gross revenues of the Acquired Corporations during each such period.

2.7(c) Part 2.7(c) of the Company Disclosure Schedule lists the top ten original equipment manufacturers (the “Top OEMs”) of the Acquired Corporations during the Measuring Period based on consolidated payments of the Acquired Corporations during each such period.

2.7(d) Part 2.7(d) of the Company Disclosure Schedule lists the top ten suppliers, including without limitation foundries (the “Top Suppliers”), of the Acquired Corporations during the Measuring Period based on consolidated payments of the Acquired Corporations during each such period.

2.7(e) No Top Distributor, Top Reseller, Top OEM or Top Supplier has threatened or notified in writing any Acquired Corporation that (i) any such distributor, reseller, original equipment manufacturer or supplier will discontinue the purchase or manufacture, as the case may be, of any Acquired Corporation Products, or (ii) the consummation of the Merger will materially adversely affect the relationship of the Acquired Corporations with such distributor, reseller, original equipment manufacturer or supplier.

2.8 Real Property. Other than its facilities in Santa Clara, California and Bucharest, Romania, none of the Acquired Corporations own any material real property or any material interest in real property. Part 2.8 of the Company Disclosure Schedule contains an accurate and complete list of all the Acquired Corporations’ material real property leases.

2.9 Proprietary Rights.

2.9(a) Part 2.9(a) of the Company Disclosure Schedule lists the following with respect to Proprietary Rights of each Acquired Corporation:

(i) Part 2.9(a)(i) lists all of the Patents owned by any of the Acquired Corporations, setting forth in each case the jurisdictions in which Issued Patents have been issued and Patent Applications have been filed.

(ii) Part 2.9(a)(ii) lists all of the Registered Trademarks owned by any of the Acquired Corporations, setting forth in each case the jurisdictions in which Registered Trademarks have been registered and trademark applications for registration have been filed.

(iii) Part 2.9(a)(iii) lists all of the Registered Copyrights owned by any of the Acquired Corporations, setting forth in each case the jurisdictions in which Copyrights have been registered and applications for copyright registration have been filed.

2.9(b) Except as set forth in Part 2.9(b) of the Company Disclosure Schedule, the Acquired Corporations are the sole and exclusive owners of and have good and valid title to all of the Acquired Corporation Proprietary Rights identified in Parts 2.9(a)(i)(A), 2.9(a)(ii)(A) and 2.9(a)(iii)(A) of the Company Disclosure Schedule and all Trade Secrets owned by any Acquired Corporation, free and clear of all Encumbrances, except for (i) any lien for current taxes not yet due and payable, and (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Acquired Corporations. The Acquired Corporations have an adequate and in force right to use, license and otherwise exploit all Proprietary Rights as used or proposed, as of the date hereof, to be used by any Acquired Corporation, other than those solely owned by the Acquired Corporations (including without limitation interest acquired through a license or other right to use) (the “Licensed Proprietary Rights”). The Acquired Corporation Proprietary Rights identified in Part 2.9(a), together with the Trade Secrets owned by any Acquired Corporation and other material unregistered Copyrights and Trademarks owned by any Acquired Corporation and the Licensed Proprietary Rights, constitutes (A) all Proprietary Rights used or proposed, as of the date hereof, to be used in the business of any of the Acquired Corporations as conducted prior to the date of this Agreement or as proposed, as of the date hereof, to be conducted by Acquired Corporations, and (B) all Proprietary Rights necessary to make, use, offer for sale, sell or import the Acquired Corporation Product(s).

2.9(c) Part 2.9(c) lists all Contracts relating to any Acquired Corporation, as follows:

(i) Part 2.9(c)(i) lists (A) any Contract granting any right to make, have made, manufacture, use, sell, offer to sell, import, export, or otherwise distribute an Acquired Corporation Product, with or without the right to sublicense the same, on an exclusive basis; (B) any license of Proprietary Rights to or from any of the Acquired Corporations, with or without the right to sublicense the same, on an exclusive basis; (C) joint development Contracts related to any Acquired Corporation Proprietary Rights or Acquired Corporation Products; (D) any Contract by which any of the Acquired Corporations grants any ownership or license right to any Acquired Corporation Proprietary Rights owned by any of the Acquired Corporations; (E) any Contract under which any of the Acquired Corporations undertakes any ongoing royalty or payment obligations in excess of $10,000 with respect to an Acquired Corporation Proprietary Right, (F) any Contract under which any Acquired Corporation grants an option or right of first refusal relating to any Acquired Corporation Proprietary Rights; (G) any Contract under which any party is granted any right to access Acquired Corporation Source Code or to use Acquired Corporation Source Code to create derivative works of Acquired Corporations Products; (H) any Contract pursuant to which any Acquired Corporation has deposited or is required to deposit with an escrow agent or any other Person any Acquired Corporation Source Code, and further describes whether the execution of this Agreement or the consummation of any of the transactions contemplated hereby could reasonably be expected to result in the release or disclosure of any Acquired Corporation Source Code; (I) any Contract limiting any of the Acquired Corporations’ ability to transact business in any market, field or geographical area or with any Person, or that restricts the use, transfer, delivery or licensing of Acquired Corporation Proprietary Rights (or any tangible embodiment thereof) owned by an Acquired Corporation and (J) any Contract pursuant to which any Acquired Corporation granted any Person a covenant not to sue/assert or other immunity from suit under any Acquired Corporation Patents and any Contract pursuant to which any Person granted a covenant not to sue/assert or other immunity from suit in favor of any Acquired Corporation;

(ii) Part 2.9(c)(ii) lists all licenses, sublicenses, covenants not to sue/assert or other immunity from suit, and other Contracts to which any Acquired Corporation is a party and pursuant to which such Acquired Corporation is authorized to use any Proprietary Rights owned by any Person, excluding nonexclusive licenses for software available through commercial distribution channels on standard terms and conditions (other than open source and general public licenses, as such term is defined below) and were obtained by any of the Acquired Corporations in the Ordinary Course of Business, at a cost not exceeding $10,000 per license. Except as set forth in Part 2.9(c)(ii), there are no royalties, fees or other amounts in excess of $10,000, or other material consideration, payable by any of the Acquired Corporations to any Person by reason of the ownership, use, sale or disposition of Acquired Corporation Proprietary Rights or Acquired Corporation Products;

(iii) None of the Acquired Corporations have entered into any written or oral Contract, or other arrangement to indemnify any other person against any charge of infringement of any Acquired Corporation Proprietary Rights, other than unaltered indemnification provisions contained in standard form sales or other agreements with customers, end users or distributors arising in the Ordinary Course of Business, the forms of which have been made available to Parent or its counsel; and

(iv) Part 2.9(c)(iv) lists each Acquired Corporation Product that contains any software that is or may be subject to an open source license, a description of such Acquired Corporation Product and the open source license applicable to such Acquired Corporation Product. Except as set forth in Part 2.9(c)(iv), none of the Acquired Corporation Products contains any software that may be subject to an open source license. For purposes of the foregoing the term “open source license” means and includes any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software, general public software (e.g., Linux) or similar licensing or distribution models, including without limitation any model that requires the distribution of source code to licensees, including without limitation software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License); (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

2.9(d)

(i) Except as set forth in Part 2.9(d)(i) of the Company Disclosure Schedule, none of the Acquired Corporations jointly owns with any other Person any Acquired Corporation Proprietary Rights. Part 2.9(d)(i) of the Company Disclosure Schedule, for each such item listed, generally describes the type of Acquired Corporation Proprietary Rights affected and what third parties possess rights in such Acquired Corporation Proprietary Right.

(ii) None of the Acquired Corporation Proprietary Rights jointly owned by any third party (A) grants such third party any rights to make, have made, use, sell, offer for sale or import any Acquired Corporation Products currently made or sold or proposed, as of the date hereof, to be made or sold by any of the Acquired Corporations, (B) adversely affects the ability of any of the Acquired Corporations, before or after the Closing, to make, have made, use, sell ,offer for sale or import any Acquired Corporation Products currently made or sold or proposed, as of the date hereof, to be made or sold by any of the Acquired Corporations; or (C) creates or imposes on any jointly owned asset any restriction or obligation on the use, sublicensing, transfer, profits derived from and/or other exploitation by any of the Acquired Corporations of such Acquired Corporation Proprietary Rights. The Acquired Corporations solely and exclusively own all Proprietary Rights in and to all logic, cells and circuits (including analog, digital, and mixed signal blocks and EEPROM blocks), software, mask works, firmware, designs, net lists, and layout databases related to the Acquired Corporation Products.

(iii) No current or former officer, manager, director, stockholder, member, employee, consultant or independent contractor of any of the Acquired Corporations has any right, title or interest in, to or under any Acquired Corporation Proprietary Rights in which any of the Acquired Corporations has (or purports to have) any right, title or interest that has not been exclusively assigned, transferred or licensed to Acquired Corporations.

(iv) No Person has asserted or threatened a claim in writing, or to the Knowledge of the Company orally, against an Acquired Corporation, nor to the Knowledge of the Company, are there any facts which could reasonably give rise to a claim or oral threat, which would adversely affect (A) any Acquired Corporation’s ownership rights to, or rights under, any Acquired Corporation Proprietary Rights, (B) any Contract or other arrangement under which any Acquired Corporation claims any right, title or interest under any Acquired Corporation Proprietary Rights or (C) in any material respect, the use, transfer, delivery or licensing by the Acquired Corporations of the Acquired Corporation Proprietary Rights or Acquired Corporations Products;

(v) Except as set forth in Part 2.9(d)(v) of the Company Disclosure Schedule, none of the Acquired Corporations are subject to any proceeding or outstanding decree, order, judgment or stipulation related to Acquired Corporation Proprietary Rights owned by an Acquired Corporation or to the Knowledge of the Company other Acquired Corporation Proprietary Rights restricting in any manner the use, transfer or licensing of any such Acquired Corporation Proprietary Rights by any of the Acquired Corporations, the use, transfer or licensing of any Acquired Corporation Products by any of the Acquired Corporations, or which may adversely affect the validity, use or enforceability of any such Acquired Corporation Proprietary Rights. Part 2.9(d)(v) of the Company Disclosure Schedule sets forth, for each such item listed, specifically what such Acquired Corporation Proprietary Rights are affected and describes how such Acquired Corporation Proprietary Rights are affected;

(vi) To the Knowledge of the Company, no Acquired Corporation Proprietary Rights owned by an Acquired Corporation have been infringed or misappropriated by any Person. To the Knowledge of the Company, there is no unauthorized use, disclosure or misappropriation of any Acquired Corporation Proprietary Rights by any current or former officer, manager, director, stockholder, member, employee, consultant or independent contractor of any of the Acquired Corporations.

(vii) All Registered Copyrights, Registered Trademarks and domain names owned by any Acquired Corporation (A) have been duly filed or registered (as applicable) with the applicable Governmental Body, and maintained, including the timely submission of all necessary filings and payment of fees in accordance with the legal and administrative requirements in the appropriate jurisdictions, (B) have not lapsed, expired or been abandoned and (C) no opposition proceedings have been commenced related thereto in any jurisdictions which such procedures are available. To the Knowledge of the Company, there does not exist any fact with respect to the Trademarks owned by the Acquired Corporations that would (i) preclude the issuance of any Registered Trademarks from any trademark applications, or (ii) render any such Trademarks invalid or unenforceable. The Acquired Corporations have taken commercially reasonable and customary measures and precautions necessary to maintain such Trademarks and otherwise to maintain the value of all such Trademarks. To the Knowledge of the Company, there does not exist any fact with respect to any Copyrights owned by the Acquired Corporations as of the date of this Agreement that would (i) preclude the issuance of any Registered Copyright from any copyright applications, or (ii) render any such Copyrights invalid or unenforceable.

2.9(e)

(i) All Patents in which any of the Acquired Corporations has any ownership interest have been duly filed or registered (as applicable) with the applicable Governmental Body, and have been maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate Governmental Body, and have not lapsed, expired or been abandoned;

(ii)(A) All Patents in which any of the Acquired Corporations has any ownership interest, disclose patentable subject matter, have been prosecuted in good faith and are in good standing, (B) there are no inventorship challenges or opposition proceedings relating to any such Patents, (C) no interference been declared or provoked relating to any such Patents, (D) to the Knowledge of the Company, all Issued Patents in which any of the Acquired Corporations has any right, title or interest are valid and enforceable, and (E) all maintenance and annual fees have been fully paid, and all fees paid during prosecution and after issuance of any patent have been paid in the correct entity status amounts, with respect to Issued Patents in which any of the Acquired Corporations has any ownership interest;

(iii) To the Knowledge of the Company and except as disclosed in a Patent Application, there is no material fact with respect to any such Patent Application in which any of the Acquired Corporations has any ownership interest that would (i) preclude the issuance of an Issued Patent from such Patent Application (with valid claims no less materially broad in scope than the claims as currently pending in such Patent Application), (ii) render any Issued Patent issuing from such Patent Application invalid or unenforceable, or (iii) cause the claims included in such Patent Application to be materially narrowed; and

(iv) No Person has asserted or threatened a claim against an Acquired Corporation, nor, to the Knowledge of the Corporation, are there any facts which could reasonably give rise to a claim, that any Acquired Corporation Product (or any Acquired Corporation Proprietary Right embodied in any Acquired Corporation Product) infringes (directly or indirectly) or misappropriates or constitutes unlawful use of any Person’s Proprietary Rights. No Person has notified any Acquired Corporation that the Acquired Corporation requires a license to any of that Person’s Proprietary Rights and no Acquired Corporation has received any unsolicited written offer to license (or any other notice of) any Person’s Proprietary Rights.

2.9(f) Each of the Acquired Corporations has taken commercially reasonable and customary measures and precautions to protect and maintain the confidentiality of all Trade Secrets in which any of the Acquired Corporations has any right, title or interest, which measures and precautions are sufficient to preserve the trade secret status of such Trade Secrets, except to the extent the Company has made a deliberate and intentional decision in its reasonable business judgment to forgo such Trade Secret protection in the best interest of the Acquired Corporations. Without limiting the generality of the foregoing, except as set forth in Part 2.9(f) of the Company Disclosure Schedule:

(i) All current and former employees any of the Acquired Corporations who have developed or contributed to the creation or development of any Acquired Corporation Proprietary Rights have executed and delivered to the applicable Acquired Corporation an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Confidential Information and Invention Assignment Agreement previously made available by the Company to Parent;

(ii) All current and former consultants and independent contractors to any of the Acquired Corporations who were provided access to, or who have contributed to, the creation or development of any Acquired Corporation Proprietary Rights have executed and delivered to the applicable Acquired Corporation an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is substantially identical to the form of Consultant Confidential Information and Invention Assignment Agreement previously made available by the Company to Parent;

(iii) Except as disclosed as required under Section 2.9(c)(i) above, none of the Acquired Corporations has disclosed or delivered to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Acquired Corporation Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will result in the disclosure or delivery to any Person of any Acquired Corporation Source Code.

(iv) All of the current and former employees and contractors of the Company involved in the creation or development of Proprietary Rights for the Company have validly and effectively assigned all of their rights in and to such Proprietary Rights to the Company and have not licensed, transferred to any third party or otherwise exploited such Proprietary Rights. All of the current and former employees and contractors of the Subsidiaries of the Company involved in the creation or development of Proprietary Rights for such Subsidiary or the Company have validly and effectively assigned all of their rights in and to such Proprietary Rights to such Subsidiary or the Company and have not licensed, transferred to any third party or otherwise exploited such Proprietary Rights. If such Proprietary Rights were assigned to the Subsidiary, such Subsidiary has not licensed or assigned any such rights to any third party, except to the Company or its Subsidiaries.

2.9(g) Except with respect to demonstration or trial copies, no product, system, program or software module designed, developed, sold, licensed or otherwise made available by any of the Acquired Corporations to any Person, including without limitation any Acquired Corporation Product, contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data without the consent of the user.

2.9(h) None of the Acquired Corporations are and never have been a member or promoter of, or a contributor to or made any commitments or agreements regarding any patent pool, industry standards body, standard setting organization, industry or other trade association or similar organization, in each case that currently could or does require or obligate an Acquired Corporation to grant or offer to any other Person any license or right to the Acquired Corporation Proprietary Rights, or any future Proprietary Rights developed, conceived, made or reduced to practice by any of the Acquired Corporations after the date of this Agreement.

2.9(i) The execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby, the consummation of the transactions contemplated by this Agreement or such ancillary agreements and the satisfaction of any closing condition will not contravene, conflict with or result in any limitation on any Acquired Corporation’s, or to the Knowledge of the Company on Parent’s right, title or interest in or to the Acquired Corporation Proprietary Rights.

2.9(j) No funding, facilities or personnel of any Governmental Body or university or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Acquired Corporation Proprietary Rights owned by an Acquired Corporation or any Acquired Corporation Product.

2.9(k)

(i) Except as set forth in Part 2.9(k), each Acquired Corporation Product conforms and complies in all material respects with the terms and requirements of any applicable warranty, the agreement related to such Acquired Corporation Product and with all applicable Legal Requirements;

(ii) No customer or other Person has asserted or, to the Knowledge of the Company, threatened to assert any claim against any Acquired Corporation (i) under or based upon any warranty provided by or on behalf of any Acquired Corporation , or (ii) under or based upon any other warranty relating to any Acquired Corporation Product.

(iii) Each Acquired Corporation Product was free of any design defect or other defect or deficiency at the time it was sold or otherwise made available, other than any immaterial defect, deficiency or bug that would not adversely affect in any material respect such Acquired Corporation Product or to the Knowledge of the Company other asset, product or system (or the operation or performance of any of the foregoing).

(iv) No product liability claims have been threatened or alleged in writing or filed against any Acquired Corporation related to any Acquired Corporation Product.

(v) To the Knowledge of the Company, there are no material technological impediments that would hinder, or third party Proprietary Rights that might enjoin or encumber, the manufacture of the current Acquired Corporation Products using the Parent’s 0.18 or 0.35 micron process module in the Parent’s manufacturing facilities. To the Knowledge of the Company, as of the date hereof, the Key Employees possess the most familiarity and knowledge, as compared to the other employees of the Company, with respect to the manufacture of the current and planned Acquired Corporation Products using the Parent’s 0.18 and 0.35 micron process module in Parent’s manufacturing facilities.

2.10 No Undisclosed Liabilities. The Acquired Corporations have no liabilities or obligations of any nature (whether absolute, accrued, contingent, determined, determinable, choate, inchoate or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries or described in the notes thereto, except for (i) liabilities or obligations reflected or reserved against in the Balance Sheet, (ii) liabilities or obligations incurred in the Ordinary Course of Business since the date of the Balance Sheet or (iii) liabilities or obligations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

2.11 Taxes.

2.11(a) Timely Filing of Tax Returns. The Acquired Corporations have filed or caused to be filed all material Tax Returns that are or were required to be filed by or with respect to any of them, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements. All Tax Returns filed by (or that include on a consolidated basis) any of the Acquired Corporations were (and, as to Tax Returns not filed as of the date hereof, will be) in all material respects true, complete and correct and filed on a timely basis.

2.11(b) Payment of Taxes. The Acquired Corporations have, within the time and in the manner prescribed by law, paid (and until Closing will pay within the time and in the manner prescribed by law) all material amounts of Taxes that are due and payable by the Acquired Corporations whether or not shown on any Tax Return.

2.11(c) Withholding Taxes. Each of the Acquired Corporations have complied (and until the Closing will comply), in all material respects, with all applicable laws, rules and regulations relating to the withholding of Taxes and have within the times and in the manner prescribed by law, paid over (and until the Closing will pay over) to the proper Governmental Body all amounts required to be paid under applicable laws, rules and regulations relating to the paying over of Taxes.

2.11(d) Audits. No Tax Return of any of the Acquired Corporations is under audit or examination by any Governmental Body, and no written notice of such an audit or examination has been received by any of the Acquired Corporations and none of the Acquired Corporations has Knowledge of any threatened audits, investigations or claims threatened in writing for or relating to Taxes.

2.11(e) Tax Reserves. The charges, accruals, and reserves with respect to Taxes on the respective books of each of the Acquired Corporations are adequate (and until Closing will continue to be adequate) to pay all Taxes not yet due and payable and have been determined in accordance with generally accepted United States accounting principles.

2.11(f) Tax Sharing Agreements. None of the Acquired Corporations is a party to any Tax sharing agreement, Tax allocation agreement, Tax indemnity obligation or similar written or unwritten agreement or arrangement.

2.11(g) Extensions of Time for Filing Tax Returns. None of the Acquired Corporations has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

2.11(h) Waiver of Statutes of Limitations. None of the Acquired Corporations has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

2.11(i) United States Real Property Holding Corporation. None of the Acquired Corporations has been a United States real property holding corporation within the meaning of Section 897 of the Code during the applicable period specified in Section 897(c)(1)(A)(ii).

2.11(j) 355 Transactions. None of the Acquired Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.

2.11(k) Section 481 Adjustments. None of the Acquired Corporations is required to include in income any adjustment pursuant to Internal Revenue Code §481 by reason of a voluntary change in accounting method initiated by any of the Acquired Corporations, and the Internal Revenue Service has not proposed any such change in accounting method.

2.11(l) Section 162(m). The disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by any of the Acquired Corporations under any Acquired Corporation Contract, Benefit Plan, program, arrangement or understanding currently in effect.

2.11(m) Section 280(G). None of the Acquired Corporations is a party to any agreement, contract or arrangement that would result separately or in the aggregate, in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code.

2.11(n) Qualification as a Reorganization. None of the Acquired Corporations has taken any action, nor to the Company’s Knowledge is there any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.11(o) Post-Closing Income Recognition or Deduction Exclusion. None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) entered into on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) occurring or arising on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date, other than any prepaid amounts received in the ordinary course of business.

2.11(p) Tax Shelters. None of the Acquired Corporations has participated in any transaction that is either a “listed transaction” or that the Acquired Corporation believes in good faith is a “reportable transaction” or a “transaction of interest” (all as defined in Treas. Reg. § 1.6011-4).

2.11(q) Deferred Compensation. No Acquired Corporation is a party to any “nonqualified deferred compensation plan” subject to Section 409A of the Code that, to the Knowledge of the Company, since January 1, 2005, has not been administered in reasonable good faith compliance with Section 409A of the Code .

2.12 Employee Benefits.

2.12(a) Since April 27, 2008, there has not been (i) any adoption or material amendment by any of the Acquired Corporations of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, stock appreciation right, retirement, vacation, severance, disability, death benefit, hospitalization, medical, worker’s compensation, supplementary unemployment benefits, plan, arrangement or understanding (whether or not legally binding, written or unwritten) or any employment or service agreement providing compensation or benefits to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries or any beneficiary thereof or entered into, maintained or contributed to, as the case may be, by any of the Acquired Corporations (collectively, “Benefit Plans”), or (ii) any adoption of, or amendment to, or change in employee participation or coverage under, any Benefit Plans which would increase materially the expense of maintaining such Benefit Plans above the level of the expense incurred in respect thereof for the fiscal year ended on April 27, 2008. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee of the Acquired Corporations.

2.12(b) For purposes of this Agreement, the following definitions apply: “Controlled Group Liability” means any and all liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Plans; “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder; “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

2.12(c) Part 2.13(c) of the Company Disclosure Schedule includes a complete list of all employee benefit plans, programs, policies, practices, and other arrangements providing benefits to any current or former employee, officer or director of any of the Acquired Corporations or beneficiary or dependent thereof, whether or not written, and whether covering one person or more than one person, including the Benefit Plans, sponsored or maintained by any Acquired Corporation, to which any Acquired Corporation contributes or is obligated to contribute, or with respect to which an Acquired Corporation has or may have any liability (“Plans”). Without limiting the generality of the foregoing, the term “Plans” includes all employee welfare benefit plans within the meaning of Section 3(1) of ERISA, all employee pension benefit plans within the meaning of Section 3(2) of ERISA, and all other employee benefit, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control and fringe benefit plans, programs or agreements.

2.12(d) With respect to each Plan, the Company has made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Plan, including without limitation all plan documents, benefit schedules, trust agreements, and insurance contracts and other funding vehicles, and a written description of any unwritten Plan; (ii) the three most recently filed Annual Reports (Form 5500 Series) and accompanying schedules, if any, and audit reports; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent advisory, opinion, and/or determination letter from the IRS, as applicable.

2.12(e) Part 2.12(e) of the Company Disclosure Schedule identifies each Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Plans”). With respect to each Qualified Plan, either (i) such plan is so qualified, and the Internal Revenue Service has issued a currently applicable favorable determination letter with respect to each Qualified Plan that has not been revoked or the Plan is a prototype plan which may rely on a currently applicable opinion letter issued with respect to the Plan, and, to the Knowledge of the Company, there are no existing circumstances nor any events that have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust, or (ii) such Qualified Plan still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination. Since April 27, 2008, no act or omission has occurred with respect to any Qualified Plan which could increase the cost of any such plan or result in the imposition of any liability, lien, penalty, or tax under ERISA or the Code.

2.12(f) All contributions required to be made to any Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements contained in the Company SEC Reports.

2.12(g) The Company has complied, and is now in compliance, in all material respects with all provisions of ERISA, the Code and all laws and regulations applicable to the Plans, and each Plan has been maintained, funded, and administered in accordance with its terms. There is not now, nor do any circumstances exist that could give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any Encumbrance on the assets of the Company under ERISA or the Code. No prohibited transaction has occurred with respect to any Plan.

2.12(h) Neither the Acquired Companies nor any ERISA Affiliate maintains, contributes to (or has ever maintained, contributed to or been required to contribute to), or has any liability or potential liability under (or with respect to) any (a) plan or arrangement which is subject to (i) the minimum funding requirements of Code Section 412, (ii) Part 3 of Title I of ERISA, or (iii) Title IV of ERISA, (b) “multiemployer plan” (as defined in Section 3(37) of ERISA), (c) multiple employer plan, including any multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), (d) voluntary employees’ beneficiary association (within the meaning of Code Section 501(c)(9)), (e) welfare benefit fund (within the meaning of Code Section 419), or (f) self-funded group health plan.

2.12(i) All liabilities in connection with the termination of any employee pension benefit plan that was sponsored, maintained or contributed to by any Acquired Corporation at any time within the past three years have been fully satisfied. Each Plan can be amended, terminated or otherwise discontinued at any time in accordance with its terms without liability on the part of the Acquired Companies or any ERISA Affiliate, other than for ordinary administrative costs.

2.12(j) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that could be a liability of any Acquired Corporation following the Closing. Without limiting the generality of the foregoing, neither any Acquired Corporation nor any ERISA Affiliate of any Acquired Corporation has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

2.12(k) No Acquired Corporation has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to any Acquired Corporation.

2.12(l) All Plans covering foreign employees of the Acquired Corporations comply with applicable local law and are fully funded and/or book reserved to the extent applicable.

2.12(m) No labor organization or group of employees of the Acquired Corporations has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Company’s Knowledge, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. Each of the Acquired Corporations has complied with the Worker Adjustment and Retraining Notification Act.

2.12(n) There are no pending or, to the Company’s Knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Plans, any fiduciaries thereof with respect to their duties to the Plans or the assets of any of the trusts under any of the Plans which could reasonably be expected to result in any liability of any Acquired Corporation to any Person including the Pension Benefit Guaranty Corporation, the Department of Treasury, or the Department of Labor.

2.12(o) Part 2.12(o) of the Company Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all loans and advances made by any of the Acquired Corporations to any employee, director, consultant or independent contract, other than routine travel and expense advances made to employees in the Ordinary Course of Business. The Acquired Corporations have not, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company. Part 2.12(o) of the Company Disclosure Schedule identifies any extension of credit maintained by the Acquired Corporations to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

2.12(p) Each of the Acquired Corporations has complied, and are presently in compliance with all statutes, laws, ordinances, rules or regulations, or any orders, rulings, decrees, judgments or arbitration awards of any court, arbitrator or any government agency relating to employment, equal opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, income tax withholding, occupational safety and health, and/or privacy rights of employees. During the three-year period prior to the date of this Agreement, none of the Acquired Corporations has been a party to any action in which any of the Acquired Corporations was, or is, alleged to have violated any Legal Requirement relating to employment, equal opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and/or privacy rights of employees.

2.12(q) There are no retired employees, officers, managers or directors of any of the Companies, or their dependents, receiving benefits or scheduled to receive benefits from any of the Companies in the future.

2.13 Compliance with Legal Requirements; Governmental Authorizations. The Acquired Corporations are, and at all times since May 3, 2004 have been, in material compliance with each of the Legal Requirements that is or was applicable to any of them or to the conduct or operation of their business or the ownership or use of any of their assets; to the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time or both) may constitute or result in a material violation by any of the Acquired Corporations of any Legal Requirement; and none of the Acquired Corporations has received, at any time since May 3, 2004, any written notice or other written communication from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of any of the Acquired Corporations to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. The Company has made available to Parent copies of, all reports made by any attorney to the Company’s chief legal officer, chief executive officer, Company Board (or committee thereof) or other representative pursuant to 17 CFR Part 205, and all responses thereto.

2.14 Environmental Matters. Each of the Acquired Corporations is, and at all times has been, in substantial compliance with, and has not been and is not in material violation of or subject to any material liability under, any Environmental Law. None of the Acquired Corporations has any basis to expect, nor has any of them or, to the Company’s Knowledge, any other Person for whose conduct they are or may be held to be responsible received, any written order, notice, or other written communication from (i) any Governmental Body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential material violation by any of the Acquired Corporations, or failure by any of the Acquired Corporations to comply with, any Environmental Law, or of any actual or threatened material obligation by an Acquired Corporation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which any of the Acquired Corporations has or has had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by any of the Acquired Corporations or any other Person for whose conduct any of the Acquired Corporations are or may be held legally responsible (“Acquired Corporations Hazardous Material”), or from which Acquired Corporations Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received. No underground storage tanks or underground improvements, including, without limitation, treatment or storage tanks, sumps, or water, gas or oil wells, have been used by the Acquired Corporations, or, to the Company’s Knowledge, by others, at, on or under any Facilities. To the Company’s Knowledge, no asbestos or asbestos-containing material, formaldehyde or insulating material containing urea formaldehyde, or material containing polychlorinated biphenyls, is present in, on or at any of the Facilities. The Acquired Corporations have delivered to Parent true and complete copies of all investigations, reports, studies, audits, tests, sampling results, monitoring, evaluations or analyses possessed or initiated by the Acquired Corporations pertaining to any Hazardous Material in, on, beneath or adjacent to any of the Facilities, or to which the Acquired Companies have sent any Hazardous Material, or concerning compliance by the Acquired Corporations, or any other person for whose conduct the Acquired Corporations are legally responsible, with any Environmental Law.

2.15 Legal Proceedings.

2.15(a) There is no pending Legal Proceeding (i) that has been commenced by or against any of the Acquired Corporations or, to the Company’s Knowledge, that otherwise relates to or may affect the business of, or any of the assets owned or used by, any of the Acquired Corporations, except for such Legal Proceedings as are normally incident to the business carried on by the Acquired Corporations and would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect on the Acquired Corporations, (ii) that challenges, or that may have the effect of preventing or making illegal any of the Contemplated Transactions, or (iii) against any director or officer of any of the Acquired Corporations pursuant to Section 8A or 20(b) of the Securities Act or Section 21(d) or 21C of the Exchange Act.

2.15(b) To the Knowledge of the Company, no Legal Proceeding that if pending would be required to be disclosed under the preceding paragraph has been threatened.

2.16 Absence of Certain Changes and Events. Since April  27, 2008, there has not been any Material Adverse Effect on the Acquired Corporations.

2.17 Contracts; No Defaults.

2.17(a) Part 2.17(a) of the Company Disclosure Schedule lists as of the date hereof, and, except to the extent filed as an exhibit to a Company SEC Report, the Company has made available to Parent copies of each of the following Acquired Corporation Contracts (including any amendment to any of the foregoing)

(i) described in paragraph (b)(10) of Item 601 of Regulation S-K of the SEC(other than those agreements and arrangements described in Item (b)(10)(iii);

(ii) with any director, officer or Affiliate of the Company;

(iii) evidencing, governing or relating to indebtedness for borrowed money,

(iv) not entered into in the Ordinary Course of Business that involves expenditures or receipts in excess of $100,000;

(v) that in any way purports to limit the freedom of any Acquired Corporation or any of their Affiliates to engage in any line of business or to compete with any Person or in any geographic area or to hire or retain any Person;

(vi) [Intentionally omitted];

(vii) providing for indemnification of any officer, director, employee or agent;

(viii)(A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing any of the Acquired Corporations with any right of first refusal with respect to, or right to repurchase or redeem, any securities, except for Contracts evidencing Company Options, Company RSU Awards, or employment Contracts entered into in the Ordinary Course of Business which contemplate the issuance of Company Options or Company RSU Awards;

(ix) incorporating or relating to any guaranty, any warranty or any indemnity or similar obligation, except for materially unaltered indemnification provisions contained in standard form sales or other agreements with customers, end users or distributors arising in the Ordinary Course of Business;

(x) relating to any currency hedging;

(xi) imposing or containing “standstill” or similar provisions;

(xii)(A) to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations, or (B) directly or indirectly benefiting any Governmental Body (including any subcontract or other Contract between any Acquired Corporation and any contractor or subcontractor to any Governmental Body);

(xiii) except as set forth in Section 2.17(a)(xiv), contemplating or involving the payment or delivery of cash or other consideration in an amount or having a value in excess of $250,000 in the aggregate, or contemplating or involving the performance of services having a value in excess of $250,000 in the aggregate;

(xiv) with each Top Distributor, Top Reseller, Top OEM and Top Supplier; and

(xv) any other Contract, if a breach of such Contract would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

Each of the foregoing is a “Material Contract.”

2.17(b) Assuming the due execution and delivery of such Material Contract by the counterparties thereto, each Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

2.17(c)

(i) none of the Acquired Corporations has violated or breached, or committed any default under, any Acquired Corporation Contract, except for violations, breaches and defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

(ii) to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Acquired Corporation Contract, except for violations, breaches and defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

(iii) to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will or would reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Acquired Corporation Contract, (B) give any Person the right to declare a default or exercise any remedy under any Acquired Corporation Contract, (C) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Acquired Corporation Contract, (D) give any Person the right to accelerate the maturity or performance of any Material Contract, (E) result in the disclosure, release or delivery of any Acquired Corporation Source Code, or (F) give any Person the right to cancel, terminate or modify any Material Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and

(iv) since April 27, 2008, none of the Acquired Corporations has received any written notice or other communication regarding any actual or possible violation or breach of, or default under, any Acquired Corporation Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

2.18 Sale of Products; Performance of Services.

2.18(a) All installation services, programming services, repair services, maintenance services, support services, training services, upgrade services and other services that have been performed by the Acquired Corporations were performed properly and in full conformity with the terms and requirements of all applicable warranties and other Contracts and with all applicable Legal Requirements.

2.18(b) Except as set forth in Part 2.18(b) of the Company Disclosure Schedule, since April 27, 2008, no customer or other Person has asserted or threatened to assert any claim against any of the Acquired Corporations (i) under or based upon any warranty provided by or on behalf of any of the Acquired Corporations, or (ii) under or based upon any other warranty relating to any product, system, program, Proprietary Rights or other asset designed, developed, manufactured, assembled, sold, installed, repaired, licensed or otherwise made available by any of the Acquired Corporations or any services performed by any of the Acquired Corporations.

2.19 Insurance. The valid and currently effective insurance policies issued in favor of the Company are in full force and effect, all premiums due thereon have been paid and the Acquired Corporations have complied with the provisions of such policies. The Acquired Corporations have not been advised of any defense to coverage in connection with any claim to coverage asserted or noticed by the Acquired Corporations under or in connection with any of their extant insurance policies. The Acquired Corporations have not received any written notice from or on behalf of any insurance carrier issuing policies or binders relating to or covering any of the Acquired Corporations that there will be a cancellation or non renewal of existing policies or binders, or that alteration of any equipment or any improvements to real estate occupied by or leased to or by the Acquired Corporations, purchase of additional equipment, or material modification of any of the methods of doing business, will be required.

2.20 Labor Matters. (i) None of the Acquired Corporations is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization; (ii) none of the Acquired Corporations is the subject of any Legal Proceeding asserting that any of the Acquired Corporations has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment; (iii) there is no strike, work stoppage or other labor dispute involving any of the Acquired Corporations pending or, to the Company’s Knowledge, threatened; (iv) no complaint, charge or Legal Proceeding by or before any Governmental Body brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of its employees is pending or, to the Company’s Knowledge, threatened against any of the Acquired Corporations; (v) no material grievance is pending or, to the Company’s Knowledge, threatened against any of the Acquired Corporations; and (vi) none of the Acquired Corporations is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Body relating to employees or employment practices.

2.21 Interests of Officers and Directors. None of the officers or directors of any of the Acquired Corporations or any of their respective Affiliates (other than the Acquired Corporations) has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Acquired Corporations, or in any supplier, distributor or customer of the Acquired Corporations, or any other relationship, contract, agreement, arrangement or understanding with the Acquired Corporations, except (i) as disclosed in the Company SEC Reports, (ii) for the normal rights of a stockholder and rights under the Plans and the Company Options and Company RSU Awards, and (iii)  for compensation and other arrangements entered into in the Ordinary Course of Business.

2.22 Encryption and Other Restricted Technology. The Acquired Corporations have complied with all U.S. export control Legal Requirements regarding any export of its products or technology, including the Export Administration Regulations (“EAR”) maintained by the U.S. Department of Commerce and the International Traffic in Arms Regulations (“ITAR”) maintained by the Department of State. The Acquired Corporations’ business as currently conducted does not require any of the Acquired Corporations to obtain a license from the United States Departments of Commerce or State or an authorized body thereof under ITAR or EAR or other legislation regulating the development, commercialization or export of technology.

2.23 Rights Plan; DGCL Section 203. The Company has made available to Parent a copy of the Rights Agreement of the Company as currently in effect (the “Company Rights Agreement”). The Company has amended the Company Rights Agreement to provide that (i) neither Parent nor Merger Sub nor any of their respective Affiliates shall be deemed to be an Acquiring Person (as such term is defined in the Company Rights Agreement), as a result of the execution, delivery or performance of this Agreement or the Voting Undertakings or the consummation of the Merger, (ii) neither a Distribution Date nor a Share Acquisition Date (as each such term is defined in the Company Rights Agreement ) shall be deemed to occur, and the Company Rights will not detach from the Company Common Stock or become non-redeemable, as a result of the execution, delivery or performance of this Agreement or the Voting Undertakings or the consummation of the Merger, and (iii) the Company Rights Agreement shall terminate immediately prior to the Effective Time. The Company has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to Parent or Merger Sub as a result of the execution, delivery or performance of this Agreement or the Voting Undertakings or the consummation of the Merger.

2.24 Opinion of Financial Advisor. The Company’s Board of Directors has received the opinion of Houlihan Lokey Howard & Zukin (“HLHZ”) (a copy of whose engagement letter has been provided to Parent) dated July 15, 2008, to the effect that, as of such date, the Exchange Ratio is fair to such stockholders from a financial point of view. A written copy of that opinion will be provided to Parent, for informational purposes only, as soon as is reasonably practicable after it becomes available to the Company.

2.25 Brokers. No broker, finder, investment banker or other Person (other than HLHZ and Sutter Securities Incorporated, a copy of whose engagement letters have been provided to Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger and the Contemplated Transactions based upon arrangements made by or on behalf of any Acquired Corporation. Other than the engagement letters provided to Parent, there are no other Acquired Corporation Contracts between the Acquired Corporations and either HLHZ or Sutter Securities Incorporation pursuant to which such firms would be entitled to any payment relating to the Contemplated Transactions.

2.26 Full Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of the Company or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein about Parent supplied by Parent for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Proxy Statement/Prospectus.

SECTION 3: REPRESENTATIONS AND WARRANTIES OF PARENT.

Except as disclosed in Parent SEC Reports filed prior to the execution of this Agreement or as set forth in Parent Disclosure Schedule, Parent represents and warrants to the Company as follows:

3.1 Organization and Good Standing.

3.1(a) Parent and each of its Subsidiaries are corporations or other Entities duly organized, validly existing, and in good standing (where such concept is applicable) under the laws of their respective jurisdictions of incorporation or organization, with full corporate power and authority to conduct their respective businesses as now being conducted, to own or use the respective properties and assets that they purport to own or use, and to perform all their respective obligations under Contracts to which Parent or any of its Subsidiaries is party or by which Parent or any of its Subsidiaries or any of their respective assets are bound. Parent and each of its Subsidiaries are duly qualified to do business as foreign corporations and are in good standing (where such concept is applicable) under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, requires such qualification, except where the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect on Parent.

3.1(b) Parent has made available to the Company copies of, the Organizational Documents of Parent, as currently in effect.

3.2 Authority; No Conflict.

3.2(a) Parent has all necessary corporate power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to which it is a party, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery of this Agreement by Parent and the consummation by Parent of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the Contemplated Transactions (other than, with respect to the Merger, the filing of a certificate of merger required by the DGCL). The Board of Directors of Parent has unanimously approved this Agreement and declared it to be advisable. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

3.2(b) Neither the execution and delivery of this Agreement nor the consummation of any of the Contemplated Transactions do or will, directly or indirectly (with or without notice or lapse of time or both); (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of Parent or any of its Subsidiaries; (ii) contravene, conflict with, or result in a violation of any Legal Requirement or any order to which Parent or any of its Subsidiaries, or any of the assets owned or used by Parent or any of its Subsidiaries, is or may be subject; or (iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract to which Parent or any of its Subsidiaries is party or by which Parent or any of its Subsidiaries or any of their respective assets are bound, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

3.2(c) The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement and the consummation of the Contemplated Transactions by Parent will not, require any Consent of, or filing with or notification to, any Governmental Body, except (i) for (A) applicable requirements, if any, of the Exchange Act, the Securities Act, The NASDAQ Stock Market and Blue Sky Laws, (B) the pre-merger notification requirements of the HSR Act, (C) filing of appropriate merger documents as required by the DGCL and (D) any applicable non-United States competition, antitrust and investment laws and (ii) such other Consents, filings or notifications where failure to obtain such Consents, or to make such filings or notifications, would not prevent the consummation of the Merger and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

3.3 Capitalization. The authorized capital stock of Parent consists of 750,000,000 shares of Parent Common Stock. As of July 9, 2008, (a) 398,254,880 shares of Parent Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable, (b) 38,663,094 shares of Parent Common Stock are reserved for issuance upon the exercise of outstanding stock options granted pursuant to Parent’s employee stock plans (the “Parent Stock Options”), or exercise, settlement or conversion of any other equity-based awards outstanding under Parent’s employee stock plans, (c) 5,293,487 shares of Parent Common Stock are reserved for issuance upon exercise of outstanding warrants of Parent, (d) 45,518,637 shares of Parent Common Stock are held in the treasury of Parent, (e) 25,916,462 shares of Parent Common Stock are reserved for issuance pursuant to Parent Stock Options and other equity-based awards not yet granted, and (f) 1,818,364 shares of Parent Common Stock are reserved for issuance under Parent’s employee stock purchase plan. No shares of Parent Preferred Stock are outstanding. Except as set forth in this Section 3.3, there are no Options relating to the issued or unissued capital stock of Parent or any of its Subsidiaries, or obligating Parent or any of its Subsidiaries to issue, grant or sell any shares of capital stock of, or other equity interests in, or securities convertible into equity interests in, Parent or any of its Subsidiaries. Each outstanding share of capital stock of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and each such share owned by Parent or one of its Subsidiaries is free and clear of all Encumbrances of any nature whatsoever. None of the outstanding equity securities or other securities of Parent or any of its Subsidiaries was issued in violation of the Securities Act or any other Legal Requirement.

3.4 SEC Reports.

3.4(a) Parent has on a timely basis filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2004. Except to the extent available in full without redaction on the SEC’s web site through EDGAR, Parent has made available to the Company copies in the form filed with the SEC (including the full text of any document filed subject to a request for confidential treatment) of all of the following that have been filed with the SEC prior to the date hereof: (i) its Annual Reports on Form 10-K for each fiscal year of Parent since January 1, 2004, (ii) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters since January 1, 2004, (iii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since January 1, 2004, (iv) its Current Reports on Form 8-K filed since January 1, 2004, (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 3.4) filed by Parent with the SEC since January 1, 2004 (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), (iv) and (v) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Reports”), (vi) all certifications and statements required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, and the rules and regulations of the SEC promulgated thereunder, with respect to any report referred to in clause (i) or (ii) (the “Parent Certifications”), and (vii) all comment letters received by Parent from the staff of the SEC since January 1, 2004 and all responses to such comment letters by or on behalf of Parent. No Subsidiary of the Company is, or since January 1, 2004 has been, required to file any form, report, registration statement or other document with the SEC. As used in this Section 3.4, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

3.4(b) Each of Parent SEC Reports (i) as of the date of the filing of such report, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and, to the extent then applicable, SOX, including in each case, the rules and regulations thereunder, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.4(c) Parent Certifications complied with Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, and the rules and regulations of the SEC promulgated thereunder and the statements contained in Parent Certifications were true and correct as of the date of the filing thereof.

3.4(d) Parent and its Subsidiaries have implemented and maintain disclosure controls and procedures (as defined by Rule 13a-15 or 15d-15 under the Exchange Act), and such controls and procedures are effective to ensure that (i) all material information required to be disclosed by Parent and its Subsidiaries in the reports that it filed under the Exchange Act is recorded, processed, summarized and reported with the time periods specified in the SEC’s rules and forms, and (ii) all such information is accumulated and communicated to Parent’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Parent has made available to the Company copies of all policies, manuals and other material documents promulgating, such disclosure controls and procedures. Parent is, and since January 1, 2005 has been, in compliance with (i) the applicable listing and corporate governance rules of The NASDAQ Stock Market, and (ii) the applicable provisions of SOX. Since January 1, 2005 Parent has not received any notice from The NASDAQ Stock Market asserting any non-compliance with such rules.

3.4(e) Parent and its Subsidiaries have implemented and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including, without limitation, that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since March 28, 2008, (a) there have not been any changes in Parent’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Parent’s internal control over financial reporting; and (b) all “significant deficiencies” and “material weaknesses” (as such terms are defined by the Public Accounting Oversight Board) have been disclosed to Parent’s outside auditors and the audit committee of Parent’s board of directors.

3.5 Financial Statements. Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in Parent SEC Reports complied with as to form with the rules and regulations of the SEC (including Regulation S-X) as of the date of filing of such reports, was prepared in accordance with GAAP and fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of Parent and its Subsidiaries as at the respective dates of and for the periods referred to in such financial statements, to (i) the omission of notes to the extent permitted by Regulation S-X (that, in the case of interim financial statements included in the Parent SEC Reports since the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2007, would not differ materially from the notes to the financial statements included in such Annual Report) (the consolidated balance sheet included in such Annual Report, the “Parent Balance Sheet”), and (ii) normal, recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse to Parent and its Subsidiaries, taken as a whole). The financial statements referred to in this Section 3.5 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. No financial statements of any Person other than Parent and its Subsidiaries are, or since January 1, 2004 have been, required by GAAP to be included in the consolidated financial statements of Parent.

3.6 Legal Proceedings.

3.6(a) As of the date hereof, there is no pending Legal Proceeding (i) that has been commenced by or against any of Parent or its Subsidiaries, except for such Legal Proceedings as are normally incident to the business carried on by Parent and its Subsidiaries and would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Parent or (ii) that challenges, or that may have the effect of preventing or making illegal any of the Contemplated Transactions.

3.6(b) To the Knowledge of Parent, no Legal Proceeding that if pending would be required to be disclosed under the preceding paragraph has been threatened as of the date hereof.

3.7 Absence of Certain Changes and Events. Since March 28, 2008, there has not been any Material Adverse Effect on Parent.

3.8 No Stockholder Vote Required. Parent is not required to seek a stockholder vote with respect to the issuance of shares of Parent Common Stock in the Merger.

3.9 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby, has not engaged in any business activities and will have no assets, liabilities or obligations other than as contemplated by this Agreement.

3.10 Full Disclosure. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is filed with the SEC or at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of the Company or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein about the Company supplied by the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Proxy Statement/Prospectus.

SECTION 4: CONDUCT OF BUSINESS.

4.1 Covenants of the Company. Except (i) as consented to in writing by Parent (which consent shall not be unreasonably delayed) or (ii) as set forth in Part 4.1 of the Company Disclosure Schedule, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, each of the Acquired Corporations shall act and carry on its business in the Ordinary Course of Business, pay its debts and Taxes and perform its other obligations when due (subject to good faith disputes over such debts, Taxes or obligations), comply with all applicable Legal Requirements, and use commercially reasonable efforts, consistent with past practices, to maintain and preserve its business organization, assets and properties, keep available the services of its present officers and employees and preserve substantially intact its material business relationships with customers, strategic partners, suppliers, distributors and others having significant business dealings with it. Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, except (i) as set forth in Part 4.1 of the Company Disclosure Schedule, none of the Acquired Corporations shall directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably delayed):

4.1(a)(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent); (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except for reacquisition or repurchase upon forfeiture of unvested restricted stock pursuant to the terms of any applicable restricted stock purchase or grant agreement;

4.1(b) except as permitted by Section 4.1(n), issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible, exercisable or exchangeable securities (other than the issuance of shares of Company Common Stock upon the exercise, settlement, or conversion of Company Options, Company RSU Awards or other equity-based awards outstanding under the Company Stock Plans outstanding on the date of this Agreement in accordance with their present terms;

4.1(c) amend its Organizational Documents, except as expressly provided by this Agreement or for amendments that are necessary in order to comply with applicable Legal Requirements;

4.1(d) acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (B) any assets that are material, in the aggregate, to the Acquired Corporations, taken as a whole, except purchases of inventory, components or, subject to clause Section 4.1(i) below, property, plant or equipment (including engineering development equipment) in the Ordinary Course of Business;

4.1(e) sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of the Acquired Corporations, except for the sale of inventory in the Ordinary Course of Business and transactions related thereto;

4.1(f) adopt or implement any stockholder rights plan or alter or further amend the Company Rights Agreement or the Company Rights;

4.1(g) except for any confidentiality agreement as permitted by Section 5.1, enter into an agreement with respect to any merger, consolidation, liquidation or business combination or sale of the Company, or any acquisition or disposition of all or substantially all of the assets or securities of the Acquired Corporations;

4.1(h)(A) incur or suffer to exist any indebtedness for borrowed money other than such indebtedness which existed as of April 27, 2008 as reflected on the Company Balance Sheet or guarantee any such indebtedness of another Person, (B) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (C) make any loans, advances (other than routine advances to employees of the Company and its Subsidiaries in the Ordinary Course of Business) or capital contributions to, or investment in, any other Person, other than the Company or any of its direct or indirect wholly owned Subsidiaries, or (D) other than in the Ordinary Course of Business, enter into any hedging agreement or other financial agreement or arrangement, intended to protect the Company or its Subsidiaries against fluctuations in commodities prices or exchange rates;

4.1(i) make any capital expenditures or other expenditures with respect to property, plant or equipment except for up to $500,000 per month for the Acquired Corporations, taken as a whole, in the Ordinary Course of Business;

4.1(j) make any changes in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Legal Requirement;

4.1(k)(A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) the payment, discharge or satisfaction, in the Ordinary Course of Business or in accordance with their terms as in effect on the date of this Agreement, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Reports filed prior to the date of this Agreement (to the extent so reflected or reserved against) or incurred since the date of such financial statements in the Ordinary Course of Business, or (ii) the payment, discharge or satisfaction of claims, liabilities or obligations in connection with the consummation by the Company of the Contemplated Transactions, (iii) the payment, discharge or satisfaction of claims, liabilities or obligations pursuant to binding Contracts or (iv) the payment, discharge or satisfaction of claims, liabilities or obligations as required by Legal Requirements, or (B) waive any material benefits of, release or eliminate any rights under or otherwise modify in any material adverse respect, fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreements to which any of the Acquired Corporations is a party;

4.1(l) Except in the Ordinary Course of Business, modify, amend or terminate any Material Contract to which any of the Acquired Corporations is a party or knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of any of the Acquired Corporations);

4.1(m)(A) enter into any material contract or agreement or (B) except in the Ordinary Course of Business, license any material Proprietary Rights to or from any third party;

4.1(n) except as required to comply with Legal Requirements or agreements or pursuant to plans or arrangements existing on the date hereof, (A) take any action with respect to, adopt, enter into, terminate or amend any employment, severance, retirement, retention, incentive or similar agreement, arrangement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement (provided, however, that the Company may hire employees or independent contractors (i) for the sole purpose of replacing employees who have terminated their employment, provided that the hired employees must be hired on terms and conditions, including compensation, which are no greater than the terms and conditions of the employees being replaced, (ii) with respect to any open requisitions for employment existing on the date hereof or (iii) who are temporary employees or independent contractors hired in the Ordinary Course of Business and are terminable at will with no more than 10 business days notice without severance or ongoing benefit obligations), (B) increase in any respect the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (other than increases not in excess of five percent (5%) of base salary granted to non-officer employees pursuant to performance reviews held in the Ordinary Course of Business), (C) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Company Options, Company RSU Awards or other equity-based plans, (D) pay any material benefit not provided for as of the date of this Agreement under any benefit plan, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, except for the grant of options to purchase Company Common Stock to new hires, which grants shall not exceed 150,000 shares in the aggregate or 50,000 shares to any one Person, and which options shall have an exercise price equal to the fair market value of the Company Common Stock on the date of grant (determined in a manner consistent with the Company’s existing practice for establishing fair market value for option grants) and which options shall otherwise be upon the Company’s customary terms, or (F) take any action other than in the Ordinary Course of Business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

4.1(o) make or rescind any material Tax election, settle or compromise any material Tax liability or amend any material Tax return;

4.1(p) initiate, compromise or settle any material litigation or arbitration proceeding;

4.1(q) open or close any facility or office;

4.1(r) fail to maintain insurance at levels substantially comparable to levels existing as of the date of this Agreement;

4.1(s) except with respect any amounts disputed in good faith by the Company, fail to pay accounts payable and other obligations of the Acquired Corporations in the Ordinary Course of Business; or

4.1(t) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action that would materially impair or prevent the satisfaction of any conditions in Section 6 hereof other than as specifically provided for in Section 4.1.

4.2 Confidentiality. The parties acknowledge that Parent and Company have previously executed a confidentiality agreement dated as of August 24, 2007 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

SECTION 5: ADDITIONAL AGREEMENTS.

5.1 No Solicitation.

5.1(a) No Solicitation or Negotiation. From the date of this Agreement until the Effective Time, except as set forth in this Section 5.1, none of the Acquired Corporations shall, nor shall any of them authorize or knowingly permit any of their directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives, collectively, “Representatives”) to, directly or indirectly:

(i) solicit, initiate, or knowingly or intentionally encourage or facilitate, any inquiries, offers or proposals that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, including, without limitation, amending or granting any waiver or release under any standstill or similar agreement with respect to any Company Common Stock; or

(ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any non-public information with respect to, assist or participate in any effort or attempt by any Person with respect to, or otherwise knowingly or intentionally cooperate in any way with, any Acquisition Proposal (provided, however, that providing notice of the restrictions set forth in this Section 5.1 to a third party in response to any such inquiry, request or Acquisition Proposal shall not, in and of itself, be deemed a breach of this Section).

Notwithstanding the foregoing, prior to the time that the Required Stockholder Vote has been obtained (the “Specified Time”), the Company may, to the extent the failure to take such action would be inconsistent with the fiduciary obligations of the Company Board, as determined in good faith by the Company Board after consultation with outside counsel, in response to a bona fide written Acquisition Proposal made or received after the date of this Agreement that the Company Board determines in good faith after consultation with outside counsel and its financial advisor is reasonably likely to lead to a Superior Proposal, in each case that did not result from a breach by the Company of this Section, and subject to compliance with Section 5.1(c), (x) furnish non-public information with respect to any of the Acquired Corporations to the Person making such Acquisition Proposal and its Representatives, and (y) participate in discussions or negotiations (including the negotiation of documentation) with such Person and its Representatives regarding such Acquisition Proposal, if, in the case of either clause (x) or (y), prior to taking such action the Company enters into a confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement.

5.1(b) No Change in Recommendation or Alternative Acquisition Agreement. Neither the Company Board nor any committee thereof shall:

(i) except as set forth in this Section, withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, in a manner adverse to Parent or the Merger Sub, the approval or recommendation by the Company Board or any such committee of the adoption of this Agreement (an “Adverse Recommendation Change”);

(ii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal; or

(iii) authorize, cause or permit any of the Acquired Corporations to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) constituting or relating to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.1(a) entered into in the circumstances referred to in Section 5.1(a)).

Notwithstanding the foregoing, at any time prior to the Specified Time and subject to Section 5.1(c), the Company Board may, in response to an Acquisition Proposal that the Company Board determines in good faith (after consultation with its outside counsel and its financial advisor) constitutes a Superior Proposal and that was made after the date hereof and that did not result from a breach of this Section 5.1, make an Adverse Recommendation Change if the Company Board has concluded in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the failure of the Company Board to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Legal Requirements; provided, however, that the Company shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this sentence unless the Company has: (A) provided to Parent three business days’ prior written notice (such notice, a “Notice of Superior Proposal”), which notice shall not be deemed to be a Adverse Recommendation Change, advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including the then current material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board and the identity of the Person making the proposal (it being understood and agreed that any amendment to the financial terms or any material amendment to any other material term of any such Superior Proposal shall require a new Notice of Superior Proposal and a new two business day period), (B) during the applicable notice period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that any Acquisition Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal and (C) at the end of the applicable notice period, such Acquisition Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Parent following a Notice of Superior Proposal, as a result of the negotiations required by clause (A) or otherwise).

In addition, and notwithstanding any provision to the contrary in this Section 5.1, at any time prior to the Specified Time the Company Board may, in response to a material development or change in circumstances occurring or arising after the date hereof that was neither known to the Company Board nor reasonably foreseeable as of or prior to the date hereof (and not relating to any Acquisition Proposal) (such material development or change in circumstances, an “Intervening Event”), make an Adverse Recommendation Change if the Company Board has concluded in good faith, after consultation with its outside counsel, that, in light of such Intervening Event, the failure of the Company Board to effect such an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Legal Requirements; provided that, the Company

Board shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this sentence unless the Company has (x) provided to Parent at least three business days’ prior written notice (unless the Intervening Event arises fewer than three business days prior to the Stockholders’ Meeting) advising Parent that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail and (y) during such three business day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event. Any Adverse Recommendation Change shall not change the approval of this Agreement, the Voting Undertakings or any other approval of the Company Board, including in any respect that would have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby or thereby, including the Merger.

Nothing in this Section 5.1 shall be deemed prior to the termination of this Agreement to (A) permit the Company to take any action described in clauses (ii) or (iii) of the first sentence of this Section 5.1(b), or (B) affect any obligation of the Company under this Agreement or limit the Company’s obligation to call, give notice of, convene and hold the Stockholders’ Meeting, regardless of whether the Company Board has withdrawn or modified its recommendation of this Agreement and the Merger.

5.1(c) Notices to Parent; Additional Negotiations. The Company shall promptly (within 24 hours of gaining Knowledge) notify Parent upon the Company gaining Knowledge of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal, or of any inquiry with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the Person making any such Acquisition Proposal or inquiry. The Company shall not provide any information to or participate in discussions or negotiations with the Person making any Acquisition Proposal until after the Company has first notified Parent of such Acquisition Proposal as required by the preceding sentence. The Company shall keep Parent reasonably informed in all material respects of the status of any such Acquisition Proposal and shall (i) promptly (within 24 hours of gaining Knowledge) notify Parent if it has begun to furnish information to, or to participate in discussions or negotiations with, a Person making any such Acquisition Proposal or inquiry and shall promptly (within 24 hours of gaining Knowledge) notify Parent of any material change in the terms of any such Acquisition Proposal or inquiry, (ii) provide to Parent as soon as practicable after receipt or delivery thereof any correspondence or proposed transaction documents received from or on behalf of any third party relating to the terms of any Acquisition Proposal and (iii) if Parent shall make a counterproposal (including, without limitation, following delivery of a written notice to Parent pursuant to Section 5.1(b)), consider and cause its financial and legal advisors to consider in good faith the terms of such counterproposal. Contemporaneously with providing any correspondence, other written materials or other non-public information to a third party in connection with any such Superior Proposal or inquiry, the Company shall furnish a copy of such information to Parent (to the extent not already previously provided). None of the Acquired Corporations shall enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing such information to Parent.

5.1(d) Certain Permitted Disclosure. Nothing contained in this Section 5.1, in Section 5.5 or otherwise contained in this Agreement shall be deemed to prohibit the Company from taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose would be inconsistent with its obligations under applicable Legal Requirements.

5.1(e) Cessation of Ongoing Discussions. The Acquired Corporations shall, and shall cause their Representatives to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

5.2 Proxy Statement/Prospectus; Registration Statement.

5.2(a) As promptly as practicable after the execution of this Agreement, Parent and the Company shall jointly prepare and (i) the Company will file with the SEC the Proxy Statement/Prospectus in connection with the vote of the stockholders of the Company in respect of this Agreement and (ii) Parent will file with the SEC the Form S-4 Registration Statement, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in connection with the Merger. Each of Parent and the Company shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the Form S-4 Registration Statement, or in any amendments or supplements thereto, shall cause its counsel to cooperate with the other party’s counsel in the preparation of the Proxy Statement/Prospectus and the Form S-4 Registration Statement, and shall request the cooperation of such party’s auditors in the preparation of the Proxy Statement/Prospectus and the Form S-4 Registration Statement. Each of Parent and the Company shall respond to any comments of the SEC and shall use all commercially reasonable efforts to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filings, and each of Parent and the Company will provide the other with a reasonably opportunity to review and comment (which comments will be considered by the other party in good faith) on any amendment or supplement on the Proxy Statement/Prospectus or the Form S-4 Registration Statement prior to the filing thereof with the SEC. Parent will advise the Company, as soon as practicable after it receives notice thereof, of the time when the Form S-4 Registration Statement has been declared effective by the SEC and the Company shall cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of Parent and the Company shall notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Form S-4 Registration Statement, the Proxy Statement/Prospectus or any filing pursuant to Section 5.2(b) or for additional information and shall supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Form S-4 Registration Statement, the Proxy Statement/Prospectus, the Merger or any filing pursuant to Section 5.2(b). Each of Parent and the Company shall use all commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.2 to comply in all material respects with all Legal Requirements.

5.2(b) If, at any time prior to the Specified Time, any information is discovered or any event occurs with respect to Parent or any of the Acquired Corporations, or any change occurs with respect to the other information included in the Form S-4 Registration Statement or the Proxy Statement/Prospectus which is required to be described in an amendment of, or a supplement to, the Form S-4 Registration Statement or the Proxy Statement/Prospectus so that such document does not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party learning of such information shall notify the other parties promptly of such event, and Parent and the Company shall promptly file with the SEC any necessary amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus, respectively, Parent shall use its reasonable best efforts to have such amendment or supplement cleared for mailing as soon as practicable, and, Parent and the Company shall, as required by Legal Requirements, disseminate the information contained in such amendment or supplement to holders of Company Common Stock; provided that no amendment or supplement will be filed and no such information shall be otherwise disseminated without prior consultation between Parent and the Company and providing Parent and the Company with a reasonable opportunity to review and comment on such amendment or supplement.

5.2(c) Parent and the Company shall promptly make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable Blue Sky Laws and the rules and regulations thereunder.

5.3 NASDAQ Quotation. Parent and the Company each agree to use commercially reasonable efforts to continue the quotation of Parent Common Stock and Company Common Stock, respectively, on The NASDAQ Stock Market during the term of this Agreement.

5.4 Access to Information. Each of Parent and the Company shall afford to each other’s officers, employees, accountants, counsel and other representatives, reasonable access (subject to Legal Requirements regarding the sharing of such information), during normal business hours, and upon reasonable prior notice, during the period from the date hereof through the Effective Time or the termination of this Agreement, to its properties, books, contracts, commitments, personnel and records in a manner commensurate with due diligence conducted by any party prior to the date hereof. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the parties or their respective Subsidiaries, as the case may be, or create a risk of damage or destruction to any property or assets of the parties or their respective Subsidiaries. During such period, the Company and Parent shall furnish or make available promptly to each other (except as otherwise available on EDGAR) (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties, assets and personnel as the other may reasonably request. Parent and the Company, as the case may be, will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 5.4 or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. Notwithstanding the foregoing, Parent and the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) access to such documents or information would risk of waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (ii) access to a contract to which any of the Acquired Corporations or Parent and its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right terminate or accelerate the rights under, such contract.

5.5 Stockholders and Stockholders’ Meeting.

5.5(a) The Company, acting through the Company Board, shall take all actions in accordance with Legal Requirements, the Organizational Documents and the rules of The NASDAQ Stock Market to promptly and duly call, give notice of, convene and hold as promptly as practicable after the declaration of effectiveness of the Form S-4 Registration Statement the Stockholders’ Meeting for the purpose of considering and voting upon the Voting Proposal (as defined below). Subject to Section 5.1(b), to the fullest extent permitted by Legal Requirements, (i) the Company Board shall recommend adoption of this Agreement by the stockholders of the Company (the “Voting Proposal”) and include such recommendation in the Proxy Statement/Prospectus, (ii) neither the Company Board nor any committee thereof shall effect an Adverse Recommendation Change and (iii) the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the Voting Proposal and shall take all other action necessary or advisable to secure the Required Stockholder Vote.

5.5(b) Without limiting the generality of the foregoing, (i) the Company agrees that its obligation to duly call, give notice of, convene and hold a meeting of the holders of Company Common Stock, as required by this Section, shall not be affected by the withdrawal, amendment or modification of the recommendation by the Company Board or committee thereof and (ii) the Company agrees that its obligations pursuant to this Section shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal.

5.5(c) Except to the extent required by Legal Requirements, the Company shall not (i) change the date specified in the Proxy Statement/Prospectus for the Stockholders’ Meeting or (ii) postpone, delay or adjourn the Stockholders’ Meeting, except, in each case, after consultation with Parent, (A) to the extent necessary to ensure that any amendment or supplement to the Proxy Statement/Prospectus required by applicable Legal Requirements is provided to the stockholders of the Company sufficiently in advance of the Stockholders’ Meeting or (B) if there are an insufficient number of shares of Company Common Stock represented in person or by proxy at the Stockholders’ Meeting to constitute a quorum or to adopt this Agreement, in which case the Company may adjourn the Stockholders’ Meeting and use its commercially reasonable efforts to obtain a quorum and/or the Required Stockholder Vote as promptly as practicable in the prevailing circumstances.

5.6 Legal Conditions to the Merger.

5.6(a) Subject to the terms hereof, including Section 5.6(b), the Company and Parent shall each use commercially reasonable efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) as promptly as practicable, obtain from any Governmental Body or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Acquired Corporations or Parent in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act, the Exchange Act and any other applicable federal or state securities laws, (B) the HSR Act, any foreign antitrust laws or regulations, and any related governmental request thereunder, and (C) any other Legal Requirements, and (iv) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. The Company and the Parent shall cooperate with each other in connection with the making of all such filings (subject to Legal Requirements regarding the sharing of information), including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, accepting all reasonable additions, deletions or changes suggested in connection therewith. The Company and Parent shall each use commercially reasonable efforts (subject to Legal Requirements regarding the sharing of information) to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Legal Requirements (including all information required to be included in the Proxy Statement/Prospectus and the Form S-4 Registration Statement) in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Parent and the Company agree that nothing contained in this Section 5.6(a) shall modify or affect their respective rights and responsibilities under Section 5.6(b).

5.6(b) Subject to the terms hereof, Parent and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use commercially reasonable efforts to obtain any government clearances, approvals, actions, or non-actions required for Closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade and/or competition (collectively, “Antitrust Laws”), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an “Antitrust Order”) that restricts, prevents or prohibits, or threatens to restrict, prevent, or prohibit, the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Parent shall be entitled to direct any proceedings or negotiations with any Governmental Body relating to any of the foregoing, provided that it shall afford the Company a reasonable opportunity to participate therein. In furtherance and not in limitation of the foregoing, Parent and the Company shall (i) keep each other informed of any communication received from, or given to, the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body and of any communication received from or given to any Person (other than the employees, agents, attorneys, representatives, advisors, consultants, or Affiliates of Parent or the Company) in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (ii) permit the other to review in advance any communication given by such Person to, and consult with the other in advance of any meeting or conference with, the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body or, in connection with any proceeding by a private party, with any other Person (other than the employees, agents, attorneys, representatives, advisors, consultants, or Affiliates of Parent or the Company) and, to the extent permitted by the United States Federal Trade Commission, the United States Department of Justice, or any other United States or foreign Governmental Body or other Person, give the other the opportunity to attend and participate in such meetings and conferences.

5.6(c) Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets of Parent or any of its Affiliates or the Company or any of its Affiliates or the holding separate of the shares of Company Common Stock (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any material limitation on the ability of Parent or any of its Affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Common Stock (or shares of stock of the Surviving Corporation). Notwithstanding anything in this Agreement, neither the Company nor its Affiliates shall be under any obligation to execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets of the Company or any of its Affiliates, except in each case, as would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, taken as a whole.

5.6(d) Each of Parent and the Acquired Corporations shall give any notices to third parties, and use all commercially reasonable efforts to obtain any third party consents related to or required in connection with the Merger that are (A) necessary to consummate the transactions contemplated hereby, (B) necessary to secure or perfect rights in any Acquired Corporation Proprietary Rights, (C) disclosed or required to be disclosed in the Company Disclosure Schedule or Parent Disclosure Schedule, as the case may be, or (D) required to prevent the occurrence of an event that would reasonably be expected to have a Material Adverse Effect on the Company or Parent, as the case may be, prior to or after the Effective Time.

5.7 Public Disclosure. Except as may be required by Legal Requirements or stock market regulations, (a) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent, and (b) Parent and the Company shall each use all commercially reasonable efforts to consult with the other party before issuing any other press release or otherwise making any public statement with respect to the Merger or this Agreement.

5.8 Section 368(a) Reorganization. Parent, Merger Sub and Company shall each use all commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code and shall not knowingly take any action, or fail to take any action, which action or failure would prevent, or reasonably be expected to prevent, the Merger from qualifying as a reorganization under Section 368(a) of the Code.

5.9 Additional Voting Undertakings. The Company will use its commercially reasonable efforts to obtain executed Voting Undertakings from Roland Duchatelet and Elex N.V. as soon as practicable after the date hereof.

5.10 NASDAQ Stock Market Listing. Parent shall, if required by the rules of The NASDAQ Stock Market, file with The NASDAQ Stock Market a Notification Form for Listing Additional Shares with respect to the shares of Parent Common Stock issuable in connection with the Merger.

5.11 Stockholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or the Company Board relating to this Agreement or any of the transactions contemplated by this Agreement, and shall not settle any such litigation without Parent’s prior written consent, which will not be unreasonably withheld or delayed.

5.12 Indemnification.

5.12(a) From and after the Effective Time, Parent shall, to the fullest extent permitted by applicable Legal Requirements, cause the Surviving Corporation, for a period of six years from the Effective Time, to honor all of the Company’s obligations to indemnify and hold harmless each present and former director and officer of any of the Acquired Corporations (the “Indemnified Parties”), against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist at the Effective Time.

5.12(b) For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain (to the extent available in the market) in effect a directors’ and officers’ liability insurance policy covering those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (a complete and accurate copy of which has been delivered or made available to Parent prior to the date of this Agreement) with coverage in amount and scope at least as favorable to such Persons as the Company’s existing coverage (the “D&O Insurance”); provided, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 250% of the annual premium currently paid by the Company for such coverage and, for the avoidance of doubt, if the cost for any such coverage is in excess of such amount, Parent or the Surviving Corporation shall be required to maintain such coverage as is available for such amount.

5.12(c) If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 5.12.

5.12(d) The obligations set forth in this Section 5.12 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Party (or any other person who is a beneficiary under the D&O Insurance and their heirs and representatives) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the D&O Insurance (and their heirs and representatives). Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Insurance (and their heirs and representatives) are intended to be third party beneficiaries of this Section 5.12, with full rights of enforcement as if a party thereto. The provisions of this Section are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by law, charter, statute, by-law or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. Parent shall unconditionally and irrevocably guarantee the obligations of the Surviving Corporation with respect to any and all amounts payable under this Section.

5.13 Employee Matters.

5.13(a) The Company shall provide to Parent reasonable access to the employees and personnel information of the Acquired Corporations for purposes of enabling Parent to (i) review the identities and current employment terms of the Acquired Corporations’ employees, and (ii) meet with, make offers of employment (on terms acceptable to Parent in its sole discretion) to, and enter into acceptable employment arrangements with those employees listed on Part 5.13(a) of the Company Disclosure Schedule (the “Key Employees”), on or prior to the Effective Time. The Company shall use its commercially reasonable efforts to assist Parent in obtaining agreement on employment arrangements with such Key Employees.

5.13(b) With respect to the employees of the Acquired Corporations who are employed after the Effective Time by the Acquired Corporations (the “Continuing Employees”), (i) Parent shall provide, for a period of one (1) year following the Closing Date, to such Continuing Employees, benefit plans providing coverage and benefits that are either the same as (x) those being received by them from the Company immediately prior to the Effective Time, or (y) those provided to similarly situated employees of Parent or any of its Affiliates, and (ii) to the extent permitted under the terms of Parent’s applicable benefit plans, Parent shall treat and cause its applicable benefit plans to treat the service of the Continuing Employees with the Acquired Corporations prior to the Effective Time as service rendered to Parent or any Affiliate of Parent for purposes of eligibility to participate and vesting, including applicability of minimum waiting periods for participation, but not for benefit accrual. Parent shall use commercially reasonable efforts to provide that no such Continuing Employee, or any of his or her eligible dependents, who, at the Effective Time, are participating in the Acquired Company’s group health plan shall be excluded from Parent’s group health plan, or limited in coverage thereunder, by reason of any waiting period restriction or pre-existing condition limitation. Notwithstanding the foregoing, Parent shall not be required to provide any coverage, benefits or credit inconsistent with the terms of any Parent benefit plans. Furthermore, nothing contained in this Section shall require or imply that the employment of the employees of the Acquired Corporations who are employed at the Effective Time will continue for any particular period of time following the Effective Time. This Section is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties to this Agreement and their respective successors and permitted assigns, to create any agreement of employment with any Person or to otherwise create any third-party beneficiary hereunder, or to be interpreted as an amendment to any plan of Parent or any Affiliate of Parent.

5.13(c) Following the date hereof and prior to the Effective Time, the Company Board (or the appropriate committee thereof) shall take all necessary action under the Company Stock Plans, in a manner consistent with the Company’s normal practices, to grant to Gelu Voicu, the chief executive officer of the Company, with such grants to be effective immediately prior to the Effective Time, (i) Company Options to purchase 141,650 shares of Company Common Stock, which Company Options shall vest in equal annual installments over a four-year period following the date of grant with the first such installment vesting on the one-year anniversary of the date of grant, and (ii) Company RSU Awards which shall entitle the grantee to receive upon settlement thereof 85,000 shares of Company Common Stock, which Company RSU Awards shall vest in equal annual installments over a three-year period following the date of grant with the first such installment vesting on the one-year anniversary of the date of grant. Each of such Company Options and Company RSU Awards shall be granted pursuant to award agreements consistent in all respects with the forms of award agreements used by the Company prior to the date hereof; provided, that such agreements shall provide for acceleration of vesting only upon a termination of employment without Cause or for Good Reason within three years following a Change in Control of Parent (as such terms are defined in the Employment Agreement). At the Effective Time, each Company Option and Company RSU Award shall be treated in the manner provided in Section 1.8 hereof.

5.14 Notification of Certain Matters. Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any breach of any representation or warranty of the

Company or Parent such that the conditions set forth in Section 6.2(a) or Section 6.3(a), as applicable, would not be satisfied, (b) any breach of any covenant or obligation of the Company or Parent such that the conditions set forth in Section 6.2(b) or Section 6.3(b), as applicable, would not be satisfied, or (c) any Material Adverse Effect on Parent or the Company, as the case may be. Notwithstanding the above, the delivery of any notice pursuant to this Section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

5.15 Exemption from Liability Under Section 16(b).

5.15(a) The Board of Directors of the Company, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3 under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the receipt by the Company Insiders (as defined below) of Parent Common Stock or Converted Options, as applicable, in exchange for shares of Company Common Stock, Outstanding Company Options or Outstanding Company RSU Awards pursuant to the transactions contemplated hereby is intended to be exempt pursuant to Rule 16b-3 under the Exchange Act.

5.15(b) The Board of Directors of Parent, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3 under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the receipt by Parent Insiders (as defined below) of Parent Common Stock, Converted Options or Converted RSU Awards, as applicable, in exchange for shares of Company Common Stock, Outstanding Company Options or Outstanding Company RSU Awards pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, is intended to be exempt pursuant to Rule 16b-3 under the Exchange Act.

5.15(c) For purposes of this Agreement, “Section 16 Information” means information regarding the Company Insiders and the number of shares of Company Common Stock, Outstanding Company Options or Outstanding Company RSU Awards deemed to be beneficially owned by each such Company Insider and expected to be exchanged for Parent Common Stock, Converted Options or Converted RSU Awards in connection with the Merger, which shall be provided by the Company to Parent within ten (10) business days after the date of this Agreement.

5.15(d) For purposes of this Agreement, “Company Insiders” mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company equity securities, as listed in the Section 16 Information, and “Parent Insiders” mean those Company Insiders, if any, who after the consummation of the Merger will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent equity securities.

5.16 Tax Matters.

5.16(a) From the date of this Agreement until the Effective Time, the Acquired Corporations, consistent with past practice, shall (i) duly and timely file all Tax Returns and other documents required by it to be filed with federal, state and local Tax authorities the failure to file of which could have a material negative impact, financial or otherwise, subject to extensions permitted by Law and properly granted by the appropriate authority, provided that the Company notifies Parent that any of the Acquired Corporations is availing itself of such extensions, and (ii) pay all Taxes shown due on such Tax Returns.

5.16(b) Each party shall reasonably cooperate with the other in the preparation, execution, and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar taxes which become payable in connection with the transactions contemplated by this Agreement. From the date hereof through the Effective Time, the Acquired Corporations shall use reasonable efforts to provide Parent with any other Tax information reasonably requested by Parent.

5.17 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

5.18 Obligations of Parent and Merger Sub. Parent and Merger Sub shall not take any action that would materially impair or prevent the satisfaction of any conditions in Section 6.

SECTION 6: CONDITIONS TO MERGER.

6.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

6.1(a) Stockholder Approval. The Voting Proposal shall have been approved at the Stockholders’ Meeting, at which a quorum is present, by the Required Stockholder Vote.

6.1(b) HSR Act and other Antitrust Laws. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and all other necessary approvals under applicable Antitrust Laws shall have been obtained.

6.1(c) Governmental Approvals. Other than the filing of the Certificate of Merger, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Body in connection with the Merger and the consummation of the other transactions contemplated by this Agreement, shall have been filed, been obtained or occurred on terms and conditions which may not reasonably be expected to have a Material Adverse Effect on the Company or Parent.

6.1(d) Registration Statement; Proxy Statement/Prospectus. The Form S-4 Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff and not concluded or withdrawn.

6.1(e) No Injunctions. No Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or the other transactions contemplated by this Agreement.

6.1(f) Tax-Free Reorganization. Each of Company and Parent shall have received a written opinion from its respective counsel, dated as of the Closing Date, to the effect that, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368 of the Code. An officer of each of Parent, Merger Sub and the Company shall execute and deliver to such counsel its respective tax representation letter attached hereto as EXHIBIT D, upon which such counsel can rely in rendering such opinions.

6.1(g) No Restraints. There shall not be instituted or pending any action or proceeding by any Governmental Body (i) seeking to restrain, prohibit, make illegal or otherwise interfere with the ownership or operation by Parent or any of its Subsidiaries of all or any material portion of the business of the Acquired Corporations or of Parent or any of its Subsidiaries or to compel the Acquired Corporations or Parent or any of its Subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Acquired Corporations or of Parent or any of its Subsidiaries, (ii) seeking to impose limitations on the ability of Parent or any of its Subsidiaries effectively to exercise full rights of ownership of the shares of Company Common Stock (or shares of stock of the Surviving Corporation) including the right to vote any such shares on any matters properly presented to stockholders or (iii) seeking to require divestiture by the Acquired Corporations or Parent or any of its Subsidiaries of any such shares, except in each case, as would not reasonably be expected to have a Material Adverse Effect on Parent or the Acquired Corporations, as the case may be.

6.2 Additional Conditions to Obligations of Parent and the Merger Sub. The obligations of Parent and the Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by Parent and the Merger Sub:

6.2(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and (ii) where the failure to be true and correct (without regard to any materiality qualifications contained therein), individually or in the aggregate, has not had, and would not be reasonably likely to have, a Material Adverse Effect on the Acquired Corporations and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

6.2(b) Performance of Obligations of the Acquired Corporations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

6.2(c) Employment Agreements. The Employment Agreements shall be in full force and effect.

6.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Company:

6.3(a) Representations and Warranties. The representations and warranties of Parent and the Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date, except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and (ii) where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and would not be reasonably likely to have, a Material Adverse Effect on Parent and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

6.3(b) Performance of Obligations of Parent and the Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

6.3(c) NASDAQ. The shares of Parent Common Stock to be issued in the Merger and the transactions contemplated hereby shall have been authorized for listing on The NASDAQ Stock Market, subject to official notice of issuance.

SECTION 7: TERMINATION AND AMENDMENT.

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 7.1(b) through 7.1(h), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after the approval of the Voting Proposal by the stockholders of the Company or the sole stockholder of the Merger Sub:

7.1(a) by mutual written consent of Parent, Merger Sub and the Company; or

7.1(b) by either Parent or Company if the Merger shall not have been consummated by the six (6)-month anniversary of the date of this Agreement, which date shall be extended, upon written notice of either Parent or the Company to the other party on or prior to the six (6) month anniversary of the date of this Agreement, to the nine (9) month anniversary of the date of this Agreement in the event that (i) all waiting periods (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act shall not have expired or been terminated or (ii) any other approval under applicable Antitrust Laws as set forth in Section 6.1(b) shall not have been obtained, in each case on or prior to the six (6)-month anniversary of the date of this Agreement (such date, as it may have been extended pursuant to the preceding clause (ii), the “Outside Date”) (provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before the Outside Date); or

7.1(c) by either Parent or the Company if a Governmental Body of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

7.1(d) by either Parent or the Company if at the Stockholders’ Meeting (including any adjournment or postponement thereof permitted by this Agreement) at which a vote on the Voting Proposal is taken, the Required Stockholder Vote in favor of the Voting Proposal shall not have been obtained;

7.1(e) by Parent, if: (i) the Company Board (or any committee thereof) shall have made an Adverse Recommendation Change; (ii) the Company Board or any committee thereof shall have approved or recommended to the stockholders of the Company an Acquisition Proposal (other than the Merger); (iii) the Company shall have entered into an Alternative Acquisition Agreement constituting or relating to any Acquisition Proposal or (iv) the Company Board (or any committee thereof) shall have failed to reconfirm its recommendation of the Voting Proposal within ten business days after Parent requests in writing that the Company Board (or any committee thereof) do so, provided such request may only be made in the event the Company has received a public announcement of an Acquisition Proposal or any amendment to an Acquisition Proposal; or

7.1(f) by Parent, following a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.2(a) or 6.2(b) not to be satisfied, and (ii) if curable, shall not have been cured prior to the earlier of twenty (20) days following receipt by the Company of written notice from Parent of such breach or failure to perform or the Outside Date; or

7.1(g) by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent or the Merger Sub set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.3(a) or 6.3(b) not to be satisfied, and (ii) if curable, shall not have been cured prior to the earlier of twenty (20) days following receipt by Parent of written notice from the Company of such breach or failure to perform from the Company or the Outside Date.

7.1(h) by the Company, if the Company Board shall have made an Adverse Recommendation Change in response to a Superior Proposal in accordance with the terms and conditions of Section 5.1(b), the Company shall have paid Parent the Termination Fee as provided under Section 7.3 and immediately following the termination of this Agreement, the Company enters into a definitive acquisition agreement with respect to the Superior Proposal which was the subject of such Adverse Recommendation Change.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Parent, the Company, the Merger Sub or their respective officers, directors, stockholders, stockholders or Affiliates; provided that (i) any such termination shall not relieve any party from liability for any willful breach of this Agreement or fraud and (ii) the provisions of Sections 4.2 (Confidentiality), Section 7.2 (Effect of Termination), Section 7.3 (Fees and Expenses) and Section 8 (Miscellaneous Provisions) (to the extent applicable to such surviving sections) of this Agreement and the Confidentiality Agreements shall remain in full force and effect and survive any termination of this Agreement.

7.3 Fees and Expenses.

7.3(a) All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

7.3(b) The Company shall pay Parent a termination fee equal to $3,270,000 (the “Termination Fee”) in the event of the termination of this Agreement:

(i) by Parent pursuant to Section 7.1(e);

(ii) by the Company pursuant to Section 7.1(h); or

(iii) by Parent or the Company pursuant to Section 7.1(d) if, after the date hereof, and at or prior to the time of such failure to obtain the Requisite Stockholder Vote, (A) there shall have been publicly announced an Acquisition Proposal relating to the Company, (B) such Acquisition Proposal shall not have been absolutely and unconditionally withdrawn and abandoned more than ten (10) business days prior to the Stockholders’ Meeting, and (C) within twelve (12) months after such termination there shall have been consummated any Acquisition Transaction, or the Company shall have entered into an Alternative Acquisition Agreement relating to an Acquisition Proposal (a “Tail Transaction”); provided, however, that for purposes of this Section, the references to “20%” in the definition of “Acquisition Proposal” and “Acquisition Transaction” shall be deemed to be references to “50%.”

7.3(c) Any fee due under Section 7.3(b)(i) shall be paid by wire transfer of same-day funds within one (1) business day after the date of termination of this Agreement. Any fee due under Section 7.3(b)(ii) shall be paid by wire transfer of same-day funds at or prior to the termination of this Agreement. Any fee due under Section 7.3(b)(iii) shall be paid by wire transfer of the same-day funds within one business day after the consummation of the Tail Transaction.

7.3(d) The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If the Company fails to promptly pay to Parent any expense reimbursement or fee due hereunder, Company shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Bank of America, N.A. plus two percent per annum, compounded quarterly, from the date such expense reimbursement or fee was required to be paid. Payment of the fees and expenses described in this Section 7.3 shall not be in lieu of damages incurred in the event of a breach of this Agreement described in clause (i) of Section 7.2.

SECTION 8: MISCELLANEOUS PROVISIONS.

8.1 Amendment. This Agreement may be amended at any time prior to the Effective Time by the parties hereto, by action taken or authorized by their respective boards of directors, whether before or after adoption of this Agreement by the stockholders of the Company or Merger Sub; provided, however, that after any such stockholder approval of this Agreement, no amendment shall be made to this Agreement that by law requires further approval or authorization by the stockholders of the Company or Merger Sub without such further approval or authorization. This Agreement may not be amended, except by an instrument in writing signed by or on behalf of each of the parties hereto.

8.2 Remedies Cumulative; Waiver.

8.2(a) The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by Legal Requirements, (i) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (ii) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

8.2(b) At any time prior to the Effective Time, Parent (with respect to the Company) and the Company (with respect to Parent and Merger Sub), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of such party to this Agreement, (ii) waive any inaccuracies in the representation and warranties contained in this Agreement or any document delivered pursuant to this Agreement and (iii) waive compliance with any covenants, obligations or conditions contained in this Agreement. Any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

8.3 No Survival. None of the representations and warranties, or any covenant to be performed prior to the Effective Time, contained in this Agreement shall survive the Effective Time and only the covenants that by their terms survive the Effective Time and this Section 8 shall survive the Effective Time.

8.4 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and Parent Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties to this Agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof.

8.5 Execution of Agreement; Counterparts; Electronic Signatures.

8.5(a) This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties; it being understood that all parties need not sign the same counterpart.

8.5(b) The exchange of copies of this Agreement and of signature pages by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by a combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of an original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

8.5(c) Notwithstanding the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001 et seq.), the Uniform Electronic Transactions Act, or any other Legal Requirement relating to or enabling the creation, execution, delivery, or recordation of any contract or signature by electronic means, and notwithstanding any course of conduct engaged in by the parties, no party shall be deemed to have executed this Agreement or any other document contemplated by this Agreement (including any amendment or other change thereto) unless and until such party shall have executed this Agreement or such document on paper by a handwritten original signature or any other symbol executed or adopted by a party with current intention to authenticate this Agreement or such other document contemplated.

8.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

8.7 Consent to Jurisdiction; Venue. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in the Court of Chancery of the State of Delaware; (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Court of Chancery of the State of Delaware; and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Court of Chancery of the State of Delaware. Each of the parties hereto agrees that a final judgment in any such action or proceeding and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.13. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Legal Requirements.

8.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

8.9 Disclosure Schedules.

8.9(a) The Company Disclosure Schedule and Parent Disclosure Schedule shall be arranged in separate Parts corresponding to the numbered and lettered sections contained in Section 2 and Section 3 hereof, respectively. Any matter disclosed in any section or subsection of the Company Disclosure Schedule or in any section or subsection of the Parent Disclosure Schedule will be deemed to be disclosed in any other section of the Company Disclosure Schedule or in any section of the Parent Disclosure Schedule, respectively, to the extent that it is readily apparent based on the substance of such disclosure that such disclosure is applicable to such other subsection or section.

8.9(b) If there is any inconsistency between the statements in this Agreement and those in the Company Disclosure Statement or Parent Disclosure Schedule (other than an exception set forth as such in the Company Disclosure Schedule or Parent Disclosure Schedule), the statements in this Agreement will control.

8.10 Assignments and Successors. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Company’s rights hereunder may be assigned by the Company without the prior written consent of Parent. Any attempted assignment of this Agreement or of any such rights by the Company without such consent shall be void and of no effect.

8.11 No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that after the Effective Time, the Indemnified Persons shall be third party beneficiaries of, and entitled to enforce, Section  5.12 “Indemnification.

8.12 Notices. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); or (b) sent by facsimile with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (a), in each case to the following addresses or facsimile numbers and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number or person as a party may designate by notice to the other parties):

Company (before the Closing):	Catalyst Semiconductor, Inc.
2975 Stender Way
Santa Clara, CA 95054
Attention:	Chief Executive Officer
Fax no.:	(408) 542 1402

with a copy to:	O’Melveny & Myers LLP Embarcadero Center West 275 Battery Street, Suite 2600 San Francisco, CA 94111
Attention:	Steve L. Camahort, Esq.
Fax no.:	(415) 984-8701

Parent and Merger Sub:	ON Semiconductor Corporation
5005 East McDowell
Phoenix, AZ 85008
Attention:	General Counsel
Fax no.:	(602) 244-5500

with a copy to:	DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94301
Attention:	Diane Holt Frankle, Esq.
David P. Lewis, Esq.
Fax no.:	(650) 833-2001

8.13 Construction; Usage.

8.13(a) Interpretation. In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii) reference to any gender includes each other gender;

(iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii) “or” is used in the inclusive sense of “and/or”;

(ix) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto; and

(xi) any dollar thresholds set forth herein shall not be used as a benchmark for determination of what is or is not “material” or a “Material Adverse Effect” under this Agreement.

8.13(b) Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

8.13(c) Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

8.14 Enforcement of Agreement. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties acknowledge and agree that each other party hereunder would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by a party hereunder could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which a party hereunder may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

8.15 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ON SEMICONDUCTOR, INC.

By:	/s/ Keith Jackson
Name:	Keith Jackson
Title:	President & CEO

CENTAUR ACQUISITION CORPORATION

By:	/s/ Keith Jackson
Name:	Keith Jackson
Title:	President

CATALYST SEMICONDUCTOR, INC.

By:	/s/ Gelu Voicu
Name:	Gelu Voicu
Title:	President and Chief Executive Officer

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this EXHIBIT A):

Acquired Corporation(s). An “Acquired Corporation” means the Company or any of its Subsidiaries, and the “Acquired Corporations” means the Company and all of its Subsidiaries.

Acquired Corporation Contract. “Acquired Corporation Contract” shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

Acquired Corporation Product(s). “Acquired Corporation Product(s)” means each and all of the products of any Acquired Corporation (including without limitation all software products), whether currently being distributed, currently under development, or otherwise anticipated to be distributed under any product “road map” of an Acquired Corporation.

Acquired Corporation Proprietary Rights. “Acquired Corporation Proprietary Rights” shall mean any Proprietary Rights owned by or licensed to any of the Acquired Corporations or otherwise used in the business of any Acquired Corporation.

Acquired Corporation Source Code. “Acquired Corporation Source Code” shall mean any source code, or any portion, aspect or segment of any source code that forms part of or is included in any Acquired Corporation Product or that is owned by any of the Acquired Corporations.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer, whether in one transaction or a series of related transactions, for (i) a merger, consolidation, dissolution, tender offer, exchange offer, recapitalization, share exchange, business combination or other similar transaction involving any of the Acquired Corporations, in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Acquired Corporations; (ii) the issuance by any of the Acquired Corporations of over 20% of its equity securities (other than pursuant to any underwritten or broadly distributed offering), (iii) the acquisition (including, without limitation, through any license or lease, other than nonexclusive licenses in the Ordinary Course of Business) in any manner, directly or indirectly, of assets that constitute or account for over 20% of the consolidated net revenues, net income or assets of any of the Acquired Corporations, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined under Section 13(d) under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding shares of Company Common Shares, or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Acquired Corporations in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly shall acquire beneficial ownership of 20% or more of the outstanding securities of any class of voting securities of any of the Acquired Corporations.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions involving an Acquisition Proposal.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, through one or more intermediaries, is in control of, is controlled by or is under common control with such Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

Antitrust Laws. “Antitrust Laws” shall mean the HSR Act and any other antitrust, unfair competition, merger or acquisition notification, or merger or acquisition control Legal Requirements under any applicable jurisdictions, whether federal, state, local or foreign.

Company Common Stock. “Company Common Stock” shall mean the Common Stock, $0.001 par value per share, of the Company.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 8.9 and that has been delivered by the Company to Parent on the date of this Agreement and signed by the President of the Company.

Company Preferred Stock. “Company Preferred Stock” shall mean the Preferred Stock, $0.001 par value per share, of the Company.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

Copyrights. “Copyrights” shall mean all copyrights, copyrightable works, semiconductor topography and mask work rights, and applications for registration thereof, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights and rights of ownership of copyrightable works, semiconductor topography works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions.

DGCL. “DGCL” shall mean the Delaware General Corporation Law.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance (excluding licenses granted under Proprietary Rights), claim, infringement, interference, option, right of first refusal, equitable interest, title retention or title reversion agreement, preemptive right, community property interest or restriction of any nature, whether accrued, absolute, contingent or otherwise (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environment. “Environment” shall mean soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

Environmental, Health, and Safety Liabilities. “Environmental, Health, and Safety Liabilities” shall mean any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

(a) any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

(b) fines, penalties, judgments, awards, settlements, legal or administrative Legal Proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

(c) financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions (“Cleanup”) required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

(d) any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

Environmental Law. “Environmental Law” shall mean any Legal Requirement that requires or relates to:

(a) advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment;

(b) preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

(c) reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

(d) assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of, including, but not limited to, European Union Directives 2002/95/EC (RoHS) and 2000/53/EC (ELV) restricting of the use of certain hazardous substances in electrical and electronic equipment, European Union Directive 2002/96/EC (WEEE) concerning waste electrical and electronic equipment, European Union Regulation No. 1907/2006 concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), People’s Republic of China Ministry of Information Industry Order #39 (China RoHS), and analogous laws in other jurisdictions.

(e) protecting resources, species, or ecological amenities;

(f) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

(g) cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

(h) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Facilities. “Facilities” shall mean any real property, leaseholds, or other interests currently or formerly owned or operated by any Acquired Corporation and any buildings, plants, structures, or equipment (including motor vehicles, tank cars, and rolling stock) currently or formerly owned or operated by any Acquired Corporation.

Form S-4 Registration Statement. “Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

GAAP. “GAAP” shall mean generally accepted accounting principles for financial reporting in the United States, applied on a basis consistent with the basis on which the financial statements referred to in Section 2.5 and 3.5 were prepared.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

Hazardous Materials. “Hazardous Materials” shall mean any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Issued Patents. “Issued Patents” shall mean all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name, issued by the United States Patent and Trademark Office and any other applicable Governmental Body.

Knowledge. An individual will be deemed to have “Knowledge” of a particular fact or other matter if (a) such individual is actually aware of such fact or other matter; (b) such individual should reasonably be aware of such fact or matter; or (c) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter. The Company and Parent, respectively, will be deemed to have “Knowledge” of a particular fact or other matter if any executive officer (as such term is defined under the rules promulgated by the SEC) of the Company or Parent, respectively, has Knowledge of such fact or other matter.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of The NASDAQ Stock Market).

Material Adverse Effect.

An event, violation, inaccuracy, circumstance or development will be deemed to have a “Material Adverse Effect” on the Acquired Corporations if such event, violation, inaccuracy, circumstance or development had or would reasonably be expected to have a material adverse effect on (i) the business, financial condition or results of operations of the Acquired Corporations taken as a whole or (ii) the ability of the Company to consummate the Merger by the Outside Date, except in each case to the extent that any such event, violation, inaccuracy, circumstance or development results from or relates to: (A) changes in economic conditions in any country in which the Acquired Corporations operate or own assets, except to the extent that the same materially disproportionately impact the Acquired Corporations, taken as a whole, as compared to other companies; (B) changes to the conditions affecting the industries in which the Acquired Corporations operate, except to the extent that the same materially disproportionately impact the Acquired Corporations, taken as a whole, as compared to other companies in the industries in which the Acquired Corporations operate; (C) changes that are attributable to, the announcement of this Agreement or the pendency of the transactions contemplated hereby (except changes that would constitute or result in an inaccuracy in the representation contained in Section 2.7(e)(ii)); (D) any shareholder litigation brought or threatened against the Acquired Corporations or any member of the Company’s board of directors in respect of this Agreement or the transactions contemplated hereby; (E) changes in the market price or trading volume of the Company Common Stock (provided that the underlying causes of such changes shall not be excluded); (F) the failure by the Company to meet the revenue or earnings predictions or expectations for any period ending on or after the date of this Agreement (provided that the underlying causes of such changes shall not be excluded); or (G) changes in Legal Requirements or GAAP, except to the extent that the same materially disproportionately impact any of the Acquired Corporations, taken as a whole, as compared to other companies affected by such change in Legal Requirements or GAAP.

An event, violation, inaccuracy, circumstance or development will be deemed to have a “Material Adverse Effect” on Parent if such event, violation, inaccuracy, circumstance or development had or would reasonably be expected to have a material adverse effect on (i) the business, financial condition or results of operations of Parent and its Subsidiaries taken as a whole or (ii) the ability of Parent to consummate the Merger by the Outside Date, except in each case, to the extent that such event, violation, inaccuracy, circumstance or development results from or relates to: (A) changes in economic conditions in any country in which Parent or its Subsidiaries operates or owns assets, except to the extent that the same materially disproportionately impact Parent and its Subsidiaries, taken as a whole, as compared to other companies; (B) changes to the conditions affecting the industries in which Parent or its Subsidiaries operate, except to the extent that the same disproportionately impact Parent and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which Parent and its Subsidiaries operate; (C) changes that are attributable to, the announcement of this Agreement or the pendency of the transactions contemplated hereby; (D) changes in the market price or trading volume of Parent Common Stock (provided that the underlying causes of such changes shall not be excluded); (E) the failure by Parent to meet the revenue or earnings predictions or expectations for any period ending on or after the date of this Agreement (provided that the underlying causes of such changes shall not be excluded); or (F) changes in Legal Requirements or GAAP, except to the extent that the same materially disproportionately impact Parent and its Subsidiaries as compared to other companies affected by such change in Legal Requirements or GAAP.

Occupational Safety and Health Law. “Occupational Safety and Health Law”—any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

Off-Balance Sheet Arrangement. “Off-Balance Sheet Arrangement” means with respect to any Person, any securitization transaction to which that Person or its Subsidiaries is party and any other transaction, agreement or other contractual arrangement to which an entity unconsolidated with that Person is a party, under which that Person or its Subsidiaries, whether or not a party to the arrangement, has, or in the future may have: (a) any obligation under a direct or indirect guarantee or similar arrangement; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement; (c) derivatives to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or (d) any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto) (for this purpose, obligations or liabilities that are not fully reflected in the financial statements (excluding the footnotes thereto) include, without limitation: obligations that are not classified as a liability according to generally accepted accounting principles; contingent liabilities as to which, as of the date of the financial statements, it is not probable that a loss has been incurred or, if probable, is not reasonably estimable; or liabilities as to which the amount recognized in the financial statements is less than the reasonably possible maximum exposure to loss under the obligation as of the date of the financial statements, but exclude contingent liabilities arising out of litigation, arbitration or regulatory actions (not otherwise related to off-balance sheet arrangements)).

Options. “Options” shall mean any options, stock appreciation rights, warrants or other rights, Contracts, arrangements or commitments of any character for the issuance of equity.

Ordinary Course of Business. “Ordinary Course of Business” shall mean the Ordinary Course of Business consistent with past practice.

Parent Common Stock. “Parent Common Stock” shall mean the Common Stock, $0.01 par value per share, of Parent.

Parent Disclosure Schedule. “Parent Disclosure Schedule” shall mean the disclosure schedule that has been prepared by Parent in accordance with the requirements of Section 10.9 and that has been delivered by Parent to the Company on the date of this Agreement and signed by the President of Parent.

Part. “Part” shall mean a part or section of the Company Disclosure Letter or Parent Disclosure Letter.

Patents. “Patents” shall mean the Issued Patents and the Patent Applications.

Patent Applications. “Patent Applications” shall mean all published and unpublished nonprovisional and provisional patent applications, reexamination proceedings, invention disclosures and records of invention, applications for certificates of invention and priority rights, in any country and regardless of formal name, including without limitation, substitutions, continuations, continuations-in-part, divisions, renewals, revivals, reissues, re-examinations and extensions thereof.

Permitted Encumbrances. “Permitted Encumbrances” means: (a) statutory liens for Taxes that are not yet due and payable; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Legal Requirements; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; or (e) Encumbrances imposed on the underlying fee interest in leased property.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Proprietary Rights. “Proprietary Rights” shall mean any: (a)(i) Issued Patents, (ii) Patent Applications, (iii) Trademarks, fictitious business names, domain names, and domain name registrations, (iv) Copyrights, (v) Trade Secrets, (vi) all other ideas, inventions, designs, manufacturing and operating specifications, technical data, and other intangible assets, intellectual properties and rights (whether or not appropriate steps have been taken to protect, under applicable law, such other intangible assets, properties or rights); or (b) any right to use or exploit any of the foregoing.

Proxy Statement/Prospectus. “Proxy Statement/Prospectus” shall mean the proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Stockholders’ Meeting.

Registered Copyrights. “Registered Copyrights” shall mean all Copyrights for which registrations have been obtained or applications for registration have been filed in the United States Copyright Office and any other applicable Governmental Body.

Registered Trademarks. “Registered Trademarks” means all Trademarks for which registrations have been obtained or applications for registration have been filed in the United States Patent and Trademark Office and any applicable Governmental Body.

Representatives. “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

Required Stockholder Vote. “Required Stockholder Vote” shall mean the affirmative vote to adopt this Agreement by the holders of a majority of the shares of Company Common Stock outstanding and entitled to vote at the Stockholders’ Meeting.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Stockholders’ Meeting. “Stockholders’ Meeting” shall mean a meeting of the holders of Company Common Stock to vote on the adoption of this Agreement.

Subsidiary. An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at leased a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Proposal. “Superior Proposal” shall mean any bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) made by a third party (other than one made in response to any solicitation by the Company or its Representatives in violation of Section 5.1 of this Agreement) on terms which the Company Board determines in its good faith judgment to be more favorable from a financial point of view to the holders of Company Common Stock than the transactions contemplated by this Agreement, after consulting with its financial advisor and taking into account all the terms and conditions (including the need for and contingency of any financing) of such proposal and this Agreement (including any proposal by Parent to amend the terms of this Agreement), the likelihood of consummation and all financial, regulatory, legal and other factors; provided, however, that for purposes of this definition, the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest with respect thereto), imposed, assessed or collected by or under the authority of any taxing authority.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any taxing authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Trade Secrets. “Trade Secrets” means all product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, research and development, manufacturing or distribution methods and processes including fabrication process architecture and process flow, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information), and any other information, however documented, that is a trade secret within the meaning of the applicable trade-secret protection law.

Trademarks. “Trademarks” shall mean all (i) trademarks, service marks, marks, logos, insignias, designs, trade dress, names or other symbols, (ii) applications for registration of trademarks, service marks, marks, logos, insignias, designs, trade dress, names or other symbols, and (iii) trademarks, service marks, marks, logos, insignias, designs, trade dress, names or other symbols for which registrations has been obtained.

EXHIBIT B

STOCKHOLDER VOTING AGREEMENT

THIS STOCKHOLDER VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 16, 2008, by and among ON SEMICONDUCTOR, INC., a Delaware corporation (“Parent”), CATALYST SEMICONDUCTOR, INC., a Delaware corporation (the “Company”) (only with respect to Section 2(b) hereof), and the undersigned stockholder (“Stockholder”) of the Company.

RECITALS

A. Concurrently with the execution and delivery hereof, Parent, Cadmium Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), which provides for the merger (the “Merger”) of Merger Sub with and into the Company in accordance with its terms.

B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of such number of shares of each class of capital stock of the Company as is indicated on the signature page of this Agreement.

C. In consideration of the execution and delivery of the Merger Agreement by Parent and Merger Sub, Stockholder desires to agree to vote the Shares (as defined herein) over which Stockholder has sole voting power so as to facilitate the consummation of the Merger.

NOW, THEREFORE, intending to be legally bound, the parties hereto hereby agree as follows:

1. Certain Definitions.

(a) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

“Constructive Sale” means with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership.

“Shares” means (i) all outstanding shares of capital stock of the Company owned, beneficially or of record, by Stockholder as of the date hereof, and (ii) all additional outstanding shares of capital stock of the Company acquired by Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as such term is defined in Section 8 below).

“Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge, hypothecation, or the gift, placement in trust, or the Constructive Sale or other disposition of such security (excluding transfers by testamentary or intestate succession or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions.

(a) At all times during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, Stockholder shall not, except in connection with the Merger, Transfer any of the Shares, or enter into an agreement, commitment or other arrangement with respect thereto. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, Stockholder may Transfer any or all of the Shares (i) by will, or by operation of law, in which case this Agreement shall bind the transferee, or (ii) in connection with estate and charitable planning purposes, including Transfers to relatives, trusts and charitable organizations, so long as the transferee, prior to such Transfer executes a counterpart of this Agreement (with such modifications as Parent may reasonably request solely to reflect such transfer).

(b) Stockholder understands and agrees that if Stockholder attempts to Transfer, vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement, the Company shall not, and Stockholder hereby unconditionally and irrevocably instructs the Company to not, (i) permit any such Transfer on its books and records, (ii) issue a new certificate representing any of the Shares or (iii) record such vote, in each case, unless and until Stockholder shall have complied with the terms of this Agreement. Each stock certificate evidencing Shares that is issued in the name of Stockholder on or after the date of this Agreement shall bear a legend indicating that such Shares are subject to the terms of this Agreement and any transferee of the Shares evidenced by the stock certificate takes the Shares subject to the terms of this Agreement.

(c) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, Stockholder will not commit any act that could restrict or affect Stockholder’s legal power, authority and right to vote all of the Shares then owned of record or beneficially by Stockholder over which Stockholder has sole voting power or otherwise prevent or disable Stockholder from performing any of Stockholder’s obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, Stockholder will not enter into any voting agreement with any person or entity with respect to any of the Shares over which Stockholder has sole voting power, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares over which Stockholder has sole voting power, deposit any of the Shares over which Stockholder has sole voting power in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting Stockholder’s legal power, authority or right to vote the Shares over which Stockholder has sole voting power in favor of the approval of the Proposed Transaction.

3. Agreement to Vote Shares.

(a) Prior to the Expiration Date, at every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, Stockholder (in Stockholder’s capacity as such) shall appear at the meeting or otherwise cause the Shares over which Stockholder has sole voting power to be present thereat for purposes of establishing a quorum and, to the extent not voted by the persons appointed as proxies pursuant to this Agreement, vote (i) in favor of approval of the Merger, the Merger Agreement and the other transactions contemplated thereby (collectively, the “Proposed Transaction”), (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction, and (iii) against any of the following (to the extent unrelated to the Proposed Transaction): (A) any merger, consolidation or business combination involving the Company or any of its subsidiaries other than the Proposed Transaction; (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; or (D) any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Proposed Transaction (each of (ii) and (iii), a “Competing Transaction”).

(b) If Stockholder is the beneficial owner, but not the record holder, of the Shares, Stockholder agrees to use commercially reasonable efforts to cause the record holder and any nominees to vote all of the Shares in accordance with Section 3(a).

4. Grant of Irrevocable Proxy.

(a) Stockholder hereby irrevocably (to the fullest extent permitted by law) grants to, and appoints, Parent and each of its executive officers and any of them, in their capacities as officers of Parent (the “Grantees”), as Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of Stockholder, to vote the Shares, to instruct nominees or record holders to vote the Shares, or grant a consent or approval in respect of such Shares in accordance with Section 3 hereof and, in the discretion of the Grantees with respect to any proposed adjournments or postponements of any meeting of stockholders of the Company at which any of the matters described in Section 3 hereof is to be considered.

(b) Stockholder represents that any proxies heretofore given in respect of the Shares that may still be in effect are not irrevocable, and such proxies are hereby revoked.

(c) Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law. Notwithstanding this Section 4(c), the proxy granted by Stockholder shall be revoked upon termination of this Agreement in accordance with its terms.

(d) The Grantees may not exercise this irrevocable proxy on any other matter except as provided above. Stockholder may vote the Shares on all other matters.

(e) Parent may terminate this proxy with respect to Stockholder at any time at its sole election by written notice provided to Stockholder. Parent covenants and agrees that it shall attend any stockholder meeting called with respect to the matters in Section 3 either in person or by proxy, and shall vote all the Shares as contemplated by Section 3 at any such meeting, including any adjournment or postponement thereof.

5. Action in Stockholder Capacity Only. Stockholder makes no agreement or understanding herein as a director or officer of the Company. Stockholder signs solely in Stockholder’s capacity as a record holder and beneficial owner, as applicable, of Shares, and nothing herein shall limit or affect any actions taken in Stockholder’s capacity as an officer or director of the Company.

6. Representations and Warranties of Stockholder.

(a) Stockholder hereby represents and warrants to Parent as follows: (i) Stockholder is the beneficial or record owner of the shares of capital stock of the Company indicated on the signature page of this Agreement free and clear of any and all pledges, liens, security interests, mortgage, claims, charges, restrictions, options, title defects or encumbrances (other than those encumbrances which are in favor of the Company, provided Parent shall have been provided with copies of the relevant documentation related thereto); (ii) Stockholder does not beneficially own any securities of the Company other than the shares of capital stock and rights to purchase shares of capital stock of the Company set forth on the signature page of this Agreement; (iii) Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 4; and (iv) this Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms, subject to the effect of (x) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (y) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. Stockholder agrees to notify Parent promptly of any additional shares of capital stock of the Company of which Stockholder becomes the beneficial owner after the date of this Agreement.

(b) As of the date hereof and for so long as this Agreement remains in effect (including as of the date of the Company Stockholders’ Meeting, which, for purposes of this Agreement, includes any adjournment or postponement thereof), except for this Agreement or as otherwise permitted by this Agreement, Stockholder has full legal power, authority and right to vote all of the Shares then owned of record or beneficially by Stockholder, in favor of the approval and authorization of the Proposed Transaction without the consent or approval of, or any other action on the part of, any other person or entity (including, without limitation, any governmental entity). Without limiting the generality of the foregoing, Stockholder has not entered into any voting agreement (other than this Agreement) with any Person with respect to any of the Shares, granted any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposited any of the Shares in a voting trust or entered into any arrangement or agreement with any Person limiting or affecting Stockholder’s legal power, authority or right to vote the Shares on any matter.

(c) The execution and delivery of this Agreement and the performance by Stockholder of Stockholder’s agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which Stockholder is a party or by which Stockholder (or any of Stockholder’s assets) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or adversely affect Stockholder’s ability to perform Stockholder’s obligations under this Agreement or render inaccurate any of the representations made by Stockholder herein.

(d) Stockholder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement and the representations and warranties of Stockholder contained herein.

7. Representations and Warranties of Parent. Parent hereby represents and warrants to Stockholder as follows: (i) Parent has full power and authority to make, enter into and carry out the terms of this Agreement; (ii) this Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, subject to the effect of (x) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (y) rules of law and equity governing specific performance, injunctive relief and other equitable remedies; and (iii) the execution and delivery of this Agreement and the performance by Parent of or its agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which Parent is a party or by which Parent (or any of its assets) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or adversely affect Parent’s ability to perform its obligations under this Agreement or render inaccurate any of the representations made by Parent herein.

8. Termination. This Agreement shall terminate (a) upon the earlier of (i) the Effective Time and (ii) the date of the termination of the Merger Agreement, or (b) at any time upon notice by Parent to Stockholder (such date under (a) or (b) hereof constituting the “Expiration Date.”) No party hereto shall be relieved from any liability for breach of this Agreement by reason of any such termination.

9. Miscellaneous Provisions.

(a) Amendments, Modifications and Waivers. No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by Parent, Company and Stockholder.

(b) Entire Agreement. This Agreement constitutes the entire agreement among the parties to this Agreement and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(d) Consent to Jurisdiction; Venue. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, and (ii) agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in the Court of Chancery in the State of Delaware.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(f) Assignment and Successors. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns, including, without limitation, Stockholder’s estate and heirs upon the death of Stockholder; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties hereto without prior written consent of the other parties hereto except that Parent, without obtaining the consent of any other party hereto, shall be entitled to assign this Agreement or all or any of its rights or obligations hereunder to any one or more of its Affiliates. No assignment by Parent under this Section 9(f) shall relieve Parent of its obligations under this Agreement. Any attempted assignment of this Agreement in violation of the foregoing shall be void and of no effect.

(g) No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(h) Cooperation. Stockholder agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purpose of this Agreement. Stockholder hereby agrees that Parent and Company may publish and disclose in the Form S-4 Registration Statement (including all documents and schedules filed with the SEC), Stockholder’s identity and ownership of Shares and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an Exhibit to the Form S-4 Registration Statement or in any other filing made by Parent or the Company with the SEC relating to the Proposed Transaction.

(i) Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(j) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent and Company will be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by Stockholder could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which Parent or Company may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

(k) Notices. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (i) delivered to the appropriate address by hand or overnight courier service (cost prepaid); or (ii) sent by facsimile with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (i), in each case to the parties at the following address or facsimile (or to such other address or facsimile as a party may designate by notice to the other parties): (i) if to Parent or Company, to the address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and (ii) if to Stockholder, to Stockholder’s address or facsimile shown below Stockholder’s signature on the last page hereof.

(l) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties; it being understood that all parties need not sign the same counterpart.

(m) Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(n) Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

PARENT:	STOCKHOLDER:

ON SEMICONDUCTOR, INC.

By:	By:

Name:	Its:

Its:	Address:

Shares Beneficially Owned by Stockholder:

shares of Company Common Stock

shares of Company Preferred Stock

Options to acquire Company Common Stock

COMPANY:

CATALYST SEMICONDUCTOR, INC.

By:

Name:

Its:

EXHIBIT C

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

The present name of the corporation is                             . The corporation was incorporated under the name                              by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on                             . This Amended and Restated Certificate of Incorporation of the corporation, which restates and integrates and also further amends the provisions of the corporation’s Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of its stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware. The Certificate of Incorporation of the corporation is hereby amended, integrated and restated to read in its entirety as follows:

FIRST: The name of the corporation is:

SECOND: The address of its registered office in the State of Delaware is 3500 South DuPont Highway in the City of Dover, County of Kent. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The corporation is authorized to issue one class of stock, to be designated “Common Stock,” with a par value of $0.001 per share. The total number of shares of Common Stock that the corporation shall have authority to issue is 100.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

SIXTH: The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the corporation. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the corporation.

SEVENTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2) (a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director of the Corporation or is or was serving at the request of the Corporation as a director of another Corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this Article Seventh shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this Article Seventh shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the officers, employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under Delaware Law.

(4) The rights and authority conferred in this Article Seventh shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this Article Seventh, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall eliminate or reduce the effect of this Article Seventh in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

IN WITNESS WHEREOF,                              has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this              day of                     , 200    .

By:
Name:
Office:

EXHIBIT D

FORM OF CATALYST SEMICONDUCTOR, INC. OFFICER’S CERTIFICATE

[Catalyst Semiconductor, Inc. Letterhead]

[DATE]

O’Melveny & Myers LLP

275 Battery Street, Suite 2600

San Francisco, California 94111

DLA Piper US LLP

2000 University Avenue

East Palo Alto, CA 94301

Ladies and Gentlemen:

We refer to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”)*, dated as of July 16, 2008, by and among ON Semiconductor, Inc., a Delaware corporation (“Parent”), Centaur Acquisition Corporation, a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and Catalyst Semiconductor, Inc., a Delaware corporation (“Company”), which provides for the merger (the “Merger”) of Merger Sub with and into Company, with Company as the surviving corporation, in accordance with the DGCL and on the terms and conditions set forth therein. Each of DLA Piper, counsel to Parent and Merger Sub, and O’Melveny & Myers LLP, counsel to Company, has been requested pursuant to Section 6.1(f), of the Merger Agreement to render its opinion regarding certain United States federal income tax consequences of the Merger.

A.	Statements and Representations.

In connection with such opinions, and acknowledging that each of you will rely, with Company’s consent, upon the statements and representations made in this letter in rendering such opinion, Company hereby certifies and represents to each of you that (i) the facts, representations and covenants that relate to the Merger and related transactions, as described in the Form S-4 Registration Statement filed in connection with the Merger and the Proxy Statement/Prospectus contained therein, each as amended or supplemented through the date hereof, are, to the extent relating to Company (and to the extent otherwise without reason to believe to the contrary), true, correct, and complete in all material respects and will be true, correct, and complete in all material respects at the Effective Time and (ii) the statements and representations made herein are true, correct and complete in all respects as of the date hereof and will be true, correct and complete in all respects at the Effective Time (as if made as of the Effective Time) and thereafter (where relevant):

1. The Merger will be effected for bona fide non-tax business reasons and will be carried out strictly in accordance with the Merger Agreement, applicable state corporation laws and as described in the Proxy Statement/Prospectus. None of the material terms and conditions contained in the Merger Agreement have been or will be waived or modified.

2. The fair market value, immediately after the Effective Time, of the shares of Parent Common Stock (together with any cash paid in lieu of fractional shares) to be received in the Merger by each holder of Company Common Stock will be approximately equal to the fair market value, immediately before the Effective Time, of the shares of Company Common Stock to be surrendered in exchange therefor, and the aggregate fair market value of the Parent Common Stock (together with any cash paid in lieu of fractional shares) received in the

*	Except as otherwise provided, capitalized terms used but not defined herein have the meaning ascribed to them in the Merger Agreement. Except as otherwise indicated, all “Section” references contained herein refer to sections of the Internal Revenue Code of 1986, as amended.

Merger by holders of Company Common Stock (“Company Stockholders”) will be approximately equal to the fair market value of Company Common Stock surrendered by such Company Stockholders in exchange therefor. In connection with the Merger, no Company Stockholder will receive in exchange for Company Common Stock, directly or indirectly, any consideration other than the Parent Common Stock (together with any cash paid in lieu of fractional shares) received in the Merger. No shares of Merger Sub have been or will be used as consideration or issued to Company Stockholders in the Merger.

3. Immediately following the Merger and at the Effective Time, Company will hold assets representing at least ninety percent (90%) of the fair market value of Company’s net assets and at least seventy percent (70%) of the fair market value of Company’s gross assets held by Company immediately prior to the Merger. For purposes of this representation, the following assets will be included as assets of Company held by Company immediately prior but not subsequent to the Merger: (i) assets used by Company to pay Company Stockholders receiving cash in lieu of fractional shares of Parent Common Stock; (ii) assets used to pay expenses or liabilities incurred in connection with the Merger; (iii) assets paid by Company to Company Stockholders who receive cash or other property; and (iv) assets used by Company to make distributions, redemptions, or other payments in respect of Company Common Stock or rights to acquire such stock (including payments treated as such for tax purposes) that are made as part of an overall plan of which the Merger is a part.

4. Neither Company nor any person related to Company within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) and (e)(5) (a “Company Related Person”) has, directly or indirectly, purchased, redeemed or otherwise acquired, or made any distributions with respect to, any Company capital stock prior to and in contemplation of the Merger, or otherwise as part of a plan of which the Merger is a part.

5. To the best knowledge of the management of Company, there is no plan or intention on the part of Company Stockholders to sell, exchange or otherwise transfer ownership of any Parent Common Stock received in the Merger to Parent or any person related to Parent within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) and (e)(5) (a “Parent Related Person”), directly or indirectly, other than through open-market purchases of Parent Common Stock pursuant to a general stock repurchase program of Parent that has not been created or modified in connection with the Merger and was not a matter negotiated with Company Stockholders. To the best knowledge of the management of Company, following the Merger, no dividends or other distributions will be made to the former Company Stockholders by Parent other than regular, normal dividends or distributions made to all holders of Parent Common Stock. To the best knowledge of the management of Company, with respect to such purchases on the open market, (a) there is no understanding between Company Stockholders and Parent or any Parent Related Person that the ownership of Parent Common Stock would be transitory, (b) because of the mechanics of an open market purchase, Parent does not and will not know the identity of a seller of Parent Common Stock, nor does a former Company Stockholder who receives Parent Common Stock in the Merger and subsequently sells it know whether Parent is the purchaser of the Parent Common Stock, (c) without regard to the repurchase program, a market exists for the newly-issued Parent stock held by the former Company Stockholders, (d) during the time Parent undertakes its repurchase program, there will be sales of Parent Common Stock on the open market, which may include sales of shares of Parent Common Stock by former Company Stockholders, (e) the number of shares repurchased will not exceed the total number of shares of Parent Common Stock issued and outstanding prior to the Merger and (f) any repurchases will be made following the Merger, on the open market, through a broker for the prevailing market price.

6. Company conducts a “historic business” within the meaning of Treasury Regulation Section 1.368-1(d). No assets of Company have been or will be sold, transferred or otherwise disposed of which would prevent Parent or any member of Parent’s “qualified group” from continuing the “historic business” of Company or from using a “significant portion” of Company’s “historic business assets” in a business following the Merger, as such terms are used in Treasury Regulation Section 1.368-1(d). For purposes of this test, Parent and such members (a) shall be deemed to own that portion of the assets of a partnership reflecting their interests therein (b) shall be treated as conducting the business of a partnership of which they are partners, provided that (A) they own in the aggregate at least a 33 1/3% capital and profits interest in such partnership or (B) they own in the aggregate at least a 20% capital and profits interest in such partnership and perform active and substantial managerial functions with respect thereto. A “qualified group” is one or more chains of corporations connected through stock ownership with Parent, but only if Parent owns directly stock meeting the “control” requirements of Section 368(c) in at least one other corporation, and stock meeting the “control” requirements of Section 368(c) in each of the corporations (except Parent) is owned directly (or indirectly through partnerships as described in the next sentence) by one or more of the other corporations. Solely for purposes of the definition of “qualified group,” if members of the qualified group own interests in a partnership meeting requirements equivalent to the “control” requirements of Section 368(c) (a “368(c) Controlled Partnership”), any stock owned by such 368(c) Controlled Partnership will be treated as owned by members of the qualified group. Solely for purposes of determining whether a lower-tier partnership is a 368(c) Controlled Partnership, any interest in a lower-tier partnership owned by a Section 368(c) Controlled Partnership will be treated as owned by members of the qualified group. The “control” requirements of Section 368(c) consist of direct ownership of shares of stock of a corporation possessing at least eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote and at least eighty percent (80%) of the total number of shares of each other class of stock of the corporation. For purposes of determining control, a person shall not be considered to own shares of voting stock if rights to vote such shares or to restrict or otherwise control the vote of such shares are held by a third party (including a voting trust) other than an agent of such person.

7. Company has no plan or intention to issue additional shares of its stock that would result in Parent losing control of Company within the meaning of Section 368(c). At the Effective Time, Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Company that, if exercised or converted, would affect Parent’s acquisition or retention of control of Company, within the meaning of Section 368(c). No liabilities of any Company Stockholder will be assumed by Parent or Merger Sub, nor will any shares of Company Common Stock be acquired subject to any liabilities.

8. In the Merger, Company Common Stock representing control of Company (within the meaning of Section 368(c)) will be exchanged solely for voting stock of Parent (within the meaning of Sections 368(a)(1)(B) and (2)(E)). For purposes of this paragraph 8, Company Common Stock exchanged for cash or other property originating with Parent is treated as constituting outstanding Company Common Stock on the date of the Merger. To the best knowledge of the management of Company, as of the Effective Time, neither Parent nor any Parent Related Person will own beneficially or of record, or will have owned beneficially or of record, during the five years immediately prior to such time, any stock of Company, or other securities, options, warrants or instruments giving the holder thereof the right to acquire Company Common Stock or other securities issued by Company.

9. Except as provided in Section 7.3 of the Merger Agreement, Company and each Company Stockholder has paid and will pay only their respective expenses, if any, incurred in connection with or as part of the Merger. Company has not paid and will not pay, directly or indirectly, and has not agreed to assume and will not assume, directly or indirectly, any expense or other liability, whether fixed or contingent, incurred by any Company Stockholder in connection with or as part of the Merger or any related transaction.

10. There is no intercorporate indebtedness existing between Parent (or any of its subsidiaries), on the one hand, and Company (or any of its subsidiaries), on the other hand, that was issued, acquired or will be settled at a discount.

11. Company is not an “investment company” as defined in Sections 368(a)(2)(F)(iii) and (iv).

12. Company is not under the jurisdiction of a court in a title 11 of the United States Code or similar case within the meaning of Section 368(a)(3)(A).

13. Except for cash paid in lieu of fractional shares of Parent Common Stock, one hundred percent (100%) of Company Common Stock outstanding immediately prior to the Effective Time will be exchanged solely for Parent Common Stock. The payment of cash, if any, in lieu of fractional shares of Parent Common Stock in the Merger represents a mere mechanical rounding off solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to Company Stockholders in lieu of issuing fractional shares of Parent Common Stock will not exceed one percent (1%) of the total consideration that will be issued in the Merger to Company Stockholders in exchange for their Company Common Stock. The fractional share interests of each Company Stockholder will be aggregated, and no Company Stockholder, with the possible exception of Company Stockholders whose holdings are in multiple accounts or with multiple brokers, will receive cash in an amount equal to or greater than the value of one full share of Parent Common Stock.

14. No compensation received by any Company Stockholder that is an employee or otherwise renders services to Company is or will be separate consideration for, or allocable to, any of their shares of Company Common Stock. None of the shares of Parent Common Stock received by any Company Stockholder, as part of any overall plan of which the Merger is a part, is or will be separate consideration for, or allocable to, any employment, consulting or similar arrangement which may be entered into between Parent or any affiliate thereof and such stockholder for services rendered or to be rendered by such stockholder. Any compensation paid or to be paid to any Company Stockholder who will be an employee of or who will otherwise render services to Parent or any affiliate thereof after the Merger, will be in consideration of services actually rendered or to be rendered, and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services, and has been bargained for independent of negotiations specifically regarding the consideration to be paid for Company Common Stock in the Merger.

15. The fair market value of Company’s assets equal or exceed the sum of its liabilities, plus (without duplication) the amount of liabilities, if any, to which the assets are subject.

16. The terms of the Merger Agreement and all other agreements entered into in connection therewith are the product of arm’s length negotiations. The Merger Agreement represents the entire agreement among Parent, Merger Sub and Company with respect to the Merger, and there are no other written or oral agreements regarding the Merger (or any transaction related thereto) other than those expressly referred to in the Merger Agreement and the Proxy Statement/Prospectus.

17. Company has no outstanding equity interests other than Company Common Stock. All of Company’s currently outstanding financial positions that Company has ever treated as indebtedness for federal income tax purposes (by deducting interest or otherwise) are properly classified as indebtedness rather than as equity for such purposes and have not been treated as other than indebtedness for any other purpose. The only currently outstanding financial positions of Company that Company has ever treated as equity for federal income tax purposes are shares of Company Common Stock.

18. Company Stockholders will not be entitled to any dissenters’ or similar rights in connection with the Merger.

19. The undersigned is authorized to make all of the representations set forth herein.

B.	Reliance by You in Rendering Opinion: Limitations on Your Opinion.

The undersigned recognizes and agrees that, with respect to each of you, your tax opinion will be based (i) on the statements and representations set forth herein, (ii) on the statements contained in the Merger Agreement and documents related thereto (including, but not limited to, the Form S-4 Registration Statement and Proxy Statement/Prospectus), and (iii) on the consummation of the Merger in accordance with the terms set forth in the Agreement. Each of you may, in rendering your opinion, assume that any statements and representations referred to in (i) and (ii) that are qualified by knowledge are true, correct and complete without such qualification. The undersigned also recognizes and agrees that, with respect to each of you, your tax opinion will be subject to certain limitations and qualifications, including that it may not be relied upon if any such statements or representations are not accurate in all respects.

Company undertakes to inform each of you immediately should any of the foregoing statements or representations become untrue, incorrect or incomplete in any respect at or prior to the Effective Time.

Dated:

Very truly yours,

CATALYST SEMICONDUCTOR, INC.

By:
Name:
Title:

FORM OF ON SEMICONDUCTOR, INC. TAX OFFICER’S CERTIFICATE

[ON Semiconductor, Inc. Letterhead]

[DATE]

O’Melveny & Myers LLP

275 Battery Street, Suite 2600

San Francisco, California 94111

DLA Piper US LLP

2000 University Avenue

East Palo Alto, CA 94301

Ladies and Gentlemen:

We refer to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”)*, dated as of July 16, 2008, by and among ON Semiconductor, Inc., a Delaware corporation (“Parent”), Centaur Acquisition Corporation, a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and Catalyst Semiconductor, Inc., a Delaware corporation (“Company”), which provides for the merger (the “Merger”) of Merger Sub with and into Company, with Company as the surviving corporation, in accordance with the DGCL and on the terms and conditions set forth therein. Each of DLA Piper, counsel to Parent and Merger Sub, and O’Melveny & Myers LLP, counsel to Company, has been requested pursuant to Section 6.1(f), of the Merger Agreement to render its opinion regarding certain United States federal income tax consequences of the Merger.

A.	Statements and Representations.

In connection with such opinions, and acknowledging that each of you will rely, with the consent of Parent and Merger Sub, upon the statements and representations made in this letter in rendering such opinion, Parent and Merger Sub hereby certify and represent to each of you that (i) the facts, representations and covenants that relate to the Merger and related transactions, as described in the Form S-4 Registration Statement filed in connection with the Merger and the Proxy Statement/Prospectus contained therein, each as amended or supplemented through the date hereof, are, to the extent relating to Parent (and to the extent otherwise without reason to believe to the contrary), true, correct, and complete in all material respects and will be true, correct, and complete in all material respects at the Effective Time and (ii) the statements and representations made herein are true, correct and complete in all respects as of the date hereof and will be true, correct and complete in all respects at the Effective Time (as if made as of the Effective Time) and thereafter (where relevant).

1. The Merger will be effected for bona fide non-tax business reasons and will be carried out strictly in accordance with the Merger Agreement, applicable state corporation laws and as described in the Proxy Statement/Prospectus. None of the material terms and conditions contained in the Merger Agreement have been or will be waived or modified.

2. The fair market value, immediately after the Effective Time, of the shares of Parent Common Stock (together with any cash paid in lieu of fractional shares) to be received in the Merger by each holder of Company Common Stock will be approximately equal to the fair market value, immediately before the Effective Time, of the shares of Company Common Stock to be surrendered in exchange therefor, and the aggregate fair market

*	Except as otherwise provided, capitalized terms used but not defined herein have the meaning ascribed to them in the Merger Agreement. Except as otherwise indicated, all “Section” references contained herein refer to sections of the Internal Revenue Code of 1986, as amended.

value of the Parent Common Stock (together with any cash paid in lieu of fractional shares) received in the Merger by holders of Company Common Stock (“Company Stockholders”) will be approximately equal to the fair market value of Company Common Stock surrendered by such holders in exchange therefor. In connection with the Merger, no Company Stockholders will receive in exchange for Company Common Stock, directly or indirectly, any consideration other than the Parent Common Stock (together with any cash paid in lieu of fractional shares) received in the Merger. No shares of Merger Sub have been or will be used as consideration or issued to Company Stockholders in the Merger.

3. Assuming the correctness of the representation in paragraph 3 of the representation letter executed by Company, immediately following the Merger and at the Effective Time, Company will hold (i) Company assets representing at least ninety percent (90%) of the fair market value of Company’s net assets and at least seventy percent (70%) of the fair market value of Company’s gross assets held by Company immediately prior to the Merger and (ii) Merger Sub assets representing at least ninety percent (90%) of the fair market value of Merger Sub’s net assets and at least seventy percent (70%) of the fair market value of Merger Sub’s gross assets held by Merger Sub immediately prior to the Merger. For purposes of this representation, the following assets will be included as assets of Company or Merger Sub held by Company or Merger Sub, as appropriate, immediately prior but not subsequent to the Effective Time: (i) assets used to pay Company Stockholders receiving cash in lieu of fractional shares of Parent Common Stock; (ii) assets used to pay expenses or liabilities incurred in connection with the Merger; (iii) assets paid to Company Stockholders who receive cash or other property; and (iv) assets used to make distributions, redemptions, or other payments in respect of Company Common Stock or rights to acquire such stock (including payments treated as such for tax purposes) that are made as part of an overall plan of which the Merger is a part.

4. Except with respect to open-market purchases of Parent Common Stock pursuant to a general stock repurchase program of Parent that has not been created or modified in connection with the Merger and was not a matter negotiated with Company Stockholders, neither Parent nor any person related to Parent within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) and (e)(5) (a “Parent Related Person”) has any plan or intention to purchase, redeem or otherwise acquire, directly or indirectly, any of the Parent Common Stock that will be issued pursuant to the Merger. Following the Merger, no dividends or other distributions will be made to the former Company Stockholders by Parent other than regular, normal dividends or distributions made to all holders of Parent Common Stock. With respect to such purchases on the open market, (a) there is no understanding between Company Stockholders and Parent or any Parent Related Person that the ownership of Parent Common Stock would be transitory, (b) because of the mechanics of an open market purchase, Parent does not and will not know the identity of a seller of Parent Common Stock, nor does a former Company Stockholder who receives Parent Common Stock in the Merger and subsequently sells it know whether Parent is the purchaser of the Parent Common Stock, (c) without regard to the repurchase program, a market exists for the newly-issued Parent stock held by the former Company Stockholders, (d) during the time Parent undertakes its repurchase program, there will be sales of Parent Common Stock on the open market, which may include sales of shares of Parent Common Stock by former Company Stockholders, (e) the number of shares repurchased will not exceed the total number of shares of Parent Common Stock issued and outstanding prior to the Merger and (f) any repurchases will be made following the Merger, on the open market, through a broker for the prevailing market price.

5. As of the Effective Time, neither Parent nor any Parent Related Person will own beneficially or of record, or will have owned beneficially or of record, during the five years immediately prior to such time, any stock of Company, or other securities, options, warrants or instruments giving the holder thereof the right to acquire Company Common Stock or other securities issued by Company.

6. Parent has no plan or intention: (i) to liquidate Company or to merge Company into another entity; (ii) to sell or otherwise dispose of any stock in Company held by Parent,; or (iii) to sell or otherwise dispose of, or to cause Company to sell or otherwise dispose of, any of Company’s assets or any of the assets of Merger Sub acquired in the Merger, except for dispositions in the ordinary course of business consistent with past practices

(if, after any such dispositions, the representations set forth in paragraph 3 of this representation letter would continue to be accurate, assuming the accuracy of the representations set forth in paragraph 3 of the representation letter executed by the Company); provided that so long as Parent or a member of Parent’s “qualified group” (as defined below) would continue to hold the amount of assets set forth in paragraph 11 of this representation letter following the Merger (assuming the correctness of the representations set forth in paragraph 6 of the representation letter executed by Company):

(a) with respect to (ii), Company may make distributions of stock so long as such distributions do not (1) cause Company to cease to be a member of Parent’s “qualified group” (as defined below) or (2) in the aggregate, consist of all of the stock of Company that was acquired in the Merger;

(b) with respect to (iii), Company may make distributions of such assets so long as the aggregate amount of such distributions does not consist of an amount of assets of Company (disregarding any assets of Merger Sub acquired by Company in the Merger) that would result in a liquidation of Company for U.S. federal income tax purposes; and

(c) with respect to (ii) and (iii), Company may transfer all or part of such stock or assets (or a combination thereof) if such transfer does not constitute a distribution and Company does not cease to be a member of Parent’s “qualified group” (as defined below) or terminate its corporate existence in connection with the transfers.

A “qualified group” is one or more chains of corporations connected through stock ownership with Parent, but only if Parent owns directly stock meeting the “control” requirements of Section 368(c) in at least one other corporation, and stock meeting the “control” requirements of Section 368(c) in each of the corporations (except Parent) is owned directly (or indirectly through partnerships as described in the next sentence) by one or more of the other corporations. Solely for purposes of the definition of “qualified group,” if members of the qualified group own interests in a partnership meeting requirements equivalent to the “control” requirements of Section 368(c) (a “368(c) Controlled Partnership”), any stock owned by such 368(c) Controlled Partnership will be treated as owned by members of the qualified group. Solely for purposes of determining whether a lower-tier partnership is a 368(c) Controlled Partnership, any interest in a lower-tier partnership owned by a Section 368(c) Controlled Partnership will be treated as owned by members of the qualified group. The “control” requirements of Section 368(c) consist of direct ownership of shares of stock of a corporation possessing at least eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote and at least eighty percent (80%) of the total number of shares of each other class of stock of the corporation. For purposes of determining control, a person shall not be considered to own shares of voting stock if rights to vote such shares or to restrict or otherwise control the vote of such shares are held by a third party (including a voting trust) other than an agent of such person.

7. Merger Sub is an entity newly formed for the purpose of participating in the Merger, and at no time prior to the Effective Time has had assets (other than nominal assets contributed upon the formation of Merger Sub, which assets will be held by the Merger Sub following the Merger, and assets that are part of the consideration to be distributed to Company Stockholders in the Merger) or business operations.

8. Merger Sub will have no liabilities assumed by Company and will not transfer to Company any assets subject to liabilities in the Merger.

9. Parent is in “control” of Merger Sub within the meaning of Section 368(c). Immediately following the Merger, Parent will be in control of Company within the meaning of Section 368(c). Parent has no plan or intention to cause Company, after the Merger, to issue additional shares of stock that, or to grant any warrants, options, convertible securities or any type of right pursuant to which any person could acquire stock of Company that, if exercised or converted, would result in Parent losing control of Company within the meaning of Section 368(c).

10. In the Merger, Company Common Stock representing control of Company (within the meaning of Section 368(c)) will be exchanged solely for voting stock of Parent (within the meaning of Sections 368(a)(1)(B)

and (2)(E)). No liabilities of any Company Stockholder will be assumed by Parent or Merger Sub, nor will any shares of Company Common Stock be acquired subject to any liabilities. For purposes of this paragraph 10, Company Common Stock exchanged for cash or other property originating with Parent is treated as constituting outstanding Company Common Stock on the date of the Merger.

11. Assuming the correctness of the representation in paragraph 6 of the representation letter executed by Company, following the Merger, Parent, or a member of its “qualified group,” will continue the historic business of Company (or alternatively, if Company has more than one line of business, will continue at least one significant line of Company’s historic business) or use a significant portion (at least 33 1/3% by value) of Company’s historic business assets in a business, within the meaning of Treasury Regulation Section 1.368-1(d). For purposes of this test, Parent and such members (a) shall be deemed to own that portion of the assets of a partnership reflecting their interests therein (b) shall be treated as conducting the business of a partnership of which they are partners, provided that (A) they own in the aggregate at least a 33 1/3% capital and profits interest in such partnership or (B) they own in the aggregate at least a 20% capital and profits interest in such partnership and perform active and substantial managerial functions with respect thereto.

12. Except as provided in Section 7.3 of the Merger Agreement, Parent and Merger Sub have paid and will pay only their respective expenses, if any, incurred in connection with or as part of the Merger. Parent and Merger Sub have not paid and will not pay, directly or indirectly, and have not agreed to assume and will not assume, directly or indirectly, any expense or other liability, whether fixed or contingent, incurred by any Company Stockholders in connection with or as part of the Merger or any related transaction.

13. There is no intercorporate indebtedness existing between Parent (or any of its subsidiaries), on the one hand, and Company (or any of its subsidiaries), on the other hand, that was issued, acquired or will be settled at a discount.

14. Neither Parent nor Merger Sub is an “investment company” as defined in Sections 368(a)(2)(F)(iii) and (iv).

15. Neither Parent nor Merger Sub is under the jurisdiction of a court in a title 11 of the United States Code or similar case within the meaning of Section 368(a)(3)(A) of the Code.

16. Except for cash paid in lieu of fractional shares of Parent Common Stock, one hundred percent (100%) of Company Common Stock outstanding immediately prior to the Effective Time will be exchanged solely for Parent Common Stock. The payment of cash, if any, in lieu of fractional shares of Parent Common Stock in the Merger represents a mere mechanical rounding off solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to Company Stockholders in lieu of issuing fractional shares of Parent Common Stock will not exceed one percent (1%) of the total consideration that will be issued in the Merger to Company Stockholders in exchange for their Company Common Stock. The fractional share interests of each Company Stockholder will be aggregated, and no Company Stockholder, with the possible exception of Company Stockholders whose holdings are in multiple accounts or with multiple brokers, will receive cash in an amount equal to or greater than the value of one full share of Parent Common Stock.

17. No compensation received by any holder of Company Common Stock that is an employee or otherwise renders services to Company is or will be separate consideration for, or allocable to, any of their shares of Company Common Stock. None of the shares of Parent Common Stock received by any holder of Company Common Stock, as part of any overall plan of which the Merger is a part, is or will be separate consideration for, or allocable to, any employment, consulting or similar arrangement which may be entered into between Parent or any affiliate thereof and such holder for services rendered or to be rendered by such holder. Any compensation paid or to be paid to any holder of Company Common Stock who will be an employee of or who will otherwise render services to Parent or any affiliate thereof after the Merger, will be in consideration of services actually rendered or to be rendered, and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services, and has been bargained for independent of negotiations specifically regarding the consideration to be paid for Company Common Stock in the Merger.

18. The terms of the Merger Agreement and all other agreements entered into in connection therewith are the product of arm’s length negotiations. The Merger Agreement represents the entire agreement among Parent, Merger Sub and Company with respect to the Merger, and there are no other written or oral agreements regarding the Merger (or any transaction related thereto) other than those expressly referred to in the Merger Agreement and the Proxy Statement/Prospectus.

19. Parent will not take any position on any federal, state or local income or franchise tax return or take any other reporting position that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a), except to the extent otherwise required by a final “determination” (as defined in Section 1313(a)(1)).

20. Following the Merger, Parent will comply, and will cause Company to comply, with the record-keeping and information filing requirements of Treasury Regulation section 1.368-3.

21. Parent Common Stock entitles the holder thereof to vote in the election of the members of the board of directors of Parent.

22. The undersigned are authorized to make all of the representations set forth herein.

B.    Reliance by You in Rendering Opinion: Limitations on Your Opinion.

The undersigned recognize and agree that, with respect to each of you, your tax opinion will be based (i) on the statements and representations set forth herein, (ii) on the statements contained in the Merger Agreement and documents related thereto (including, but not limited to, the Form S-4 Registration Statement and Proxy Statement/Prospectus), and (iii) on the consummation of the Merger in accordance with the terms set forth in the Merger Agreement. In rendering your opinion, you may assume that any statements and representations referred to in (i) and (ii) that are qualified by knowledge are true, correct and complete without such qualification. The undersigned also recognize and agree that, with respect to each of you, your tax opinion will be subject to certain limitations and qualifications, including that it may not be relied upon if any such statements or representations are not accurate in all respects.

Each of Parent and Merger Sub undertakes to inform each of you immediately should any of the foregoing statements or representations become untrue, incorrect or incomplete in any respect on or prior to the Effective Time.

Very truly yours,

ON SEMICONDUCTOR, INC.

By:
Name:
Title:

CENTAUR ACQUISITION CORPORATION

By:
Name:
Title:

SCHEDULE A

LIST OF SIGNATORIES FOR VOTING UNDERTAKINGS

Scott Brown

David Eichler

Garrett Garrettson

Sorin Georgescu

Irvin Kovalik

Henry Montgomery

Glen Possley

George Smarandoiu

Gelu Voicu

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules to the Merger Agreement have been omitted from this Annex A:

Company Disclosure Schedules

Schedule 2.1	–	Organization and Good Standing
Schedule 2.2	–	Authority; No Conflict
Schedule 2.3	–	Capitalization
Schedule 2.4	–	SEC Reports
Schedule 2.6	–	Property; Sufficiency of Assets
Schedule 2.7	–	Customers; Suppliers
Schedule 2.8	–	Real Property
Schedule 2.9	–	Proprietary Rights
Schedule 2.10	–	No Undisclosed Liabilities
Schedule 2.11	–	Taxes
Schedule 2.12	–	Employee Benefits
Schedule 2.13	–	Compliance with Legal Requirements; Governmental Authorizations
Schedule 2.17	–	Contracts; No Defaults
Schedule 2.21	–	Interests of Officers and Directors
Schedule 2.25	–	Brokers
Schedule 4.1	–	Covenants of the Company
Schedule 5.12	–	Indemnification
Schedule 5.13	–	Key Employees

Parent Disclosure Schedules
Schedule 3.1	–	Organization and Good Standing
Schedule 3.3	–	Capitalization
Schedule 3.6	–	Legal Proceedings

ANNEX B

STOCKHOLDER VOTING AGREEMENT

THIS STOCKHOLDER VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 16, 2008, by and among ON SEMICONDUCTOR, INC., a Delaware corporation (“Parent”), CATALYST SEMICONDUCTOR, INC., a Delaware corporation (the “Company”) (only with respect to Section 2(b) hereof), and the undersigned stockholder (“Stockholder”) of the Company.

RECITALS

A. Concurrently with the execution and delivery hereof, Parent, Cadmium Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), which provides for the merger (the “Merger”) of Merger Sub with and into the Company in accordance with its terms.

B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of such number of shares of each class of capital stock of the Company as is indicated on the signature page of this Agreement.

C. In consideration of the execution and delivery of the Merger Agreement by Parent and Merger Sub, Stockholder desires to agree to vote the Shares (as defined herein) over which Stockholder has sole voting power so as to facilitate the consummation of the Merger.

NOW, THEREFORE, intending to be legally bound, the parties hereto hereby agree as follows:

1.	Certain Definitions.

(a) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

“Constructive Sale” means with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership.

“Shares” means (i) all outstanding shares of capital stock of the Company owned, beneficially or of record, by Stockholder as of the date hereof, and (ii) all additional outstanding shares of capital stock of the Company acquired by Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as such term is defined in Section 8 below).

“Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge, hypothecation, or the gift, placement in trust, or the Constructive Sale or other disposition of such security (excluding transfers by testamentary or intestate succession or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2.	Transfer and Voting Restrictions.

(a) At all times during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, Stockholder shall not, except in connection with the Merger, Transfer any of the Shares, or enter into an agreement, commitment or other arrangement with respect thereto. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, Stockholder may Transfer any or all of the Shares (i) by will, or by operation of law, in which case this Agreement shall bind the transferee, or (ii) in connection with estate and charitable planning purposes, including Transfers to relatives, trusts and charitable organizations, so long as the transferee, prior to such Transfer executes a counterpart of this Agreement (with such modifications as Parent may reasonably request solely to reflect such transfer).

(b) Stockholder understands and agrees that if Stockholder attempts to Transfer, vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement, the Company shall not, and Stockholder hereby unconditionally and irrevocably instructs the Company to not, (i) permit any such Transfer on its books and records, (ii) issue a new certificate representing any of the Shares or (iii) record such vote, in each case, unless and until Stockholder shall have complied with the terms of this Agreement. Each stock certificate evidencing Shares that is issued in the name of Stockholder on or after the date of this Agreement shall bear a legend indicating that such Shares are subject to the terms of this Agreement and any transferee of the Shares evidenced by the stock certificate takes the Shares subject to the terms of this Agreement.

(c) Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, Stockholder will not commit any act that could restrict or affect Stockholder’s legal power, authority and right to vote all of the Shares then owned of record or beneficially by Stockholder over which Stockholder has sole voting power or otherwise prevent or disable Stockholder from performing any of Stockholder’s obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, Stockholder will not enter into any voting agreement with any person or entity with respect to any of the Shares over which Stockholder has sole voting power, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares over which Stockholder has sole voting power, deposit any of the Shares over which Stockholder has sole voting power in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting Stockholder’s legal power, authority or right to vote the Shares over which Stockholder has sole voting power in favor of the approval of the Proposed Transaction.

3.	Agreement to Vote Shares.

(a) Prior to the Expiration Date, at every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, Stockholder (in Stockholder’s capacity as such) shall appear at the meeting or otherwise cause the Shares over which Stockholder has sole voting power to be present thereat for purposes of establishing a quorum and, to the extent not voted by the persons appointed as proxies pursuant to this Agreement, vote (i) in favor of approval of the Merger, the Merger Agreement and the other transactions contemplated thereby (collectively, the “Proposed Transaction”), (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction, and (iii) against any of the following (to the extent unrelated to the Proposed Transaction): (A) any merger, consolidation or business combination involving the Company or any of its subsidiaries other than the Proposed Transaction; (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; or (D) any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Proposed Transaction (each of (ii) and (iii), a “Competing Transaction”).

(b) If Stockholder is the beneficial owner, but not the record holder, of the Shares, Stockholder agrees to use commercially reasonable efforts to cause the record holder and any nominees to vote all of the Shares in accordance with Section 3(a).

4.	Grant of Irrevocable Proxy.

(a) Stockholder hereby irrevocably (to the fullest extent permitted by law) grants to, and appoints, Parent and each of its executive officers and any of them, in their capacities as officers of Parent (the “Grantees”), as Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of Stockholder, to vote the Shares, to instruct nominees or record holders to vote the Shares, or grant a consent or approval in respect of such Shares in accordance with Section 3 hereof and, in the discretion of the Grantees with respect to any proposed adjournments or postponements of any meeting of stockholders of the Company at which any of the matters described in Section 3 hereof is to be considered.

(b) Stockholder represents that any proxies heretofore given in respect of the Shares that may still be in effect are not irrevocable, and such proxies are hereby revoked.

(c) Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law. Notwithstanding this Section 4(c), the proxy granted by Stockholder shall be revoked upon termination of this Agreement in accordance with its terms.

(d) The Grantees may not exercise this irrevocable proxy on any other matter except as provided above. Stockholder may vote the Shares on all other matters.

(e) Parent may terminate this proxy with respect to Stockholder at any time at its sole election by written notice provided to Stockholder. Parent covenants and agrees that it shall attend any stockholder meeting called with respect to the matters in Section 3 either in person or by proxy, and shall vote all the Shares as contemplated by Section 3 at any such meeting, including any adjournment or postponement thereof.

5. Action in Stockholder Capacity Only. Stockholder makes no agreement or understanding herein as a director or officer of the Company. Stockholder signs solely in Stockholder’s capacity as a record holder and beneficial owner, as applicable, of Shares, and nothing herein shall limit or affect any actions taken in Stockholder’s capacity as an officer or director of the Company.

6.	Representations and Warranties of Stockholder.

(a) Stockholder hereby represents and warrants to Parent as follows: (i) Stockholder is the beneficial or record owner of the shares of capital stock of the Company indicated on the signature page of this Agreement free and clear of any and all pledges, liens, security interests, mortgage, claims, charges, restrictions, options, title defects or encumbrances (other than those encumbrances which are in favor of the Company, provided Parent shall have been provided with copies of the relevant documentation related thereto); (ii) Stockholder does not beneficially own any securities of the Company other than the shares of capital stock and rights to purchase shares of capital stock of the Company set forth on the signature page of this Agreement; (iii) Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 4; and (iv) this Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms, subject to the effect of (x) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (y) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. Stockholder agrees to notify Parent promptly of any additional shares of capital stock of the Company of which Stockholder becomes the beneficial owner after the date of this Agreement.

(b) As of the date hereof and for so long as this Agreement remains in effect (including as of the date of the Company Stockholders’ Meeting, which, for purposes of this Agreement, includes any adjournment or postponement thereof), except for this Agreement or as otherwise permitted by this Agreement, Stockholder has full legal power, authority and right to vote all of the Shares then owned of record or beneficially by Stockholder, in favor of the approval and authorization of the Proposed Transaction without the consent or approval of, or any other action on the part of, any other person or entity (including, without limitation, any governmental entity). Without limiting the generality of the foregoing, Stockholder has not entered into any voting agreement (other than this Agreement) with any Person with respect to any of the Shares, granted any Person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposited any of the Shares in a voting trust or entered into any arrangement or agreement with any Person limiting or affecting Stockholder’s legal power, authority or right to vote the Shares on any matter.

(c) The execution and delivery of this Agreement and the performance by Stockholder of Stockholder’s agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which Stockholder is a party or by which Stockholder (or any of Stockholder’s assets) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or adversely affect Stockholder’s ability to perform Stockholder’s obligations under this Agreement or render inaccurate any of the representations made by Stockholder herein.

(d) Stockholder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement and the representations and warranties of Stockholder contained herein.

7. Representations and Warranties of Parent. Parent hereby represents and warrants to Stockholder as follows: (i) Parent has full power and authority to make, enter into and carry out the terms of this Agreement; (ii) this Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, subject to the effect of (x) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (y) rules of law and equity governing specific performance, injunctive relief and other equitable remedies; and (iii) the execution and delivery of this Agreement and the performance by Parent of or its agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which Parent is a party or by which Parent (or any of its assets) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or adversely affect Parent’s ability to perform its obligations under this Agreement or render inaccurate any of the representations made by Parent herein.

8. Termination. This Agreement shall terminate (a) upon the earlier of (i) the Effective Time and (ii) the date of the termination of the Merger Agreement, or (b) at any time upon notice by Parent to Stockholder (such date under (a) or (b) hereof constituting the “Expiration Date.”) No party hereto shall be relieved from any liability for breach of this Agreement by reason of any such termination.

9.	Miscellaneous Provisions.

(a) Amendments, Modifications and Waivers. No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by Parent, Company and Stockholder.

(b) Entire Agreement. This Agreement constitutes the entire agreement among the parties to this Agreement and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(d) Consent to Jurisdiction; Venue. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, and (ii) agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in the Court of Chancery in the State of Delaware.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(f) Assignment and Successors. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns, including, without limitation, Stockholder’s estate and heirs upon the death of Stockholder; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties hereto without prior written consent of the other parties hereto except that Parent, without obtaining the consent of any other party hereto, shall be entitled to assign this Agreement or all or any of its rights or obligations hereunder to any one or more of its Affiliates. No assignment by Parent under this Section 9(f) shall relieve Parent of its obligations under this Agreement. Any attempted assignment of this Agreement in violation of the foregoing shall be void and of no effect.

(g) No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(h) Cooperation. Stockholder agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purpose of this Agreement. Stockholder hereby agrees that Parent and Company may publish and disclose in the Form S-4 Registration Statement (including all documents and schedules filed with the SEC), Stockholder’s identity and ownership of Shares and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an Exhibit to the Form S-4 Registration Statement or in any other filing made by Parent or the Company with the SEC relating to the Proposed Transaction.

(i) Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(j) Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent and Company will be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by Stockholder could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which Parent or Company may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

(k) Notices. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (i) delivered to the appropriate address by hand or overnight courier service (cost prepaid); or (ii) sent by facsimile with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (i), in each case to the parties at the following address or facsimile (or to such other address or facsimile as a party may designate by notice to the other parties): (i) if to Parent or Company, to the address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and (ii) if to Stockholder, to Stockholder’s address or facsimile shown below Stockholder’s signature on the last page hereof.

(l) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties; it being understood that all parties need not sign the same counterpart.

(m) Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(n) Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

PARENT:	STOCKHOLDER:
ON SEMICONDUCTOR, INC.

By:	By:

Name:	Its:

Its:	Address:

Shares Beneficially Owned by Stockholder:

shares of Company Common Stock

shares of Company Preferred Stock

Options to acquire Company Common Stock

COMPANY:

CATALYST SEMICONDUCTOR, INC.

By:

Name:

Its:

ANNEX C

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

The present name of the corporation is                     . The corporation was incorporated under the name                      by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on                     . This Amended and Restated Certificate of Incorporation of the corporation, which restates and integrates and also further amends the provisions of the corporation’s Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of its stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware. The Certificate of Incorporation of the corporation is hereby amended, integrated and restated to read in its entirety as follows:

FIRST: The name of the corporation is:

SECOND: The address of its registered office in the State of Delaware is 3500 South DuPont Highway in the City of Dover, County of Kent. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The corporation is authorized to issue one class of stock, to be designated “Common Stock,” with a par value of $0.001 per share. The total number of shares of Common Stock that the corporation shall have authority to issue is 100.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

SIXTH: The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the corporation. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the corporation.

C-1

SEVENTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(2) (a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director of the Corporation or is or was serving at the request of the Corporation as a director of another Corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this Article Seventh shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this Article Seventh shall be a contract right.

(b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the officers, employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(3) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under Delaware Law.

(4) The rights and authority conferred in this Article Seventh shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(5) Neither the amendment nor repeal of this Article Seventh, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall eliminate or reduce the effect of this Article Seventh in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

IN WITNESS WHEREOF,                      has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this      day of                 , 200    .

By:
Name:
Office:

C-2

ANNEX D

[LETTER HEAD OF HOULIHAN LOKEY HOWARD & ZUKIN]

July 15, 2008

Board of Directors

Catalyst Semiconductor, Inc.

2975 Stender Way

Santa Clara, CA 95054

Dear Members of the Board of Directors:

We understand that ON Semiconductor Corporation (the “Acquiror”), a wholly-owned subsidiary of the Acquiror (“Merger Sub”), and Catalyst Semiconductor, Inc. (the “Company”), propose to enter into the Merger Agreement (defined below) pursuant to which, among other things, Merger Sub will be merged with and into the Company (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) will be converted into the right to receive 0.706 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of the Acquiror (“Acquiror Common Stock”).

You have requested that Houlihan Lokey Howard & Zukin Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Merger Agreement is fair to the holders of Company Common Stock from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a. Draft dated July 15, 2008, of the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”); and

b. Draft dated July 15, 2008 of the Form of Voting Agreement;

2.	reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of the Company and the Acquiror;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company and the Acquiror made available to us by the Company and the Acquiror, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending 2008 through 2009;

4.	spoken with certain members of the managements of the Company and the Acquiror and certain of their representatives and advisers regarding the respective businesses, operations, financial condition and prospects of the Company and the Acquiror, the Transaction and related matters;

5.	compared the financial and operating performance of the Company and the Acquiror with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices for the Company’s and the Acquiror’s publicly traded securities, and the historical market prices and certain financial data of the publicly traded securities of certain other companies that we deemed to be relevant;

Board of Directors

Catalyst Semiconductor, Inc.

July 15, 2008

8. compared the relative contributions of the Company and the Acquiror to certain financial statistics of the combined company on a pro forma basis;

9. reviewed certain potential pro forma financial effects of the Transaction on earnings per share, cash flow, capitalization and financial ratios of the Company and the Acquiror; and

10. conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. With respect to the publicly available research analyst estimates for the Company and the Acquiror referred to above, we have reviewed and discussed such estimates with the managements of the Company and the Acquiror and have assumed, with your consent, that such estimates represent reasonable estimates and judgments of the future financial results and condition of the Company and the Acquiror, and we express no opinion with respect to such estimates or the assumptions on which they are based. We note that we have not received any financial projections from the Acquiror. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Acquiror since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company or the Acquiror is a party (other than as specifically described herein with respect to the Transaction).

We have relied upon and assumed, without independent verification, that, in each case to the extent material to our analysis, (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any amendments or modifications thereto. We have also assumed, with your consent, that the Transaction will be treated as a tax-free transaction. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) to the extent material to our analysis, all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company or the Acquiror, or otherwise have an adverse effect on the Company or the Acquiror or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any material respect from the drafts of said documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed,

Board of Directors

Catalyst Semiconductor, Inc.

July 15, 2008

contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We are not expressing any opinion as to what the value of the Acquiror Common Stock actually will be when issued pursuant to the Transaction or the price or range of prices at which the Acquiror Common Stock or Company Common Stock may trade at any time. We have assumed that the Acquiror Common Stock to be issued in the Transaction to the shareholders of the Company will be listed on the NASDAQ Global Select Market.

This Opinion is furnished for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be used, and may not be used, for any other purpose, without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors, any security holder or any other person as to how to act or vote with respect to any matter relating to the Transaction. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made, without the prior written consent of Houlihan Lokey, which consent is hereby given to the inclusion of this Opinion, in its entirety, in any Proxy Statement/Prospectus filed with the Securities and Exchange Commission in connection with the Transaction or any other document disseminated by or on behalf of the Company to the stockholders of the Company in connection with the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement.

Houlihan Lokey has in the past provided financial advisory services to the Company, for which Houlihan Lokey has received compensation. Houlihan Lokey and its affiliates may may provide investment banking, financial advisory and other financial services to the Company, the Acquiror and other participants in the Transaction and certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction.

Board of Directors

Catalyst Semiconductor, Inc.

July 15, 2008

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise (other than the Exchange Ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party except as set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to either the Company, the Acquiror, their respective security holders, or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders), (vii) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (viii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to any amount to be received by any other person or party. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessment by the Company and the Acquiror and their respective advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,

/s/ HOULIHAN LOKEY
HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the DGCL permits each Delaware business corporation to indemnify its directors, officers, employees, and agents against liability for each such person’s acts taken in his or her capacity as a director, officer, employee, or agent of the corporation if such actions were taken in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, if he or she had no reasonable cause to believe his or her conduct was unlawful. ON’s amended and restated certificate of incorporation provides that it, to the full extent permitted by law, shall indemnify any of ON’s past and present directors, officers, employees, or any person that is or was serving at ON’s request as a director, officer, or employee of another enterprise if they were or are a party to, or are threatened to be made a party to, any threatened, pending, or complete action, suit, or proceeding. The indemnification provided therein includes expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement and may be paid by ON in advance of the final disposition of such action, suit, or proceeding. In addition, ON’s amended and restated certificate of incorporation provides that ON may, to the full extent permitted by law, indemnify any other person for any such expenses as to actions in their official capacity or actions in another capacity while holding such office.

As permitted by Section 102(b)(7) of the DGCL, ON’s amended and restated certificate of incorporation provides that no director shall be liable to us for monetary damages for breach of fiduciary duty as a director, except for liability:

(i)	for any breach of the director’s duty of loyalty;

(ii)	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

(iii)	for the unlawful payment of dividends on or redemption of ON’s capital stock; or

(iv)	for any transaction from which the director derived an improper personal benefit.

ON has obtained policies insuring ON and its directors and officers against certain liabilities, including liabilities under the Securities Act.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Exhibit Description
2.1*	Agreement and Plan of Merger and Reorganization, dated as of July 16, 2008, by and among ON Semiconductor Corporation, Centaur Acquisition Corporation, and Catalyst Semiconductor, Inc. (included as Annex A to the proxy statement/prospectus forming part of this registration statement and incorporated herein by reference).

3.1	Amended and Restated Certificate of Incorporation of ON Semiconductor Corporation (incorporated by reference from Exhibit 3.1 to ON Semiconductor Corporation’s First Quarter Form 10-Q filed with the Securities and Exchange Commission on May 7, 2008).

3.2	Form of Certificate of Incorporation of Catalyst Semiconductor, Inc. (to be in effect after consummation of the merger) (included as Annex C to the proxy statement/prospectus forming part of this registration statement and incorporated herein by reference).

Exhibit Number	Exhibit Description

4.1	Specimen of share certificate of Common Stock, par value $0.01, ON Semiconductor Corporation (incorporated by reference from Exhibit 4.1 to ON Semiconductor Corporation’s Form 10-K filed with the Securities and Exchange Commission on March 10, 2004).

5.1	Opinion of DLA Piper US LLP regarding legality of securities being registered.

8.1	Opinion of DLA Piper US LLP regarding certain U.S. income tax aspects of the merger.

8.2	Opinion of O’Melveny & Myers LLP regarding certain U.S. income tax aspects of the merger.

10.1	Form of Voting Undertaking by and among ON Semiconductor Corporation, Catalyst Semiconductor, and certain Catalyst Semiconductor, Inc. stockholders (included as Annex B to the proxy statement/prospectus forming part of this registration statement and incorporated herein by reference).

10.2	Employment Agreement by and among Semiconductor Components Industries, LLC and Gelu Voicu, dated as of July 16, 2008.

23.1	Consent of PricewaterhouseCoopers LLP (relating to ON Semiconductor Corporation).

23.2	Consent of Ernst & Young LLP (relating to AMIS Holdings, Inc.).

23.3	Consent of PricewaterhouseCoopers LLP (relating to Catalyst Semiconductor, Inc.).

23.4	Consent of DLA Piper US LLP (included as part of Exhibit 5.1).

23.5	Consent of DLA Piper US LLP (included as part of Exhibit 8.1).

23.6	Consent of O’Melveny & Myers LLP (included as part of Exhibit 8.2).

24.1	Powers of Attorney for ON Semiconductor Corporation (included on signature page).

99.1	Form of Proxy for Catalyst Semiconductor, Inc.

99.2	Consent of Houlihan Lokey Howard & Zukin Capital, Inc.

*	Certain schedules have been omitted and ON agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.

Item 22.	Undertakings

(A)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(D) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(E) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 22nd day of August, 2008.

ON SEMICONDUCTOR CORPORATION

By:	/s/ KEITH D. JACKSON
Title:	Keith D. Jackson President and Chief Executive Officer

Know all men by these presents, that the undersigned directors and officers of the Registrant, a Delaware corporation, which is filing a Registration Statement on Form S-4 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Keith D. Jackson, Donald A. Colvin, and George H. Cave, and each of them, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement and the Power of Attorney has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ KEITH D. JACKSON Keith D. Jackson	President, Chief Executive Officer, and Director (Principal Executive Officer)	August 22, 2008

/S/ DONALD A. COLVIN Donald A. Colvin	Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial and Principal Accounting Officer)	August 22, 2008

/S/ J. DANIEL MCCRANIE J. Daniel McCranie	Chairman of the Board of Directors	August 22, 2008

/S/ FRANCIS P. BARTON Francis P. Barton	Director	August 22, 2008

/S/ CURTIS J. CRAWFORD Curtis J. Crawford	Director	August 22, 2008

/S/ EMMANUEL T. HERNANDEZ Emmanuel T. Hernandez	Director	August 22, 2008

Signature	Title	Date

/S/ PHIL D. HESTER Phil D. Hester	Director	August 22, 2008

/S/ CHRISTINE KING Christine King	Director	August 22, 2008

/S/ ROBERT H. SMITH Robert H. Smith	Director	August 22, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1*	Agreement and Plan of Merger and Reorganization, dated as of July 16, 2008, by and among ON Semiconductor Corporation, Centaur Acquisition Corporation, and Catalyst Semiconductor, Inc. (included as Annex A to the proxy statement/prospectus forming part of this registration statement and incorporated herein by reference).

3.1	Amended and Restated Certificate of Incorporation of ON Semiconductor Corporation (incorporated by reference from Exhibit 3.1 to ON Semiconductor Corporation’s First Quarter Form 10-Q filed with the Securities and Exchange Commission on May 7, 2008).

3.2	Form of Certificate of Incorporation of Catalyst Semiconductor, Inc. (to be in effect after consummation of the merger) (included as Annex C to the proxy statement/prospectus forming part of this registration statement and incorporated herein by reference).

4.1	Specimen of share certificate of Common Stock, par value $0.01, ON Semiconductor Corporation (incorporated by reference from Exhibit 4.1 to ON Semiconductor Corporation’s Form 10-K filed with the Securities and Exchange Commission on March 10, 2004).

5.1	Opinion of DLA Piper US LLP regarding legality of securities being registered.

8.1	Opinion of DLA Piper US LLP regarding certain U.S. income tax aspects of the merger.

8.2	Opinion of O’Melveny & Myers LLP regarding certain U.S. income tax aspects of the merger.

10.1	Form of Voting Undertaking by and among ON Semiconductor Corporation, Catalyst Semiconductor, and certain Catalyst Semiconductor, Inc. stockholders (included as Annex B to the proxy statement/prospectus forming part of this registration statement and incorporated herein by reference).

10.2	Employment Agreement by and among Semiconductor Components Industries, LLC and Gelu Voicu, dated as of July 16, 2008.

23.1	Consent of PricewaterhouseCoopers LLP (relating to ON Semiconductor Corporation).

23.2	Consent of Ernst & Young LLP (relating to AMIS Holdings, Inc.).

23.3	Consent of PricewaterhouseCoopers LLP (relating to Catalyst Semiconductor, Inc.).

23.4	Consent of DLA Piper US LLP (included as part of Exhibit 5.1).

23.5	Consent of DLA Piper US LLP (included as part of Exhibit 8.1).

23.6	Consent of O’Melveny & Myers LLP (included as part of Exhibit 8.2).

24.1	Powers of Attorney for ON Semiconductor Corporation (included on signature page).

99.1	Form of Proxy for Catalyst Semiconductor, Inc.

99.2	Consent of Houlihan Lokey Howard & Zukin Capital, Inc.

*	Certain schedules have been omitted and ON agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.